Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT

by and among

FLORIDA POWER & LIGHT COMPANY

and

CHESAPEAKE UTILITIES CORPORATION

Dated as of September 26, 2023

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

(continued)

-v-

Exhibits

Exhibit A: Form of Transition Services Agreement

Schedules

Schedule I: Accounting Principles and Sample Working Capital Statement

Disclosure Letters

Seller Disclosure Letter

Purchaser Disclosure Letter

-vi-

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of September 26, 2023, is by and among Florida Power & Light Company, a Florida corporation (“Seller”) and Chesapeake Utilities Corporation, a Delaware corporation (“Purchaser”). Seller and Purchaser are each referred to individually in this Agreement as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, Seller owns, of record and beneficially, all of the outstanding common shares, without par value (the “Shares”), of Pivotal Utility Holdings, Inc., a New Jersey corporation (the “Company”);

WHEREAS, the Shares represent all of the outstanding equity interests of the Company;

WHEREAS, the Company owns and operates a business known as Florida City Gas;

WHEREAS, Seller desires to sell and transfer, and Purchaser desires to purchase, all of Seller’s right, title and interest in and to the Shares for the Purchase Price, subject to the terms and conditions of this Agreement; and

WHEREAS, Seller and Purchaser desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, Seller and Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

1.1  Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“Action” shall mean any audit, examination, hearing, investigation, claim, action, demand, suit, arbitration, litigation or proceeding (including any state regulatory proceeding) by or before any Governmental Entity, whether civil, criminal, administrative, regulatory or otherwise, and whether at law or in equity.

“Actual Fraud” means common law fraud under the Laws of the State of New York (and not a constructive fraud or negligent misrepresentation or omission) by a Person in connection with the making of a specific representation or warranty expressly set forth in Article III or Article IV.

“Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly, controls, is controlled by, or is under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided that, from and after the Closing, (a) the Company shall not be considered an Affiliate of Seller or any of Seller’s Affiliates and (b) none of Seller or any of Seller’s Affiliates shall be considered an Affiliate of the Company.

“Authorization Letters” means customary authorization letters to Financing Parties authorizing the distribution of information to prospective lenders, investors and financing sources and containing customary information and representations with respect to such information.

“Business” shall mean the business and operations of the Florida City Gas operating division of the Company, as conducted at the date of this Agreement and reflected in the Business Financial Statements.

“Business Day” shall mean any day other than Saturday, Sunday, or any day on which banks in the City of New York or the State of Florida are authorized or required by Law to be closed.

“Business Employee” shall mean any current or former employee, officer, director, independent contractor or consultant of the Company or who primarily provides (or provided) services to the Business.

“Business Marks” shall mean all registered and unregistered trademarks, service marks, trade names, logos, Internet domain names, websites, social media accounts or Internet keywords (e.g., Google AdWords), and any applications for registration of any of the foregoing, together with all goodwill associated with each of the foregoing, owned or used by the Company in connection with the Business, including all trademarks that include the terms set forth on Section 1.1(a) of the Seller Disclosure Letter and all trademarks used in conjunction with or related thereto or containing or comprising the foregoing, including any trademarks confusingly similar thereto or dilutive thereof (including any word or expression similar thereto or constituting an abbreviation or extension thereof); provided, however, that “Business Marks” shall not include any trademarks, service marks, trade names, logos, designs, Internet domain names, websites, social media accounts or Internet keywords (e.g., Google AdWords), or any applications for registration of any of the foregoing, in each case owned by Seller or its Affiliates (other than Company), including any Seller Marks.

“Business Material Adverse Effect” shall mean any fact, circumstance, effect, change, event or development (each an “Effect” and, collectively, “Effects”) that, individually or in the aggregate with other Effects, has, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, results of operations or financial condition of the Business, taken as a whole, or the Company, taken as a whole, or (b) the ability of Seller to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis; provided, however, that in the case of clause (a) only, none of the following Effects shall be taken into account, individually or in the aggregate, in determining whether there has been a Business Material Adverse Effect: (i) the announcement or pendency of this Agreement and the transactions contemplated hereby; (ii) any action required to be taken by the Company pursuant to the express terms of this Agreement or consented to in writing by Purchaser; (iii) any failure to meet any internal or published projections, forecasts, estimates or predictions in respect of recoveries, revenues, earnings or other financial or operating metrics for any period (provided that the underlying causes for such failure shall not be excluded under this clause (iii)); (iv) any change after the date hereof generally affecting the conditions in international, national or regional economies, financial markets, capital markets or commodities markets, including changes in interest rates or exchange rates; (v) any change after the date hereof in international, national, regional or local regulatory, political or legislative conditions generally, including the outbreak or escalation of hostilities or any acts of war, sabotage or terrorism; (vi) any hurricane, tornado, tsunami, flood, earthquake or other natural disaster or weather-related event, circumstance or development or acts of God; (vii) the effect of the coronavirus (COVID-19) pandemic (or any mutation or variation of the SARS-CoV-2 virus) or the related responses of a Governmental Entity, Seller or the Company with respect thereto, including any COVID Action; (viii) any change after the date hereof in applicable Law or GAAP (or authoritative interpretation thereof); or (ix) any Effect arising after the date hereof generally affecting the natural gas local distribution industry (including any general changes in the operations thereof); provided, further, that with respect to clauses (iv) through (ix), such Effect shall not be excluded to the extent (and solely to the extent) it disproportionately affects the Business, taken as a whole, as compared to other businesses operating in the industries and geographies in which the Business operates.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act of 2020.

“Certain Seller Marks” shall mean all registered and unregistered trademarks, service marks, trade names, logos, designs, service marks and logos, Internet domain names, websites, social media accounts or Internet keywords (e.g., Google AdWords), and any applications for registration of any of the foregoing, in each case as set forth in Section 1.1(f) of the Seller Disclosure Letter, together with all goodwill associated with each of the foregoing, in each case owned by Seller or its Affiliates (other than Company), and all trademarks owned by Seller or its Affiliates (other than Company) that include the PowerBall logo or the term “NextEra Energy,” “NextEra”, “Florida Power & Light” or “FPL” and all trademarks used in conjunction with or related thereto or containing or comprising the foregoing, and any logos, designs used with any of the trademarks listed above, including any trademarks confusingly similar thereto or dilutive thereof (including any word or expression similar thereto or constituting an abbreviation or extension thereof); provided, however, that “Certain Seller Marks” shall not include the items set forth on Section 1.1(a) of the Seller Disclosure Letter.

“COBRA Continuation Coverage” shall mean the continuation of group health plan coverage required under sections 601 through 608 of ERISA, and section 4980B of the Code and any comparable continuation of group health plan coverage required by applicable state or local Law.

“Code” shall mean the U.S. Internal Revenue Code of 1986.

“Company Benefit Plan” shall mean each Seller Benefit Plan that is either (a) sponsored or maintained by the Company or (b) maintained by the Seller Group exclusively for the benefit of Business Employees.

“Company Intellectual Property” means the Owned Intellectual Property and the Licensed Intellectual Property.

“Company IP Contracts” means all Contracts concerning Intellectual Property or IT Systems to which the Company is a party or beneficiary or by which the Company, or any of its properties or assets, are bound, including all (a) licenses or assignments of, or permissions to use, any Intellectual Property or IT Systems by the Company to any Person, (b) licenses or assignments of, or permissions to use, any Intellectual Property by any Person to the Company, and (c) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of Intellectual Property or IT Systems.

“Compliant” means, with respect to the Required Information, (i) that such Required Information does not contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company and its business, necessary in order to make such Required Information, in light of the circumstances under which the statements contained in such Required Information were made, not misleading and (ii) that such Required Information remains throughout the Marketing Period in compliance in all material respects with applicable requirements of Item 3-05 of Regulation S-X under the Securities Act for registered offerings of securities on a registration statement on Form S-3.

“Confidential Information” shall have the meaning ascribed to such term in the Confidentiality Agreement.

“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated August 15, 2023, by and between Seller and Purchaser.

“Contract” shall mean any lease, contract, license, arrangement, option, instrument, note, bond, mortgage, indenture, deed of trust, agreement or commitment (whether written or oral) or other contractual obligation, excluding any Permit or Seller Benefit Plan.

“COVID Action” means any actions that Seller reasonably determines are necessary for the Company to take to comply with any “shelter-in-place” or similar order or directive issued by a Governmental Entity in connection with or in response to the coronavirus (COVID-19) pandemic or any mutation or variation of the SARS-CoV-2 virus.

“Easements” shall mean all easements, license agreements, railroad crossing rights, rights-of-way, leases for rights-of-way, and similar use and access rights related to the Business.

“Encumbrances” shall mean any mortgages, deeds of trust, pledges, liens, charges, security interests, conditional and installment sale agreements, activity and use limitations, Easements, licenses, covenants, encumbrances, obligations, limitations, deed restrictions, preferential purchase rights or options, adverse claims of interest and any other restrictions of any kind, including restrictions on use, transfer, receipt of income, or exercise of any other attribute of ownership.

“Environment” shall mean all or any of the following media: soil, land surface and subsurface strata, surface waters (including navigable waters, streams, ponds, drainage basins, and wetlands), groundwater, drinking water supply, stream sediments, ambient air (including the air within buildings and the air within other natural or man-made structures above or below ground), plant and animal life, and any other natural resource.

“Environmental Claims” shall mean any and all Actions arising pursuant to any Environmental Laws or Environmental Permits, or arising from the presence, Release, or threatened Release (or alleged presence, Release, or threatened Release) into the Environment of any Hazardous Materials, including any and all claims by any Governmental Entity or by any Person for enforcement, cleanup, remediation, removal, response, remedial or other actions or damages, contribution, indemnification, cost recovery, compensation, or injunctive relief pursuant to any Environmental Law.

“Environmental Laws” shall mean any and all Laws regulating or relating to, or imposing liability with respect to, pollution or the protection of human health and safety (as it relates to exposure to Hazardous Materials), or the Environment, or damage to natural resources, including Laws relating to Releases and threatened Releases or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Hazardous Materials.

“Environmental Permits” shall mean all permits, registrations, certifications, licenses, franchises, exemptions, approvals, consents, waivers, water rights or other authorizations of Governmental Entities issued under or with respect to applicable Environmental Laws.

“Equity Award” means any incentive, award or other right or contract with respect to the equity of any member of the Seller Group made pursuant to a Seller Benefit Plan.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of a Person shall mean any trade or business, whether or not incorporated, under common control with such Person and that, together with such Person, is treated as a single employer within the meaning of Sections 414(b), (c), (m) or (o) of the Code.

“Estimated Working Capital Adjustment Amount” shall mean an amount, which may be positive or negative, equal to (a) the amount of Working Capital set forth in the Estimated Closing Statement minus (b) the Target Working Capital.

“FCG 2022 Base Rate Case” shall mean the base rate proceeding pending before the Florida Public Service Commission at Docket No. 20220069-GU and the associated appeal pending before the Florida Supreme Court at Case No. SC2023-0988.

“Final Working Capital Adjustment Amount” shall mean an amount, which may be positive or negative, equal to (a) the amount of Working Capital set forth in the Final Closing Statement minus (b) the Target Working Capital.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied throughout the periods involved.

“Governmental Entity” shall mean any foreign, domestic, supranational, federal, territorial, state or local governmental entity, court, tribunal, judicial or arbitral body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, agency, or any political or other subdivision, department or branch of any of the foregoing.

“Hazardous Material” shall mean (a) any chemicals, materials, substances, or wastes which are now or hereafter defined as or included in the definition of “hazardous substance,” “hazardous material,” “hazardous waste,” “solid waste,” “toxic substance,” “extremely hazardous substance,” “pollutant,” “contaminant,” or words of similar import under applicable Environmental Laws, and (b) any petroleum, petroleum products (including crude oil or any fraction thereof), natural gas, natural gas liquids, liquefied natural gas or synthetic gas useable for fuel (or mixtures of natural gas and such synthetic gas), or oil and gas exploration or production waste, polychlorinated biphenyls, per- and polyfluoroalkyl substances, asbestos-containing materials, mercury, and lead-based paints.

“HSR Act” shall mean the Hart-Scott Rodino Antitrust Improvements Act of 1976.

“Indebtedness” shall mean, with respect to a Person, without duplication and determined in each case in accordance with the Accounting Principles: (a) any indebtedness for borrowed money, whether current, short-term or long-term, secured or unsecured, including obligations evidenced by a note, bond, debenture or similar instruments; (b) any obligations in respect of letters of credit or bank guarantees, in each case to the extent drawn; (c) any obligations issued or assumed as the deferred purchase price of any property or services (other than trade credit incurred in the ordinary course of business); (d) any overdrafts of cash accounts; and (e) any guarantee by such Person of any obligations of another Person of the types described in the foregoing clauses (a) or (d) above, including accrued and unpaid interest, prepayment charges or premium thereon, but excluding any breakage costs, penalties, additional interest, premiums fees and other prepayment fees, costs and expenses payable in connection with any Indebtedness that will not become due, payable or paid in connection with or as a result of the transactions contemplated by this Agreement.

“Intellectual Property” shall mean (a) any U.S. or foreign patents, inventions, copyrights, works of authorship, all registered and unregistered trademarks, service marks, trade names, logos, Internet domain names, websites, social media accounts or Internet keywords (e.g., Google AdWords), including the goodwill symbolized thereby or associated therewith, mask works, and other similar intangible rights throughout the world, and applications, registrations, renewals and extensions for any of the foregoing, (b) any right or interest, whether registered or unregistered, in know how, trade secrets, confidential proprietary information, database rights, software, operating and manufacturing procedures, designs, specifications and the like, (c) any protectable or proprietary interest in any similar intangible asset of a technical, scientific or creative nature, and (d) any protectable or proprietary interest in or to any documents or other tangible media containing any of the foregoing.

“Intercompany Debt” shall mean the Indebtedness of the Company held by Affiliates of the Company.

“Interim Balance Sheet Date” means the date of the most recent balance sheet included in the Business Financial Statements.

“IRS” shall mean the U.S. Internal Revenue Service.

“Knowledge” shall mean, with respect to any Person, the actual knowledge (after reasonable inquiry) of such Person.

“Knowledge of Purchaser” shall mean the actual knowledge (after reasonable inquiry) of the Persons listed on Section 1.1(a) of the Purchaser Disclosure Letter.

“Knowledge of Seller” shall mean the actual knowledge (after reasonable inquiry) of the Persons listed on Section 1.1(b) of the Seller Disclosure Letter.

“Labor Agreement” shall mean any collective bargaining agreement, side agreement, amendment, memoranda, letter of understanding, letter of intent or other Contract with any labor union, labor organization, works council or association of employees.

“Law” shall mean any federal, state, local, foreign or supranational law, statute, regulation, ordinance or rule.

“Liability” shall mean all indebtedness, commitments, obligations and other liabilities of any nature, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due.

“Licensed Intellectual Property” means all Intellectual Property that the Company is licensed or otherwise permitted to use pursuant to the Company IP Contracts.

“Loss” or “Losses” shall mean any Liability, including, Taxes, costs and expenses of any and all Actions, assessments, judgments, settlements or compromises relating thereto, reasonable attorneys’ fees, reasonable disbursements, interest, penalties, and all expenses incurred in investigating, preparing or defending against any Action commenced or threatened or any Order in connection therewith.

“made available” shall mean that such information, document or material was provided for review by Purchaser or its Representatives in the electronic data site established on behalf of the Company and to which Purchaser or its Representatives has been given access in connection with the transactions contemplated by this Agreement on or before 12:01 a.m. New York time on the last day preceding the date hereof (and was not removed prior to the date hereof); provided, however, that any redacted portions of any such materials, documents or information shall not be deemed to have been “made available” to Purchaser or its Representatives.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days commencing not prior to November 6, 2023 and throughout which (i) the conditions set forth in Section 8.1 and Section 8.2 have been and continue to be satisfied (other than those conditions that are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), assuming that the Closing were to be scheduled for any time during such fifteen (15) consecutive Business Day period and (ii) Purchaser shall have received the Required Information, and the Required Information is Compliant; provided that if Purchaser in good faith reasonably believes that any Required Information delivered by Seller is not Compliant, it shall within five (5) Business Days after receipt of such Required Information deliver a written notice to Seller to that effect (stating with reasonable specificity how such Required Information is not Compliant) and if Purchaser does not deliver such a written notice to Seller within such five (5) Business Day period, Seller’s delivery of the Required Information shall be deemed to be Compliant as of such date and accepted by Purchaser; provided further that (A) the Marketing Period shall not commence and shall be deemed not to have commenced if, prior to the completion of the Marketing Period, (x) the applicable independent auditors shall have withdrawn any audit opinion contained in the Required Information or objected to its inclusion in any Offering Document, or such independent auditors fail to confirm they are prepared to issue customary comfort letters (which shall be in agreed form prior to the commencement of the Marketing Period), including customary “negative assurance” comfort, at any pricing date and closing date in connection with any offering of debt or equity securities contemplated by the Financing Letters occurring during such Marketing Period, in which case the Marketing Period shall not commence unless and until a new unqualified audit opinion is issued with respect thereto by the applicable independent auditors or another independent accounting firm reasonably acceptable to Purchaser and such applicable independent auditors or other independent accustoming firm confirm they are prepared to issue such customary comfort letters at such dates, as applicable, (y) the financial statements and other financial information included in the Required Information would be deemed stale or otherwise be insufficient or unusable in connection with a registered offering of securities (including in connection with filing a registration statement under the Securities Act for such registered offering of securities) or under customary practices for Rule 144A private placements of debt securities, in which case the Marketing Period shall not commence until the receipt by Purchaser of updated Required Information and such updated Required Information would not be stale or otherwise unusable during such fifteen (15) consecutive Business Day period or (z) the Company or any of its Affiliates (including the Seller) restates any financial statements included in the Required Information or issues a public statement indicating its intent to restate any financial statements included in the Required Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not commence unless and until such restatement has been completed and the relevant financial statements have been amended or the Company or such Affiliate (including the Seller) has announced that is has concluded that no such restatement shall be required in accordance with GAAP, (B) the Marketing Period shall end on any earlier date on which the Financing is consummated, (C) the Marketing Period shall exclude as Business Days (but shall not serve as a break in consecutive Business Days) (x) November 23, 2023 through November 27, 2023 and (y) December 18, 2023 through January 5, 2024, and (D) notwithstanding anything foregoing to the contrary, the Marketing Period may be extended by the Purchaser to no later than through March 31, 2024 as reasonably necessary to complete the offerings of debt or equity securities contemplated by the Financing Letters.

“Offering Documents” means offering and syndication documents and materials, including offering memoranda, private placement memoranda, prospectuses, prospectus supplements, filings with the SEC, information memoranda and packages, lender and investor presentations, rating agency materials and presentations, and similar documents and materials in connection with the Financing (including any debt or equity securities contemplated by the Financing Letters).

“Order” shall mean any charge, decree, ruling, determination, directive, award, order, judgment, writ, injunction or stipulation of a Governmental Entity.

“Organizational Documents” shall mean, with respect to any Person, (a) the articles or certificate of formation, incorporation or organization (or the equivalent organizational documents) of such Person and (b) the bylaws or limited liability company agreement or regulations (or the equivalent governing documents) of such Person.

“Owned Intellectual Property” means all Intellectual Property owned by the Company.

“Permits” shall mean all licenses, permits, franchises, approvals, registrations, authorizations, consents or Orders of any Governmental Entity, other than the Required Regulatory Approvals and the Environmental Permits.

“Permitted Encumbrances” shall mean (a) statutory Encumbrances of mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other like Encumbrances arising or incurred in the ordinary course of business relating to obligations as to which there is no material default on the part of the Company or any of its subsidiaries or the validity or amount of which is being contested in good faith by appropriate Actions timely instituted or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (b) Encumbrances arising under equipment leases with third parties entered into in the ordinary course of business which do not or would not materially impair the use and occupancy of the Real Property, (c) Encumbrances for Taxes, assessments or other governmental charges or levies that are not due or payable or that are being contested by appropriate Actions or that may thereafter be paid without material interest or penalty and, in each case, for which adequate reserves have been established in accordance with GAAP, (d) Encumbrances specifically disclosed in the Business Financial Statements (and readily identifiable as such), (e) with respect to real property, defects or imperfections of title not materially interfering with the ordinary conduct of the Business as a whole, (f) restrictions under the leases, subleases and similar agreements with respect to the Real Property, none of which materially interferes with the ordinary conduct of the Business as a whole, (g) any Easements, covenants, rights-of-way, restrictions of record and other similar charges not materially interfering with the ordinary conduct of the Business as a whole, (h) any conditions that would be shown by a current, accurate survey or physical inspection of any Real Property which do not materially interfere with the ordinary conduct of the Business as a whole, (i) zoning, entitlement, land use, environmental, building and other similar restrictions, none of which materially interferes with the ordinary conduct of the Business as a whole, (j) Encumbrances that have been placed by any developer, landlord or other third party on property owned by third parties over which the Company has easement rights and subordination or similar agreements relating thereto, not materially interfering with the ordinary conduct of the Business as a whole, (k) all rights of any Person under condemnation, eminent domain or similar proceedings, which are pending or threatened prior to Closing and set forth on Section 1.1(c) of the Seller Disclosure Letter, (l) all Encumbrances arising under approvals obtained by the Company and related to the Business which have been issued by any Governmental Entities and are set forth on Section 1.1(d) of the Seller Disclosure Letter, (m) Encumbrances created by any lease or sublease for Leased Real Property and (n) nonexclusive licenses to Intellectual Property granted in the ordinary course of business.

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.

“Post-Closing Tax Period” shall mean any taxable period beginning after the Closing Date, and, in the case of any Straddle Tax Period, the portion of such period beginning immediately after the Closing Date.

“Pre-Closing Tax Period” shall mean any taxable period ending on or prior to the Closing Date and, in the case of any Straddle Tax Period, the portion of such period ending on and including the Closing Date.

“Property Taxes” shall mean real, personal and intangible ad valorem property Taxes.

“Purchase Price” shall mean the aggregate amount determined pursuant to Section 2.2, as it may be adjusted pursuant to Section 2.7.

“Purchaser Disclosure Letter” shall mean the disclosure letter, dated as of the date hereof, delivered by Purchaser to Seller in connection with the execution of this Agreement.

“Purchaser Material Adverse Effect” shall mean any Effect that, individually or in the aggregate with other Effects, has, or would reasonably be expected to have, a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis.

“Real Property” shall mean the fee interests in real property held by the Company, including buildings, structures, pipelines, other improvements, and fixtures located thereon, in each case as relating to the Business (the “Owned Real Property”), the leasehold and subleasehold interests of the Company under the leases and subleases of real property relating to the operation of the Business (the “Leased Real Property”), and the Easements in favor of the Company relating to the operation of the Business, including buildings, structures, pipelines, other improvements and fixtures located thereon.

“Registered” means issued by, registered, recorded or filed with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of Hazardous Materials into the Environment.

“Representatives” means, with respect to a particular Person, such Person’s Affiliates and such Person’s and such Person’s Affiliates’ respective controlling shareholders, general partners, managing members, directors, officers, employees, consultants, advisors, agents and other representatives, including legal counsel, accountants and financial advisors.

“Required Information” means all customary financial and other information regarding the Company and its Subsidiaries as Purchaser shall reasonably request in order to consummate the Financing, consisting solely of (i) audited consolidated balance sheets of the Company and related consolidated statements of earnings (loss), comprehensive income (loss), cash flows and shareholders’ equity of the Company for the two most recently completed fiscal years ended at least 60 days prior to the Closing Date (assuming, for purposes of determining the satisfaction of the Marketing Period that the Closing Date would occur at the end of such Marketing Period), in each case, prepared in accordance with GAAP, including footnotes and the related audit reports; (ii) an unaudited consolidated balance sheet of the Company as at the end of, and related consolidated statements of earnings (loss), comprehensive income (loss), cash flows and shareholders’ equity of the Company for, the latest subsequent fiscal quarter (reflecting both year-to-date and quarter-to-date information as applicable) (other than the fourth fiscal quarter of a fiscal year) of the Company subsequent to the last fiscal year for which financial statements were prepared pursuant to the preceding clause (A) and ended at least 40 days before the Closing Date (assuming, for purposes of determining the satisfaction of the Marketing Period that the Closing Date would occur on the last day of such Marketing Period), together with the consolidated balance sheet and related statement of earnings (loss), comprehensive income (loss), cash flows and shareholders’ equity for the corresponding portion of the previous year, in each case, prepared in accordance with GAAP and (iii) such information regarding the Company that has been requested by Purchaser and is reasonably necessary for Purchaser to prepare pro forma financial statements and giving pro forma effect to the transactions contemplated by this Agreement in a manner compliant with Article 11 of Regulation S-X.

“Required Regulatory Approvals” shall mean the approvals set forth on Section 1.1(e) of the Seller Disclosure Letter.

“RSAM Amount” shall mean the amount of depreciation reserve, resulting from the reserve surplus amortization mechanism approved by the Florida Public Service Commission’s Order No. PSC-2023-0177-FOF-GU, that can be utilized to adjust earnings within the allowable “return on equity” range for the Company.

“RSAM Shortfall” shall mean any RSAM Amount utilized by the Company in excess of $4,414,128 as of the Closing.

“Sample Working Capital Statement” shall mean the illustrative reference statement of Working Capital set forth as item 3 on Schedule I.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended.

“Seller Benefit Plan” shall mean all employee benefit plans (whether written or unwritten) (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and all bonus, stock option, stock purchase, restricted stock or other equity-based compensation, incentive, deferred compensation, retiree health or life insurance, supplemental retirement, superannuation, gratuity, employment, severance, retention, termination, change in control, welfare, post-employment, profit-sharing, savings, disability, health, vacation, sick leave benefits, paid time off, supplemental unemployment, supplemental or excess benefit, fringe benefits or other benefit plans, contracts, programs, agreements or arrangements, (a) that are sponsored, maintained, contributed to or required to be maintained or contributed to any member of the Seller Group or its ERISA Affiliates, in each case providing benefits to any Business Employee or beneficiary thereof, or (b) under which the Company has any Liability or any obligation to contribute (whether actual or contingent).

“Seller Group” shall mean Seller and its Affiliates.

“Seller Marks” shall mean all registered and unregistered trademarks, service marks, trade names, logos, designs, service marks and logos, Internet domain names, websites, social media accounts or Internet keywords (e.g., Google AdWords), and any applications for registration of any of the foregoing, including as set forth in Section 1.1(f) of the Seller Disclosure Letter, together with all goodwill associated with each of the foregoing, in each case owned by Seller or its Affiliates (other than Company), including all trademarks owned by Seller or its Affiliates (other than Company) that include the PowerBall logo or the term “NextEra Energy,” “NextEra”, “Florida Power & Light” or “FPL” and all trademarks used in conjunction with or related thereto or containing or comprising the foregoing, and any logos, designs used with any of the trademarks listed above, including any trademarks confusingly similar thereto or dilutive thereof (including any word or expression similar thereto or constituting an abbreviation or extension thereof); provided, however, that “Seller Marks” shall not include the items set forth on Section 1.1(a) of the Seller Disclosure Letter.

“Straddle Tax Period” shall mean any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any other Person, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member.

“Target Working Capital” shall mean the amount set forth on Schedule 1 of the Target Working Capital Statement and designated as the “Target Working Capital” of the Company.

“Tax” shall mean any tax of any kind, including any federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, excise, value added, estimated, stamp, alternative or add-on minimum, environmental or withholding tax, and any other duty, assessment or governmental charge, in each case in the nature of a tax, imposed by any Governmental Entity, together with all interest, penalties and additional amounts imposed with respect to such amounts.

“Tax Claim” shall mean any Tax Proceeding (a) that, if pursued successfully, would reasonably be expected to serve as the basis for a claim for indemnification under Article VII or (b) relating to a Pre-Closing Tax Period or Straddle Tax Period of the Company.

“Tax Proceeding” shall mean any audit, examination, contest, litigation, voluntary disclosure proceedings or other Action relating to Taxes.

“Tax Return” shall mean any return, declaration, report, election, claim for refund or information return or statement filed or required or permitted to be filed with any taxing authority relating to Taxes, including any schedule or attachment thereto or any amendment thereof.

“Transition Services Agreement” shall mean the Transition Services Agreement to be entered into at the Closing substantially in the form of Exhibit A hereto.

“United States” or “U.S.” shall mean the United States of America and its territories and possessions.

“WARN Act” shall mean the federal Worker Adjustment Retraining and Notification Act of 1988 and similar state or local Laws related to plant closings, relocations and mass layoffs.

“Working Capital” shall mean Current Assets less Current Liabilities, in each case, as defined in the Accounting Principles, in accordance with the Sample Working Capital Statement.

1.2 Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Accounting Principles	2.4(b)
Acquisition Proposals	5.15
Agreed Allocation	7.14(b)
Agreement	Preamble
Business Financial Statements	3.5(a)
Business Material Contracts	3.9(a)
Cap	10.2(b)(iii)
Closing	2.1
Closing Date	2.3(a)
Closing Payment Adjustments	2.2
Combined Tax Return	7.5(a)
Commitment Letter	4.6
Company	Recitals
Competitive Activity	5.13(b)(i)
Continuation Period	6.1(a)
Continuing Agreements	5.9
Continuing Employee	6.1(a)
Continuing Guarantees	.5.10
control	Definition of Affiliate
controlled by	Definition of Affiliate
Controlling Party	7.7(b)
De Minimis Amount	10.2(b)(ii)
Deductible	10.2(b)(ii)
Direct Loss	10.4(e)
Disability Employee	6.5
Effect	Definition of Business Material Adverse Effect
Effects	Definition of Business Material Adverse Effect

Enforceability Exceptions	3.3
Estimated Closing Statement	2.4(a)
Fee Letter	4.6
Financing	4.6
Financing Letters	4.6
Financing Parties	5.11(a)
Financing Source Parties	11.5
Final Closing Statement	2.6(c)
Form 8023	7.14(a)
Franchises	3.9(a)(i)
Fundamental Indemnification Matters	10.2(b)(ii)
Historic Obligations	5.9
Indemnifying Party	10.4(a)
Indemnitee	10.4(a)
Independent Accounting Firm	2.6(c)
Initial Closing Statement	2.5(a)
Intercompany Arrangements	5.9
Interim Financial Statements	3.5(a)
IT Systems	3.20(e)
Leased Real Property	Definition of Real Property
Legal Restraints	8.1(a)
New Plan	6.1(a)
Non-Controlling Party	7.7(b)
Notice of Disagreement	2.6(a)
Outside Date	9.1(b)(i)
Owned Real Property	Definition of Real Property
Parties	Preamble
Party	Preamble
Post-Closing Adjustment	2.7
Pre-Closing Insurance	3.18(b)
Pre-Closing Separate Tax Return	7.5(a)(ii)
Proposed Form 8883	7.14(b)
Purchaser	Preamble
Purchaser’s 401(k) Plan	6.3
Purchaser Fundamental Indemnificaiton Matters	10.3(b)(i)
Purchaser Fundamental Representations	8.3(a)
Purchaser Indemnified Parties	10.2(a)
Purchaser Tax Indemnified Parties	7.1
Releasees	5.16(a)
Resolution Period	2.6(b)
Restricted Employee	5.13(a)
Restricted Territory	5.13(b)(i)
Sale	2.1
Sample Working Capital Statement	2.4(b)
Section 338(h)(10) Election	7.14(a)
Seller	Preamble

Seller Disclosure Letter	Article III
Seller Fundamental Representations	8.2(a)
Seller Indemnified Parties	10.3(a)
Seller Indemnified Taxes	7.1
Seller Tax Indemnified Parties	7.2
Seller’s 401(k) Plan	6.3
Shares	Recitals
Substitute Financing	5.11(c)
Substituted Guarantees	5.10
Tax Dispute	7.15
Third Party Claim	10.4(a)
Third Party Claim Notice	10.4(a)
Transfer Taxes	7.11
under common control with	Definition of Affiliate
Withheld Business Material Contracts	3.9(b)
Willful Breach	9.3

1.3  Other Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation apply.

(a) Exhibits and Schedules. Unless otherwise expressly indicated, any reference in this Agreement to an “Exhibit” or “Schedule” refers to an Exhibit or Schedule to this Agreement. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof as if set forth in full herein and are an integral part of this Agreement. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein are defined as set forth in this Agreement. In the event of conflict or inconsistency, this Agreement shall prevail over any Exhibit or Schedule.

(b) Time Periods. When calculating the period of time before which, within which, following or after which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. If the last day of such period is a non-Business Day, the period in question will end on the next succeeding Business Day.

(c)  Gender and Number. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine, and neuter, and the singular includes the plural, and the plural includes the singular.

(d)  Certain Terms. The words “herein,” “hereinafter,” “hereof,” and “hereunder” and words of similar import refer to this Agreement (including the Exhibits and Schedules to this Agreement) as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The word “including” or any variation thereof means “including, without limitation” and does not limit any general statement that it follows to the specific or similar items or matters immediately following it. The words “to the extent” when used in reference to a liability or other matter, means that the liability or other matter referred to is included in part or excluded in part, with the portion included or excluded determined based on the portion of such liability or other matter exclusively related to the subject or period. Unless the context dictates otherwise, “or” shall be interpreted to mean “and/or”. A reference to any Party or to any party to any other agreement or document shall include the successors and permitted assigns of such Party or party, as applicable. A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or reenactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder, as amended through such specific date). The phrase “ordinary course of business” or “ordinary course” refers to the ordinary course of business consistent with past practice of the Business and not of Seller and its Affiliates generally. References to “$” shall mean U.S. dollars and references to “written” or “in writing” include in electronic form. Any reference to “days” shall mean calendar days unless Business Days are expressly specified.

(e)  Headings. The division of this Agreement into Articles, Sections, and other subdivisions, and the insertion of headings are for convenience of reference only and do not affect, and will not be utilized in construing or interpreting, this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(f)  Joint Participation. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

THE SALE AND PURCHASE

2.1 Sale and Purchase of Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), Seller shall transfer, convey, assign and deliver, or cause to be transferred, conveyed, assigned and delivered, to Purchaser, and Purchaser shall, purchase and acquire from Seller the Shares, free and clear of all Encumbrances, other than restrictions on transfer that may be imposed by applicable securities Laws (the “Sale”).

2.2 Closing Payment. In consideration for the Shares, at the Closing, Purchaser shall, deliver to Seller (and/or one or more of Seller’s designees), in cash, an aggregate of (a) $923,407,031, plus (b) the Estimated Working Capital Adjustment Amount if any, minus (c) the amount, if any, of Indebtedness of the Company as of the Closing Date, as set forth in the Estimated Closing Statement, minus (d) the RSAM Shortfall (the amounts in (b), (c) and (d) together, the “Closing Payment Adjustments”).

2.3 Closing.

(a) The Closing shall take place (i) remotely via the exchange of electronic documents at 10:00 a.m., New York time, on the third (3rd) Business Day after the date on which all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be fulfilled or, to the extent permitted by applicable Law, waived on the Closing Date, but subject to the fulfillment or, to the extent permitted by applicable Law, waiver of those conditions) are fulfilled or, to the extent permitted by applicable Law, waived, or (ii) at such other place, time or date as may be mutually agreed upon in writing by Seller and Purchaser; provided, that if the Marketing Period has not ended on the last date the Closing shall be required to occur pursuant to the foregoing, the Closing shall occur instead on the earlier of (a) the second (2nd) Business Day immediately following the day that the Marketing Period expires and (b) any Business Day during the Marketing Period as may be specified by Purchaser on no less than three (3) Business Days’ prior written notice to the Seller. The date on which the Closing occurs is referred to as the “Closing Date.” The Closing shall be deemed to have occurred at 11:59 p.m. New York time on the Closing Date.

(b) At or prior to the Closing:

(i) Seller shall deliver or cause to be delivered to Purchaser:

(A) the certificate required to be delivered pursuant to Section 8.2(d);

(B) the Transition Services Agreement duly executed by the applicable members of the Seller Group;

(C) resignations, effective as of the Closing Date, of all of the officers and directors of the Company, in each case who are employees of Seller and its Affiliates (other than the Company);

(D) duly executed certificate of non-foreign status of Seller, dated the Closing Date, substantially in the form of the sample certification set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B);

(E) an IRS Form W-9, Request for Taxpayer Identification Number and Certificate, duly executed by an officer of Seller;

(F) a properly completed IRS Form 8023, duly executed by Seller; and

(G) evidence reasonably satisfactory to Purchaser that Seller has irrevocably paid, settled or cancelled, or irrevocably caused to be paid, settled or cancelled the Intercompany Debt, together with the indefeasible termination of any related Encumbrances, guarantees and other related obligations.

(ii) Purchaser shall:

(A) pay to Seller (or to any Affiliate designated by Seller) by wire transfer, to the account or accounts designated by Seller (or by such Affiliate) in the notice accompanying the Estimated Closing Statement, immediately available funds in the aggregate amount determined pursuant to, and in accordance with, Section 2.2;

(B) deliver or cause to be delivered to Seller the Transition Services Agreement duly executed by the Purchaser; and

(C) deliver or cause to be delivered to Seller the certificate required to be delivered pursuant to Section 8.3(c).

2.4 Closing Payment Adjustments.

(a) Not less than five (5) Business Days prior to the anticipated Closing Date, Seller shall provide Purchaser with a statement prepared in good faith with a written estimate of each of (i) Working Capital, (ii) Indebtedness of the Company and (iii) the RSAM Shortfall, in each case, as of the Closing (the “Estimated Closing Statement”), which shall be accompanied by a notice that sets forth (A) Seller’s determination of the Closing Payment Adjustments and the Purchase Price after giving effect to the Closing Payment Adjustments, together with reasonably detailed supporting information and calculations and (B) the account or accounts to which Purchaser shall transfer the Purchase Price pursuant to Section 2.3. For the avoidance of doubt, the estimate of the Indebtedness of the Company as of the Closing set forth on the Estimated Closing Statement shall give effect to the repayment, settlement or cancellation of Intercompany Debt pursuant to Section 5.8, which repayment shall have been completed at or prior to the Closing.

(b) The Estimated Closing Statement shall be prepared in accordance with the Accounting Principles set forth as item 2 on Schedule I hereto (the “Accounting Principles”) and in accordance with GAAP, in each case, applied consistently with their application in connection with the preparation of the Business Financial Statements. It is understood and agreed that (i) the Accounting Principles set forth the amount of the Target Working Capital and (ii) each of the Estimated Working Capital Adjustment Amount and the Final Working Capital Adjustment Amount will be calculated based on the Working Capital amounts set forth in the Estimated Closing Statement and Final Closing Statement, respectively, each of which shall be prepared in accordance with the Accounting Principles and the Sample Working Capital Statement.

(c) From and after the delivery of the Estimated Closing Statement until the Closing Date, Seller shall, and shall cause the Company to, provide Purchaser and its Representatives with reasonable access during normal business hours upon reasonable advance written notice, in such a manner as not to unreasonably interfere with the normal operations of the Business, to the relevant financial books, records and work papers of the Company relating to the Business, and Seller shall, and shall cause its Affiliates (including the Company) and its and their respective employees, accountants and other Representatives to, cooperate with and assist Purchaser and its Representatives in connection with Purchaser’s review of the Estimated Closing Statement, including by making available accounting and financial personnel in order to respond to the inquiries of Purchaser and its Representatives to the extent reasonably requested in connection with such review; provided that the accountants of Seller and its Affiliates shall not be obliged to make any books, records, work papers or personnel available to Purchaser and its Affiliates except in accordance with such accountant’s normal disclosure procedures and then only after Purchaser or its Affiliate, as applicable, has signed a customary agreement relating to such access to books, records, work papers and personnel. Seller shall consider in good faith any comments on the Estimated Closing Statement submitted by Purchaser or its Representatives.

2.5 Initial Closing Statement.

(a) Within 60 days after the Closing Date, Purchaser shall prepare in good faith and deliver to Seller statements of (i) Working Capital, (ii) Indebtedness of the Company and (iii) the RSAM Shortfall, in each case as of the Closing (collectively, the “Initial Closing Statement”). The Initial Closing Statement shall be prepared in accordance with the Accounting Principles and in accordance with GAAP, in each case applied consistently with their application in connection with the preparation of the Business Financial Statements, as modified by the Accounting Principles.

(b) Following the date on which the Initial Closing Statement is delivered through the date that the Final Closing Statement becomes final and binding, Seller and its Representatives shall be permitted reasonable access during normal business hours upon reasonable advance written notice, in such a manner as not to unreasonably interfere with the normal operations of the Business, to the relevant financial books, records and work papers of the Company relating to the Business, and Purchaser shall, and shall cause its Affiliates (including the Company) and its and their respective employees, accountants and other Representatives to, cooperate with and assist Seller and its Representatives in connection with Seller’s review of the Initial Closing Statement, including by making available accounting and financial personnel in order to respond to the inquiries of the Seller and its Representatives to the extent reasonably requested in connection with the review and objection right contemplated in Section 2.6; provided that the accountants of Purchaser and its Affiliates shall not be obliged to make any books, records, work papers or personnel available to Seller and its Affiliates except in accordance with such accountant’s normal disclosure procedures and then only after Seller or its Affiliate, as applicable, has signed a customary agreement relating to such access to books, records, work papers and personnel.

(c) Purchaser agrees that, following the Closing through the date that the Final Closing Statement becomes final and binding, it will not take or permit to be taken any actions with respect to any accounting books, records, policies or procedures on which the Business Financial Statements or the Initial Closing Statement is based, or on which the Final Closing Statement is to be based, that would impede or delay the determination of the amount of Working Capital, Indebtedness of the Company or the RSAM Shortfall, in each case, as of the Closing or the preparation of any Notice of Disagreement or the Final Closing Statement in the manner and utilizing the methods provided by this Agreement.

2.6 Reconciliation of Initial Closing Statement.

(a) Seller shall notify Purchaser in writing no later than 30 days after Seller’s receipt of the Initial Closing Statement if Seller disagrees with the Initial Closing Statement, which notice shall describe in reasonable detail the basis for such disagreement (the “Notice of Disagreement”). If no Notice of Disagreement is delivered to Purchaser by such time, then the Initial Closing Statement shall become final and binding upon the Parties in accordance with Section 2.6(c). If a Notice of Disagreement is delivered during such period, only those matters specified in such Notice of Disagreement shall be deemed to be in dispute and each other component of the Initial Closing Statement that is not the subject of a timely delivered Notice of Disagreement by the Seller shall be final and binding on the Parties.

(b) During the 30 days immediately following the delivery of a Notice of Disagreement (the “Resolution Period”), Seller and Purchaser shall use their commercially reasonable efforts to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement.

(c) If, at the end of the Resolution Period, Seller and Purchaser have been unable to resolve any differences that they may have with respect to the matters specified in the Notice of Disagreement, Seller and Purchaser shall within fifteen (15) days following the expiration of the Resolution Period engage PricewaterhouseCoopers LLP or such other independent valuation or other firm of international reputation with expertise and an active practice area focused on purchase price dispute resolution in connection with mergers and acquisitions reasonably acceptable to the Sellers and the Purchaser (the “Independent Accounting Firm”) and submit all matters that remain in dispute with respect to the Notice of Disagreement to the Independent Accounting Firm. Seller and the Purchaser shall, within such fifteen (15)-day period, enter into a customary engagement letter with the Independent Accounting Firm, and to the extent necessary, each Party shall waive and cause its Affiliates to waive any then-existing conflicts with the Independent Accounting Firm to facilitate its engagement as contemplated in this Section 2.6. Within 30 days after submission of such matters to the Independent Accounting Firm, the Independent Accounting Firm shall make a final binding determination, in accordance with the Accounting Principles and the terms and definitions of this Agreement and based solely on the written submissions of the Parties, of the appropriate amount of each of the matters that remain in dispute as indicated in the Notice of Disagreement that Seller and Purchaser have submitted to the Independent Accounting Firm. With respect to each disputed matter, such determination, if not in accordance with the position of either Seller or Purchaser, shall not be in excess of the higher, or less than the lower, of the amounts advocated by Seller in the Notice of Disagreement or by Purchaser in the Initial Closing Statement with respect to such disputed matter. The Independent Accounting Firm shall not review or make any determination with respect to any matter other than the matters that remain in dispute as indicated in the Notice of Disagreement. The resolution by the Independent Accounting Firm of the disputed matters, absent fraud, intentional misconduct or manifest error, shall be final and binding upon the Parties. The statements of (i) Working Capital, (ii) Indebtedness of the Company and (iii) the RSAM Shortfall as of the Closing Date that are final and binding on the Parties, as determined either through agreement of the Parties pursuant to Section 2.6(a) or Section 2.6(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.6(c), are referred to as the “Final Closing Statement.”

(d) All fees and expenses relating to the work, if any, to be performed by the Independent Accounting Firm shall be borne equally by Seller, on the one hand, and Purchaser, on the other hand. During the review by the Independent Accounting Firm, each of Purchaser and Seller shall, and shall cause its respective Affiliates (including, in the case of Purchaser, the Company) and its and their respective employees, accountants and other Representatives to each make available to the Independent Accounting Firm (with copies to the other Party) such information, books and records and work papers, as may be reasonably requested by the Independent Accounting Firm to fulfill its obligations under Section 2.6(c); provided, that the accountants of Seller or Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after such Independent Accounting Firm has signed a customary agreement relating to such access to work papers. In acting under this Agreement, the Independent

Accounting Firm shall act as an expert and not an arbitrator. No Party, nor any Representative of any Party, shall be permitted to engage in any ex parte communications (whether written or oral) with the Independent Accounting Firm in respect of this Agreement or the matters contemplated herein.

(e)    The process set forth in Section 2.5 and this Section 2.6 shall be the sole and exclusive remedy of any of the Parties and their respective Affiliates for any disputes related to the Closing Payment Adjustments, the Post-Closing Adjustment and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith. For the avoidance of doubt, the calculations to be made pursuant to Section 2.5 and this Section 2.6 and the Closing Payment Adjustments and Post-Closing Adjustment are not intended to be used to adjust for errors or omissions that may be found with respect to the Business Financial Statements or any inconsistencies between the Business Financial Statements or the Accounting Principles, on the one hand, and GAAP, on the other hand. After the determination of the Final Closing Statement, none of the Parties shall have the right to make any claim based upon the preparation of the Final Closing Statement or the calculation of Working Capital, Indebtedness as of the Closing and the RSAM Shortfall (even if subsequent events or subsequently discovered facts would have affected the determination of the Final Closing Statement or the calculations of Working Capital, Indebtedness or the RSAM Shortfall had such subsequent events or subsequently discovered facts been known at the time of the determination of the Final Closing Statement).

2.7    Post-Closing Adjustment. The “Post-Closing Adjustment” shall be equal to (a) (i) the Final Working Capital Adjustment Amount minus (ii) the Estimated Working Capital Adjustment Amount minus (b) (i) the amount of Indebtedness of the Company set forth in the Final Closing Statement minus (ii) the amount of Indebtedness of the Company set forth in the Estimated Closing Statement minus (c) (i) the amount of the RSAM Shortfall set forth in the Final Closing Statement minus (ii) the amount of the RSAM Shortfall set forth in the Estimated Closing Statement. If the Post-Closing Adjustment is a positive amount, then Purchaser shall pay in cash to Seller (or one or more Affiliates designated by Seller) the amount of the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative amount, then Seller (or an Affiliate designated by Seller) shall pay in cash to Purchaser the absolute value of the amount of the Post-Closing Adjustment. Any such payment pursuant to this Section 2.7 shall be made within ten (10) Business Days after the determination of the Final Closing Statement by wire transfer of immediately available funds.

2.8     Withholding. Purchaser shall be entitled to deduct and withhold from any payment made pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to such payment under the Code, or any other provision of applicable Law; provided, that prior to making any such deduction or withholding, Purchaser shall provide written notice to Seller of its intent to deduct and withhold amounts from such payments, which notice shall include the basis for the proposed deduction or withholding, no less than ten (10) Business Days prior to the Closing or, if later, as soon as reasonably practicable and shall reasonably cooperate with Seller to establish an applicable exemption from such deduction or withholding, if available. To the extent that any amounts are so deducted or withheld, such deducted or withheld amounts (i) will be remitted by Purchaser to the applicable taxing authority and (ii) will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the disclosure letter, dated as of the date hereof, delivered by Seller to Purchaser in connection with the execution of this Agreement (the “Seller Disclosure Letter”), Seller hereby represents and warrants to Purchaser as follows:

3.1 Organization and Qualification; No Subsidiaries. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of New Jersey. Seller is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Florida. The Company has all requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the Business as now being conducted and is qualified to own, operate or lease the properties and assets now owned, operated or leased by it and to do business and is in good standing as a foreign corporation in each jurisdiction where the conduct of the Business or the ownership, operation or lease of properties and assets requires such qualification, except, in each case, for any such failures that would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. The Company does not have any Subsidiaries and does not own, have any interest in, any securities or equity interests or have an ownership interest in any Person and there are no outstanding commitments or agreements obligating the Company to acquire any equity interest (or any securities convertible into or exchangeable for any equity interests) in any Person. Seller has made available to Purchaser correct and complete copies of the Company’s Organizational Documents in effect as of the date of this Agreement.

3.2  Capitalization of the Company.

(a) The authorized share capital of the Company consists of 12,807,111 common shares, without par value. The Shares are duly authorized, validly issued, fully paid and nonassessable and owned of record and beneficially by Seller, free and clear of all Encumbrances (other than any Encumbrances under applicable securities Laws). The Shares were not issued in violation of any Organizational Document of the Company and Seller, and immediately prior to the Closing will have, good and valid title and ownership, of record and beneficially, all of the equity interests of the Company (including the Shares), free and clear of all Encumbrances, other than restrictions on transfer that may be imposed by applicable securities Laws. The Shares represent all of the issued and outstanding common shares and all of the outstanding equity interests of the Company. No Person owns any equity interest, directly or indirectly, of the Company (other than Seller). All of the Shares were issued in compliance with applicable Laws. None of the Shares were issued in violation of any agreement, arrangement or commitment to which Seller or the Company is a party or is subject to or in violation of any preemptive or similar rights of any Person. Upon consummation of the Sale, Purchaser will own all of the issued and outstanding equity interests in the Company (including the Shares), free and clear of all Encumbrances, other than restrictions on transfer that may be imposed by applicable securities Laws.

(b) Except for the Shares, there are no shares of common stock, preferred stock or other equity interests of the Company issued and outstanding or held in treasury, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other agreements, arrangements or commitments of any character relating to the issued or unissued share capital or other equity ownership interest in the Company, including any Equity Awards, or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company, and no securities evidencing such rights are authorized, issued or outstanding. The Company has no outstanding bonds, debentures, notes or other obligations that provide the holders thereof the right to vote (or are convertible or exchangeable into or exercisable for securities having the right to vote) with the sole stockholder of the Company on any matter. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares.

3.3 Authority Relative to This Agreement. Seller has all necessary corporate power and authority to execute, deliver and perform this Agreement and the Transition Services Agreement and to carry out its obligations under and consummate the transactions contemplated by this Agreement and the Transition Services Agreement in accordance with the terms hereof and thereof. The execution, delivery and performance of this Agreement by Seller and of the Transition Services Agreement by each member of the Seller Group party thereto, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Seller and such other members of the Seller Group, as applicable, and no other proceedings on the part of Seller or any other member of the Seller Group are necessary to authorize the execution, delivery and performance, as applicable, of this Agreement or the Transition Services Agreement. This Agreement has been duly and validly executed and delivered by Seller, and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes, and the Transition Services Agreement, when executed and delivered by the members of the Seller Group party thereto, and, assuming the due authorization, execution and delivery of the Transition Services Agreement by Purchaser or its applicable Affiliate party thereto, will constitute, a valid, legal and binding agreement of Seller and the other applicable members of the Seller Group, enforceable against each of them in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally, or general principles of equity (collectively, the “Enforceability Exceptions”).

3.4  Consents and Approvals; No Violations. No filing with or notice to, and no consent or approval of, any Governmental Entity is required on the part of Seller or the Company for the execution, delivery and performance by Seller of this Agreement, by Seller or any of its applicable Affiliates of the Transition Services Agreement or the consummation by Seller or any of its applicable Affiliates of the transactions contemplated hereby or thereby, except: (a) the Required Regulatory Approvals; (b) the authorizations or approvals listed on Section 3.4(b) of the Seller Disclosure Letter; or (c) any permit, declaration, filing, authorization, registration, consent or approval, the failure to make or obtain would not reasonably be expected to materially and adversely affect the Business. Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence and except as set forth on Section 3.4 of the Seller Disclosure

Letter, neither the execution, delivery or performance of this Agreement by the Seller or the Transition Services Agreement by Seller or any of its applicable Affiliates nor the consummation by Seller and its Affiliates of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach or violation of any provision of its Organizational Documents or the Organizational Documents of Seller or the Company, (ii) result in a breach or violation of, constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation or imposition of any Encumbrance on any properties or assets of the Company, except for Permitted Encumbrances, or any right of termination, amendment, cancellation or acceleration), or require the consent or notice by any Person under, any of the terms, conditions or provisions of any Contract to which Seller or the Company is party or by which Seller or the Company is bound or to which any of their respective properties and assets are subject or any Permit affecting the properties, assets or business of the Company or otherwise relating to the Business, or (iii) violate any Law applicable to the Company, any of its properties or assets, or the Business, except, in the case of clauses (ii) or (iii), for breaches, violations, defaults, Encumbrances or rights of termination, amendment, cancellation or acceleration that would not reasonably be expected to materially and adversely affect the Business.

3.5 Financial Statements.

(a) Section 3.5(a) of the Seller Disclosure Letter sets forth the following financial statements of the Company (the “Business Financial Statements”): (i) an unaudited balance sheet of the Company as at June 30, 2023 and the related statements of income, retained earnings, and cash flows for the six-month period then ended (the “Interim Financial Statements”) and (ii) audited financial statements of the Company for the fiscal years ended December 31, 2022 and December 31, 2021, consisting of the balance sheet of the Company as at December 31, 2022 and December 31, 2021 and the related statements of income – regulatory basis, retained earnings – regulatory basis, and cash flows – regulatory basis for the years then ended. Each of the Business Financial Statements has been prepared from and is in accordance with the books and records of the Business, has been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except, in the case of the Interim Financial Statements, for the absence of footnotes or as set forth on Section 3.5(a) of the Seller Disclosure Letter) and fairly presents, in all material respects, the financial position and the results of operations of the Company as of the dates thereof or for the periods covered thereby.

(b) With respect to the Business, Seller and its Affiliates maintain internal controls over financial reporting that are sufficient in all material respects to provide reasonable assurance (i) that transactions of the Business and the Company are recorded as necessary to permit preparation of financial statements and to maintain asset accountability and (ii) that receipts and expenditures of the Business and the Company are being made only in accordance with the general or specific authorization of management of the Business. There has not been any (x) significant deficiency or material weakness identified by the Company’s independent auditors in any system of internal accounting control used by the Business or the Company or (y) fraud involving the Business or the Company and management or other employees of the Business or the Company who have a role in financial statement preparation or the internal accounting controls used by the Business or the Company.

(c) Except as set forth on Section 3.5(c) of the Seller Disclosure Letter, the Company has no material Liabilities, other than:

(i) Liabilities as (and to the extent) adequately reflected or reserved against in the most recent balance sheet included in the Business Financial Statements;

(ii) Liabilities incurred by the Business in the ordinary course of business since the Interim Balance Sheet Date; and

(iii) Liabilities required or contemplated to be incurred by the Company pursuant to the terms of this Agreement.

(d) Except as set forth on Section 3.5(d) of the Seller Disclosure Letter, the Company has no Indebtedness (other than Intercompany Debt to be settled, cancelled or terminated pursuant to Section 5.8 or Section 5.9) and does not have any outstanding Encumbrances or guarantees in relation to any Indebtedness.

3.6 Absence of Certain Changes or Events. Except as set forth on Section 3.6 of the Seller Disclosure Letter or as contemplated by this Agreement, since the Interim Balance Sheet Date through the date of this Agreement, (a) the Business has been conducted in all material respects in the ordinary course of business, (b) there has not occurred any Business Material Adverse Effect and (c) the Company has not taken any action that if taken after the date hereof without the written consent of Purchaser would have breached any of Section 5.1(a)(i) through Section 5.1(a)(xviii).

3.7  Title. Except as set forth on Section 3.7 of the Seller Disclosure Letter or as would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the Business, (a) the Company has good and valid title to, or valid license or leasehold interests in, all of the tangible assets, personal property and other assets reflected in the Interim Financial Statements, except for such assets or property as are no longer used or useful in the conduct of the Business or as have been disposed of in the ordinary course of business since the Interim Financial Statements and (b) all such assets and property, including assets or property in which the Company has a license or leasehold interest, are free and clear of Encumbrances, other than Permitted Encumbrances.

3.8  Sufficiency of Assets . Except as set forth on Section 3.8 of the Seller Disclosure Letter and for the properties, assets and rights to be provided pursuant to the Transition Services Agreement, (a) the properties, assets and rights owned, licensed and leased by the Company as of immediately prior to the Closing constitute all of the properties, assets and rights needed to conduct the Business in substantially the same manner as it is conducted as of the date hereof and (b) immediately following the Closing, the Company will own or have the right to use all of such properties, assets and rights to conduct the Business in substantially the same manner as it is conducted as of immediately prior to the Closing. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Company, the properties, assets and rights owned, licensed and leased by the Company are in reasonably good repair and operating condition (subject to normal wear and tear).

3.9 Business Material Contracts.

(a) For purposes of this Agreement, the following Contracts shall be deemed to constitute “Business Material Contracts”:

(i) each material Contract, ordinance, or other grant of any municipal, town or county franchise relating to the Business (the “Franchises”);

(ii) all Contracts between the Company, on the one hand, and one or more (A) Business Employees or (B) independent non-Affiliate third-party consultants or contractors individually, on the other hand, involving compensation payable by the Company in excess or reasonably expected to be in excess of $200,000 in any one year;

(iii) all Labor Agreements, in each case relating to Business Employees;

(iv) all Contracts that individually involve expenditures by the Company or by any member of the Seller Group on behalf of the Company or in connection with the Business in excess of $500,000 in the Company’s most recently completed fiscal year;

(v) all Contracts that individually involve receipt of payments by the Company or by any member of the Seller Group on behalf of the Company or in connection with the Business in excess of $500,000 in the Company’s most recently completed fiscal year;

(vi) all Contracts providing for the extension of credit by the Company or by a member of the Seller Group on behalf of the Company or in connection with the Business, other than (A) the extension of credit to customers in the ordinary course of business, and (B) normal employee advances and other customary extensions of credit in the ordinary course of business that are not material in amount;

(vii) all Contracts for, or relating to, Indebtedness of the Company or any member of the Seller Group on behalf of the Company or in connection with the Business, or pursuant to which any Encumbrance is granted in or to any of the assets of the Company;

(viii) all Contracts granting to any Person any right or option to purchase or otherwise acquire (A) any assets (other than immaterial assets and immaterial inventory, excluding natural gas, in the ordinary course of business) of the Company or (B) the Shares, in each case including rights of first option, rights of first refusal, or other preferential purchase rights;

(ix) all Contracts that, upon consummation of the transactions contemplated hereby, would limit the ability of Purchaser or its Affiliates to compete in any line of business or with any Person or in any geographic area or during any period of time (other than limitations that in the aggregate are immaterial);

(x) all partnership, joint venture and joint ownership Contracts, and all similar material Contracts (however named) to which the Company is a party or otherwise relating to the Business involving a sharing of assets, profits, losses, costs or liabilities with a third party;

(xi) any Contract relating to the acquisition or disposition of any material business corporation, partnership, association, joint venture or other business organization, or any division, operating unit or product line of the Company or the Business, other than acquisitions or dispositions of equipment, materials, supplies, inventory or products in the ordinary course of business (A) entered into after December 31, 2020 or (B) with respect to which there remains material outstanding obligations on the Company;

(xii) any Contract pursuant to which the Company or any member of the Seller Group on behalf of the Company or the Business (A) grants “most favored nation” or similar status to any Person, (B) grants any exclusivity rights to any Person or (C) grants any right of first refusal, right of first offer or similar rights to any Person, in each case, that would be material to the Company or the Business, taken as a whole;

(xiii) any Contract relating to any capital expenditure obligations of the Company or relating to the Business in excess of $1,000,000 after the date of this Agreement;

(xiv) any Company IP Contract to which the Company is a party thereto and that is material to the Company or the Business, taken as a whole, excluding any (A) nonexclusive licenses of commercially available or off-the-shelf software, including enterprise-wide software that has not been customized or has only been customized for purposes of integration or implementation and (B) nonexclusive licenses granted in the ordinary course of business by the Company to customers or service providers; and

(xv) any settlement agreement or similar Contract pursuant to which the Company is obligated to make payments of at least $500,000 or observe any material obligations or be subject to any material restrictions after the date of this Agreement.

(b) Section 3.9(a) of the Seller Disclosure Letter sets forth a list of each Business Material Contract as of the date hereof, except for such Franchises, the absence of which would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the Business (provided that such Franchises have been made available to Purchaser). Seller has made available to Purchaser true and accurate copies of all Business Material Contracts, together with all amendments, modifications and supplements thereto, except for the Contracts set forth on Section 3.9(b) of the Seller Disclosure Letter (such Contracts, subject to Section 5.18, the “Withheld Business Material Contracts”).

(c) Except as set forth on Section 3.9(c) of the Seller Disclosure Letter and as would not reasonably be expected to materially and adversely affect the Business, (i) each Business Material Contract is a legal, valid and binding obligation of the Company and, to the Knowledge of Seller, each counterparty, and is in full force and effect, subject to the Enforceability Exceptions, and (ii) neither the Company nor, to the Knowledge of Seller, any other party thereto, is in material breach of, or in material default under, any such Business Material Contract and neither the Company nor any member of the Seller Group has received written notice of any such material default.

3.10  Legal Proceedings . Except as set forth on Section 3.10 of the Seller Disclosure Letter, there are no Actions existing, pending or, to the Knowledge of Seller, threatened in writing against the Company or any of its assets or properties or, to the extent related to the Business or the Company, Seller or any of its Affiliates (other than the Company), and there are no Orders outstanding against the Company or any of its assets or properties, in each case, that would (a) reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the business, conditions, assets or operations of the Business or the Company, (b) affect the legality, validity or enforceability of this Agreement or the Transition Services Agreement, or (c) reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or delaying the Seller or any of its applicable Affiliates from carrying out its obligations under, or consummating the transactions contemplated by, this Agreement or the Transition Services Agreement.

3.11 Compliance with Law; Orders; Permits.

(a) At all times since December 31, 2020, (i) the Business has been conducted, and the Company has been, in compliance with all Laws, Orders and Permits applicable to the Company, except for violations which would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the Business or the Company and (ii) neither Seller nor any other member of the Seller Group has received any written notice from a Governmental Entity, that the Company or the Business is not in material compliance with any Law, Order or Permit.

(b) The Company possesses all Permits necessary to own and operate the Business as currently operated and to use its rights, properties and assets, all of such Permits are in full force and effect, and no appeal or other proceeding is existing, pending or, to Knowledge of Seller, threatened in writing to revoke any such Permits, except where the failure to have such Permit or for such Permit to be in effect would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the Business or the Company.

3.12 Real Property.

(a) Section 3.12(a) of the Seller Disclosure Letter sets forth a list of all material: (i) Owned Real Property and (ii) Leased Real Property.

(b)  Except as would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the Business, the Company has on the date of this Agreement (and at the Closing will have) good fee simple title to the Owned Real Property and all improvements thereon, and valid leasehold interests in the Leased Real Property and all improvements thereon (to the extent leased by the Company), free and clear of all Encumbrances except Permitted Encumbrances.

(c) With respect to the Leased Real Property, Seller has delivered or made available to Purchaser true, complete and correct copies of all leases, and all amendments, extensions and renewals thereof, pertaining to the Leased Real Property. All such leases are in full force and effect, subject to the Enforceability Exceptions, and with respect to each of such leases, there are, to the Knowledge of Seller, no existing monetary defaults or material non-monetary defaults by the Company.

3.13 Employee Benefits.

(a) Section 3.13(a) of the Seller Disclosure Letter sets forth a complete and correct list of each Seller Benefit Plan. There are no current, former, or proposed Company Benefit Plans. With respect to each Seller Benefit Plan, Seller has made available to Purchaser a complete summary of material benefits provided to Business Employees under the Seller Benefit Plan. Neither Seller nor any ERISA Affiliate has any plan or commitment to create any additional Seller Benefit Plan, or to modify or change any existing Seller Benefit Plan, in each case as it relates to any Business Employee.

(b) The Company will not have any actual or potential Liabilities as of or after Closing with respect to any Seller Benefit Plans.

(c) Except as set forth on Section 3.13(c) of the Seller Disclosure Letter, no Seller Benefit Plan is, and no member of the Seller Group nor any of their ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to, or has any obligation or liability with respect to, or has, in the past six years sponsored, maintained or contributed to, or had any obligation or liability with respect to, (i) an employee benefit plan subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, (within the meaning of Section 4063 of ERISA), (iii) a “multiple employer plan” as described in Section 413(c) of the Code, (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (v) a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code. Except as set forth on Section 3.13(c) of the Seller Disclosure Letter, none of the Seller Benefit Plans provides retiree medical or other retiree welfare benefits to any Business Employee, other than COBRA Continuation Coverage.

(d) Except as set forth on Section 3.13(d) of the Seller Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (whether alone or in connection with other events) will (i) entitle any Business Employee to compensation or benefits or any increase in compensation or benefits, (ii) accelerate the time of any payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable under or result in any other obligation pursuant to, any Seller Benefit Plan with respect to any Business Employees, or (iii) result in any breach or violation of or default under, or limit any right to amend, modify or terminate, any Seller Benefit Plan with respect to Business Employees. No Business Employee is entitled to receive any tax gross-up, indemnity or reimbursement from the Seller or its Affiliates for any tax incurred by such Business Employee.

3.14 Labor and Employee Matters.

(a) Section 3.14(a) of the Seller Disclosure Letter sets forth a complete and correct list of all Labor Agreements relating to Business Employees.

(b) Seller has made available to Purchaser a true and complete list, as of the date hereof, of all current Business Employees, with each such Business Employee’s title, work location, date of hire, base salary, target annual bonus and long-term incentive, and whether exempt or non-exempt, on a work visa or on a leave of absence (and, if so, short- or long-term). All current Business Employees are employed at-will. No current Business Employee is subject to Section 16 of the U.S. Securities Exchange Act of 1934 with respect to NextEra Energy, Inc. Except as set forth on Section 3.14(b) of the Seller Disclosure Letter, other than in the ordinary course of business, the Seller Group has not, during the one-year period preceding the date of this Agreement, (i) transferred the employment of any employee of the Seller Group whose primary work functions do not relate to the Business or to the Company or (ii) changed the work functions of any employee whose work functions related primarily to the Business to no longer relate primarily to the Business.

(c) Since December 31, 2020, (i) the Seller Group has complied with the WARN Act, (ii) the Seller Group has not effected a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (iii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Seller Group and (iv) none of the Seller Group has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar applicable Law.

(d) To the Knowledge of Seller, no Business Employee is in material violation of any confidentiality, non-competition, proprietary rights, employment agreement, nondisclosure agreement, fiduciary duty, non-solicitation agreement, restrictive covenant or other such obligation or agreement between such Business Employee and any other Person that would be material to the performance of such Business Employee’s employment duties, if any, or the ability of the Seller Group to conduct their business.

(e) As it relates to the Business or any Business Employee, (i) except as set forth on Section 3.14(e) of the Seller Disclosure Letter, no labor organization or group of employees has made a demand for recognition or certification, and there are and have been no representation or certification proceedings or petitions seeking a representation proceeding, with the National Labor Relations Board or any other labor relations tribunal or authority, nor have any such demands, proceedings or petitions been brought or filed or threatened to be brought or filed within the past three years, (ii) there are no material grievances or unfair labor practice complaints or charges pending against the Seller Group before the National Labor Relations Board or any other Governmental Entity, (iii) except as set forth on Section 3.14(e) of the Seller Disclosure Letter, there are not now, nor have there been at any time within the two years prior to the date hereof, any actual or threatened organizing activities, strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes, and (iv) the Company is (and, with respect to the Business Employees, the Seller Group is) in compliance in all material respects with all Labor Agreements and with all applicable Laws in respect of employment and employment practices, including discrimination in employment, harassment in employment, terms and conditions of employment, worker classification (including the classification of workers as independent contractors as well as eligibility of employees for overtime pay), wages and hours (including wage payment and withholding of employment-related taxes), occupational safety and health immigration, workers’ compensation and no Person has been improperly excluded from participation in any Seller Benefit Plan or is entitled to any compensation or benefits in any material amount from the Seller or its Affiliates under any applicable Law or a Seller Benefit Plan that such Person has not received.

(f) There is no, and since December 31, 2020, there has not been any, complaint, dispute or litigation pending or, to the Knowledge of Seller, threatened against the Company or with respect to the Business or any Business Employee, involving allegations of sexual harassment or sexual misconduct. Since December 31, 2020, the Company has not entered into any settlement agreement or similar out-of-court or pre-litigation arrangement relating to any of the matters described in this Section 3.14(f).

3.15 Taxes.

(a) Except as set forth on Section 3.15(a) of the Seller Disclosure Letter, all income Tax Returns and all other material Tax Returns required to be filed by or with respect to the Company have been timely filed (taking into account extensions), and all such Tax Returns are true, correct and complete in all material respects.

(b) Except as set forth on Section 3.15(b) of the Seller Disclosure Letter, all income Taxes and other material Taxes due and payable (whether or not shown as due on a Tax Return) by or with respect to the Company have been timely paid in full.

(c)  Except as set forth on Section 3.15(c) of the Seller Disclosure Letter, the Company has not received any written notice of any actions for the assessment or collection of Taxes for any taxable year which has not yet been resolved.

(d) Except as set forth on Section 3.15(d) of the Seller Disclosure Letter, no Tax Proceeding with respect to any material Taxes of the Company is existing, pending or being threatened in writing.

(e) There are no Encumbrances for material Taxes against any assets of the Company, the Business or the Shares, other than Permitted Encumbrances.

(f) No written claim has been made within the three years prior to the date hereof by any Governmental Entity in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by such jurisdiction.

(g) Except as set forth on Section 3.15(g) of the Seller Disclosure Letter, the Company has not waived any statute of limitations with respect to any material amounts of Tax or agreed to any extension of time with respect to any material Tax assessment or deficiency, other than customary extensions in connection with extending the time to file Tax Returns, and no power of attorney relating to Taxes that was granted by or with respect to the Company is currently in force.

(h)  Except as set forth on Section 3.15(h) of the Seller Disclosure Letter, the Company is not liable for any material Taxes of any other Person as a result of successor liability or transferee liability (whether pursuant to Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign Law, Contract or otherwise).

(i) The Company has materially complied with all applicable Laws relating to the collection and withholding of Taxes.

(j) The Company is not, nor reasonably could be expected to be, required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period, as a result of any (i) change in method of accounting pursuant to Section 481 of the Code or the Treasury Regulations promulgated thereunder (or any similar or analogous provision of state, local or foreign Law) made prior to the Closing, (ii) installment sale or open transaction disposition made or entered into prior to the Closing, (iii) intercompany transaction made or entered into prior to the Closing or excess loss account, in each case, described in Treasury Regulations under Section 1502 of the Code (or any similar or analogous provision of state, local or foreign Law), (iv) prepaid amount received or accrued prior to the Closing that is taken into account in the Post-Closing Adjustment, (v) deferred revenue liability accrued prior to the Closing that is not taken into account in the Post-Closing Adjustment (vi) “closing agreement” within the meaning of Section 7121 of the Code (or any similar or analogous provision of state, local or foreign Law) entered into prior to the Closing, or (vii) election pursuant to Section 108(i) of the Code.

(k) Since the date two years prior to the date hereof the Company has not been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(l) The Company has not participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(m) The Company does not own any equity interest in any entity or other arrangement treated as a partnership for purposes of Treasury Regulations Section 301.7701-3, any entity treated as a trust for purposes of Treasury Regulations Section 301.7701-4, any “controlled foreign corporation” within the meaning of Section 957 of the Code or any other “flowthrough” entity.

(n) Except as disclosed on Section 3.15(n) of the Seller Disclosure Letter, the Company has not (i) obtained a Paycheck Protection Program Loan pursuant to Section 1102 of the CARES Act, (ii) applied for loan forgiveness pursuant to Section 1106 of the CARES Act, (iii) deferred payment of the employer portion of FICA and Medicare Tax pursuant to Section 1302 of the CARES Act, or (iv) claimed the employee retention credit pursuant to Section 1301 of the CARES Act.

(o) Neither Seller nor the Company has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar or analogous provision of state, local or non-U.S. Law, and neither Seller nor the Company is subject to or has a request for a private letter ruling, a request for technical advice, a request for a change of any method of accounting, or any other similar or analogous request that is in progress or pending with any Governmental Entity, in each case, with respect to Taxes of or attributable to the Company.

(p) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (whether alone or in connection with other events) constitutes an event described in Section 280G(b)(2)(A)(i) of the Code.

(q) The Company is in compliance with all federal, state and foreign Laws applicable to abandoned or unclaimed property or escheat and have paid, remitted or delivered to each jurisdiction all unclaimed or abandoned property required by any applicable Laws to be paid, remitted or delivered to that jurisdiction. The Company does not hold any property or owe any amount that is presumed unclaimed or abandoned under the Laws of any state or other jurisdiction.

(r) The Company is not subject to a Tax holiday or Tax incentive or grant in any jurisdiction that will terminate (or be subject to a clawback or recapture) as a result of any of the transactions contemplated by this Agreement. There is no potential for any Tax holiday or Tax incentive or grant in any jurisdiction that was realized on or prior to the Closing Date to be subject to recapture as a result of any actions or activities following the Closing Date.

Notwithstanding anything to the contrary elsewhere in this Agreement, except to the extent any other representation or warranty explicitly addresses Taxes, the Code, or Treasury Regulations, the representations and warranties in this Section 3.15 and in Section 3.13 are the sole and exclusive representations and warranties of the Company concerning Tax matters. The Tax representations and warranties in this Section 3.15 (other than the representations in Section 3.15(j) and Section 3.15(p)) refer only to the past activities of the Company and are not intended to serve as representations and warranties regarding, or a guarantee of, nor can they be relied upon with respect to, Taxes attributable to any Tax period (or portion thereof) beginning after, or any Tax position taken after, the Closing Date. No provision of this Agreement (including this Section 3.15) will be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations (or availability of) any Tax attribute of the Company.

3.16 Environmental Matters. Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the Business or the Company:

(a) All Environmental Permits that are necessary for the operation of the Business as it is currently being operated have been obtained or timely applied for and are in full force and effect and the Company is in compliance with the requirements of all applicable Environmental Laws.

(b) Except for matters that have been fully resolved, the Company is not, nor since December 31, 2020, has been, subject to any consent decree, agreement, or Order arising under Environmental Laws, or received any written notice or report regarding any actual or alleged violation of Environmental Laws, or any liabilities or potential liabilities, including any investigatory, remedial, or corrective obligations, arising under Environmental Laws.

(c) To the Knowledge of Seller, there is and has been no Release from, in, on, or beneath any of the Real Property that requires any investigation, remediation, cleanup, removal, corrective action or remedial action pursuant to Environmental Law or that would reasonably be expected to form the basis for any Environmental Claims against the Company.

(d) There are no Environmental Claims existing, pending or, to the Knowledge of Seller, threatened in writing against, or related to, the Business or the Company that have not been fully and finally resolved.

(e) There are no Phase I or Phase II environmental assessments prepared since May 20, 2018 that are in Seller’s possession that describe environmental matters that would reasonably be expected to be material to the Business or the Company.

(f) The representations and warranties contained in this Section 3.16 are the sole and exclusive representations and warranties of Seller relating to Environmental Permits, Environmental Laws, Environmental Claims, Releases of Hazardous Materials, or other environmental matters, and no other representation or warranty of Seller contained herein shall be construed to relate to Environmental Permits, Environmental Laws, Environmental Claims, Releases of Hazardous Materials, or other environmental matters.

3.17 Brokers. Seller will be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of Seller or any of its Affiliates.

3.18 Insurance.

(a) Except as would not reasonably be likely, individually or in the aggregate, to have a material and adverse effect on the Business, (i) the Company is insured with reputable insurers or is self-insured against such risks and in such amounts as Seller reasonably has determined to be prudent and consistent with industry practice, and the Company is in compliance in all material respects with its insurance policies and is not in default under any such policy, (ii) each such policy is in full force and effect and (iii) no written notice of cancellation, termination or nonrenewal (other than written notices of nonrenewals received in the ordinary course of business) has been received by the Company with respect to any such insurance policy.

(b) Within the five (5) years immediately preceding the date hereof, there has been no claim filed by the Company with respect to the Business under the Seller’s or its Affiliates’ occurrence-based insurance policies (the “Pre-Closing Insurance”) for which the total damages (including amounts paid by the applicable insurer and the Company) exceeded $250,000. Section 3.18(b) of the Seller Disclosure Letter sets forth a list of open claims with respect to the Business, as of the date hereof, made by the Company under the Pre-Closing Insurance, or of which the Company has notice and may make a claim, or could file a claim if it met the deductibles or self-insured retentions under the Pre-Closing Insurance, in each case, for which the probable and reasonably estimable damages based on the information known on the date hereof (including amounts expected to be paid by the applicable insurer and the Company) as of the date hereof exceed $25,000.

3.19 Affiliate Transactions. Except for employment relationships, compensation and benefits in the ordinary course of business, Seller Marks or as disclosed in Section 3.19 of the Seller Disclosure Letter, no member of the Seller Group (other than the Company) nor any of their respective directors, officers or managers (i) owns any material asset, property or right, tangible or intangible (including Intellectual Property), which is used in any material respect by the Company, (ii) has any claim or cause of action against the Company, or (iii) owes any money to, or is owed any money by, the Company.

3.20 Intellectual Property; Information Security; Data Privacy.

(a) Section 3.20(a) of the Seller Disclosure Letter sets forth a true and complete list of all (i) Registered Owned Intellectual Property, indicating for each such item, as applicable, the application and registration or grant or issue number, relevant jurisdiction, and the identity of the current applicant or registered owner, and (ii) material unregistered trademarks included in the Owned Intellectual Property.

(b) (i) The operation of the Business, and the use of the Company Intellectual Property in connection therewith, does not conflict with, infringe, misappropriate or otherwise violate, and has not in the past three (3) years conflicted with, infringed, misappropriated or otherwise violated, the Intellectual Property rights (other than patents) or, to the Knowledge of Seller, the patents, of any third party; (ii) no Actions are pending or, to the Knowledge of Seller, threatened against the Company, alleging any of the foregoing; (iii) to the Knowledge of Seller, no Person is engaging in or has, within the past three (3) years, engaged in, any activity that conflicts with, infringes, misappropriates or otherwise violates any Company Intellectual Property; and (iv) neither the Company nor the Seller on the Company’s behalf has brought or threatened any Action in connection with the foregoing.

(c) The Company is the exclusive owner of the entire right, title and interest in and to the Owned Intellectual Property, free and clear of all Encumbrances (other than Permitted Encumbrances) and the Company has a valid license to use the Licensed Intellectual Property in the ordinary course of the Business as currently conducted, and such rights shall survive unchanged the consummation of the transactions contemplated hereby.

(d) To the Knowledge of Seller, the Owned Intellectual Property and the Licensed Intellectual Property is subsisting, valid and enforceable. No Actions are pending or, to the Knowledge of Seller, threatened, against the Company based upon or challenging or seeking to deny or restrict the use by the Company, or the ownership, registrability, validity or enforceability, of any of the Company Intellectual Property.

(e) The Company has taken, or one or more of the Company’s Affiliates have taken on the Company’s behalf, commercially reasonable steps consistent with industry practices to protect the information technology systems and equipment, software, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs and switches, and all associated documentation, used or held for use in the conduct of the Business (the “IT Systems”) and all confidential Company Intellectual Property. The Company, or the relevant Company Affiliate, has in place commercially reasonable disaster recovery plans, procedures and facilities for the IT Systems and have taken commercially reasonable steps to safeguard the security of the IT Systems. To the Knowledge of Seller, there have been no unauthorized intrusions or breaches of the security of the IT Systems or unauthorized access or use of confidential Company Intellectual Property, in each case, since December 31, 2020. There have been, to the Knowledge of Seller, no facts or circumstances that would require, pursuant to any applicable Law or Contract, the Company to notify customers or employees of the Business, or any Governmental Entities, of any breach or intrusion of the IT Systems or other unauthorized use of data or information.

(f) The IT Systems are adequate for, and operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the Business. The IT Systems controlled by the Company and, to the Knowledge of Seller, all other IT Systems, in each case, are free from material bugs, viruses, malicious code or other defects or similar contaminants and have not suffered a material malfunction or failure.

(g) The Company has complied in all material respects with all privacy and information security obligations to which it is subject under applicable Law, Contract, privacy policy or online terms of use. Neither Seller nor any other member of the Seller Group has received any written notice from any Governmental Entity that the Company or the Business is under investigation for a violation of any of applicable privacy and security Laws.

3.21 No Other Representations or Warranties; No Reliance. Except for the representations and warranties expressly set forth in this Article III, neither Seller nor any other Person on behalf of Seller has made, and Seller hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity) with respect to Seller, the Company, the Business or any matter relating to any of them, including their respective businesses, affairs, assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Purchaser or any of its Representatives by or on behalf of Seller, and any such representations or warranties are expressly disclaimed. Seller acknowledges and agrees that, except for the representations and warranties contained in Article IV, neither Purchaser nor any other Person on behalf of Purchaser has made or makes, and Seller has not relied upon, any representation or warranty, whether express or implied, with respect to Purchaser, its Affiliates or any matter relating to any of them, including their respective businesses, affairs, assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information provided or otherwise furnished to Seller or any of its Representatives by or on behalf of Purchaser, and that any such representations or warranties are expressly disclaimed. Seller acknowledges and agrees that neither Purchaser nor any other Person on behalf of Purchaser, has made or makes, and Seller has not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets provided or otherwise furnished to Seller or any of its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Purchaser or its Affiliates (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information provided or otherwise furnished to Seller, its Affiliates or any of its Representatives or any other Person, and that any such representations or warranties are expressly disclaimed.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

4.1 Organization and Qualification. Purchaser is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and Purchaser has all requisite power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its businesses as now being conducted and is qualified to own, operate or lease the properties and assets now owned, operated or leased by it and to do business and is in good standing as a legal entity in each jurisdiction where the conduct of its business or the ownership, operation or lease of properties and assets requires such qualification, except, in each case, for any such failures that would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.2 Authority Relative to This Agreement. Purchaser has all necessary power and authority to execute, deliver and perform this Agreement and the Transition Services Agreement and to carry out its obligations under and consummate the transactions contemplated by this Agreement and the Transition Services Agreement in accordance with the terms hereof and thereof. The execution, delivery and performance of this Agreement by Purchaser and the Transition Services Agreement by Purchaser or its applicable Affiliate party thereto, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Purchaser or such Affiliate, and no other proceedings on the part of Purchaser or any of its Affiliates are necessary to authorize the execution, delivery and performance, as applicable, of this Agreement. This Agreement has been duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by Seller, constitutes, and the Transition Services Agreement when executed and delivered by Purchaser and/or its applicable Affiliate party thereto, and, assuming the due authorization, execution and delivery of the Transition Services Agreement by the applicable member of the Seller Group, will constitute, a valid, legal and binding agreement of Purchaser and/or its applicable Affiliates, enforceable against Purchaser and/or such Affiliates in accordance with its terms, subject to the Enforceability Exceptions.

4.3 Consents and Approvals; No Violations. No filing with or notice to, and no consent or approval of, any Governmental Entity is required on the part of Purchaser or any of its Affiliates for the execution, delivery and performance by Purchaser and/or its Affiliates, as applicable, of this Agreement or the Transition Services Agreement or the consummation by Purchaser and/or its Affiliates, as applicable, of the transactions contemplated hereby or thereby, except (a) the Required Regulatory Approvals; or (b) any permit, declaration, filing, authorization, registration, consent or approval, the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Assuming compliance with the items described in clauses (a) and (b) of the preceding sentence, neither the execution, delivery or performance of this Agreement or the Transition Services Agreement by Purchaser and/or its Affiliates, as applicable, nor the consummation by Purchaser and/or its Affiliates, as applicable, of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach or violation of any provision of Purchaser’s Organizational Documents, (ii) result in a breach or violation of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Encumbrance, except for Permitted Encumbrances, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any material Contract or material Permit to which Purchaser or any of its properties or assets are bound, or (iii) violate any Law applicable to Purchaser or any of its Affiliates or any of its properties or assets, except in each case, as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

4.4 Legal Proceedings. There is no Action existing, pending or, to the Knowledge of Purchaser, threatened in writing against Purchaser except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. There are no Orders outstanding against Purchaser or any of its assets or properties, in each case, that would (a) reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, (b) affect the legality, validity or enforceability of this Agreement or the Transition Services Agreement, or (c) reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or delaying Purchaser or any of its applicable Affiliates from carrying out its obligations under, or consummating the transactions contemplated by, this Agreement or the Transition Services Agreement.

4.5 Brokers. Purchaser or one of its Affiliates will be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

4.6 Financing. On or prior to the date of this Agreement, Purchaser has delivered to Seller true, correct and complete fully executed copies of (a) that certain commitment letter, dated as of the date hereof, by and between Purchaser (or one or more of its financing Affiliates) and Barclays Bank PLC (the “Commitment Letter”) and (b) that certain fee letter, dated as of the date hereof, by and between Purchaser (or one or more of its financing Affiliates) and Barclays Bank PLC (redacted to remove only the fee amounts, fee percentages, price caps and certain other economic terms (including any economic market “flex” provisions) in a customary manner (none of which could reasonably be expected to adversely affect the conditionality, availability or termination provisions of the Commitment Letter or reduce the aggregate amount available under the Financing)) (the “Fee Letter”, together with the Commitment Letter and Fee Letter, the “Financing Letters”). Pursuant to the Commitment Letter and subject to the terms and conditions thereof, each of the parties thereto (other than Purchaser (or any applicable financing Affiliate)) have severally committed to lend the amounts set forth therein to Purchaser (or one or more of its financing Affiliates) (the provision of such funds as set forth therein or any public or private offering of debt or equity securities contemplated by the Financing Letters, the “Financing”) for the purposes set forth in such Commitment Letter. As of the date of this Agreement, the Financing Letters have not been amended, restated or otherwise modified or waived in any respect and, except for amendments, restatements or modifications permitted pursuant to Section 5.11(c), the commitments contained in the Commitment Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect (and, except for withdrawals, rescissions, amendments, restatements or modifications permitted pursuant to Section 5.11(c), to the Knowledge of Purchaser, no such withdrawal, rescission, amendment, restatement or modification is contemplated). As of the date of this Agreement, the Financing Letters are in full force and effect and constitute the legal, valid, enforceable and binding obligations of each of Purchaser (or one or more of its financing Affiliates) and, to the Knowledge of Purchaser, the other parties thereto, subject in each case to the Enforceability Exceptions. As of the date of this Agreement, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing pursuant to the Commitment Letter, other than as expressly set forth in the Commitment Letter. Assuming the satisfaction of the conditions precedent set forth in Article VIII. and the compliance by Seller with its obligations hereunder, the net proceeds contemplated from the Financing, together with available cash on hand of the Purchaser, will, in the aggregate, be sufficient for the satisfaction of all of Purchaser’s payment obligations under this Agreement. As of the date of this Agreement, assuming the satisfaction of the conditions set forth in Article VIII, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a breach or default on the part of Purchaser (or Purchaser’s applicable financing Affiliate) under the Financing Letters or, to the Knowledge of Purchaser, any other party to the Financing Letters. As of the date of this Agreement, there are no side letters or other agreements, Contracts or arrangements related to the Financing or the funding of all or any part of the Financing (other than a customary engagement letter). Purchaser (or its applicable financing Affiliate) has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement in connection with the Financing and satisfied all of the other terms and conditions under its control under the Financing Letters required to be satisfied by Purchaser on (or substantially concurrently with) or prior to the date hereof. As of the date of this Agreement, assuming the satisfaction of the conditions set forth in Article VIII, Purchaser has no reason to believe that any of the conditions to the Financing will not be satisfied, nor, as of the date of this Agreement, does Purchaser have Knowledge that the full amount of the Financing will not be made available to Purchaser as of the time the Closing is required to occur pursuant to Section 2.3 in accordance with the terms of the Financing Letters.

4.7 Investment Decision. Purchaser is acquiring the Shares for investment and not with a view toward or for the resale in connection with any distribution thereof, or with any present intention of distributing or selling such Shares. Purchaser acknowledges that the Shares have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that such Shares may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable. Purchaser is an “accredited investor” within the meaning of Rule 501(a) of the Securities Act, is able to bear the economic risk of holding the Shares for an indefinite period and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment in the Shares.

4.8 Independent Investigation. Purchaser has such knowledge and experience in financial and business matters as is required for evaluating the merits and risks of its purchase of the Shares and is capable of such evaluation. Purchaser acknowledges and agrees that it has conducted its own independent review and analysis and, based thereon, has formed an independent judgment concerning the business, affairs, assets, liabilities, conditions, results of operations and prospects of the Company.

4.9 No Other Representations or Warranties; No Reliance. Except for the representations and warranties expressly set forth in this Article IV, none of Purchaser or any other Person on behalf of Purchaser has made, and Purchaser hereby expressly disclaims and negates any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity) with respect to Purchaser, its Affiliates or any matter relating to any of them, including their respective businesses, affairs, assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information provided or otherwise furnished to Seller or any of its Representatives by or on behalf of Purchaser, and any such representations or warranties are expressly disclaimed. Purchaser acknowledges and agrees that, except for the representations and warranties contained in Article III, neither Seller nor any other Person on behalf of Seller has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to Seller, its Affiliates or any matter relating to any of them, including their respective businesses, affairs, assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Purchaser or any of its Representatives by or on behalf of Seller, and that any such representations or warranties are expressly disclaimed. Purchaser acknowledges and agrees that neither Seller nor any other Person on behalf of Seller has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser or any of its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Seller or its Affiliates (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation, information made available in any electronic data room and maintained by or on behalf of Seller, or in any other information made available to Purchaser, its Affiliates or any of its Representatives or any other Person, and that any such representations or warranties are expressly disclaimed.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Conduct of Business.

(a) Except (w) as expressly contemplated in this Agreement or required by applicable Law or Order, (x) to the extent necessary to respond to operational emergencies, failures or outages, (y) for any COVID Action (provided that in the case of the foregoing clauses (x) and (y), the Company provides written notice to Purchaser as soon as reasonably practicable), or (z) as otherwise described in Section 5.1(a) of the Seller Disclosure Letter, during the period from the date of this Agreement to the Closing, Seller will, and will cause the Company to, (1) operate the Business in the ordinary course of business in all material respects, use commercially reasonable efforts to preserve intact the Business and preserve the goodwill and relationships with customers, suppliers and others having business dealings with the Business and (2) not, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed);

(i) sell, lease (as lessor), transfer or otherwise dispose of any of the assets of the Business, other than (1) the use or sale of inventory, other than natural gas, in the ordinary course of business on an arm’s-length basis to a third party, (2) the disposal of obsolete assets in the ordinary course of business and on an arm’s-length basis to a third party, (3) pursuant to Contracts with third parties in effect on the date of this Agreement and set forth on Section 5.1(a)(i) of the Seller Disclosure Letter or (4) the disposal of assets of the Business having an aggregate value of less than $500,000 on an arm’s-length basis to a third party in the ordinary course of business;

(ii) enter into any Contract that would, if in effect on the date hereof, be a Business Material Contract or that would involve expenditures by the Company or payments to the Company in excess of $500,000 in the aggregate in any 12-month period that is not terminable by the Company upon less than 90 days’ notice without penalty, or terminate, assign, relinquish any material rights under, or amend any of the Business Material Contracts (other than (1) with respect to terminations, assignments and relinquishments, in the ordinary course of business and (2) Intercompany Arrangements pursuant to Section 5.9 to be terminated prior to the Closing), provided that, with respect to any amendment to a Business Material Contract (other than a Withheld Business Material Contract), Seller will provide such amendment to Purchaser as soon as reasonably practicable following the date such amendment is executed, or, with respect to any amendment to a Withheld Business Material Contract, Seller will notify Purchaser of such amendment and, to the extent such notification would not cause Seller or the Company to breach a confidentiality obligation, the subject thereof);

(iii) except as may be required by a Seller Benefit Plan as in effect on the date hereof or as expressly contemplated by Article VI, (1) increase the base pay or target incentive compensation range of any current Business Employee, (2) increase the aggregate benefits provided to any current Business Employee, other than in the ordinary course of business, (3) adopt any Company Benefit Plan, (4) adopt, enter into or amend any Seller Benefit Plan other than, with respect to changes to Seller Benefit Plans that cover both Business Employees and other employees of Seller, in the ordinary course of business and in a manner that is consistent for all participants, (5) grant or increase any severance, change in control, retention, termination or similar compensation or benefits to (or amend any existing severance, change in control, retention, termination or similar compensation, benefits or arrangements with) any Business Employee, (6) accelerate the vesting or payment of benefits under any Company Benefit Plan or Seller Benefit Plan impacting any Business Employee, (7) change any actuarial or other assumption used to calculate funding obligations with respect to any Seller Benefit Plan or Company Benefit Plan that would increase Liabilities of Purchaser or its Affiliates, other than, with respect to changes to Seller Benefit Plans that cover both Business Employees and other employees of Seller, in the ordinary course of business and in a manner that is consistent for all participants, (8) hire any new employee who would be a Business Employee, other than for a position open as of the date of this Agreement with an annual base salary of no more than $125,000, or terminate any Business Employee other than for cause, (9) except as otherwise provided in Section 6.1(a), transfer any employee not employed by the Company as of the date hereof to the Company or transfer the employment or duties of any employee of Seller Group in a manner that would alter whether such employee is classified as a Business Employee or (10) recognize any new employee bargaining unit with respect to Business Employees;

(iv) (1) amend or propose to amend the Company’s Organizational Documents, or (2) adjust, split, reverse split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire any capital stock of the Company;

(v) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, other than dividends or distributions of cash that do not result in the Company having less than $2,000,000 in cash at the Closing;

(vi) create, incur, assume or guarantee Indebtedness except for any Indebtedness (or any guarantees in respect of any Indebtedness) that will be repaid, discharged or otherwise satisfied in full prior to the Closing;

(vii) (1) materially accelerate, delay, change or modify any credit collection and payment policies, procedures or practices (including the collection of receivables and payment of payables) or (2) delay payment of any material account payable or other material Liability of the Business or the Company by more than thirty (30) days beyond the due date or the date when such Liability would have been paid in the ordinary course of business or materially accelerate the collection of any accounts receivable;

(viii) (1) issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any equity or voting securities or interests, or any notes, bonds, options, warrants, convertible securities or other rights or securities of any kind to acquire any shares of the Company’s capital stock, including the Shares, or other equity or voting securities or interests rights of any kind or any debt securities which are convertible into or exchangeable for such capital stock, (2) effect any recapitalization, reclassification, combination, subdivision, split or similar transaction or (3) adopt a plan of complete or partial liquidation, dissolution, merger, restructuring or other reorganization;

(ix) make any change in financial accounting methods, principles or practices of the Business or, to the extent related to the Business, the Company, except (1) as required by any change in GAAP (or any interpretation thereof) or (2) any change required to be made under GAAP or applicable Law;

(x) in each case with respect to the Company, (1) make, change or revoke any material Tax election, (2) change any Tax accounting period, (3) adopt or change any material method of Tax accounting, (4) settle or compromise any Tax Action or assessment in respect of a material amount of Taxes, (5) apply for any Tax ruling, (6) amend any Tax Return, (7) file any Tax return in a manner inconsistent with past practice or inconsistent with applicable Law, (8) consent to an extension or waiver of the statute of limitations period applicable to any Tax claim or assessment, other than with respect to a Combined Tax Return, or (9) make any voluntary Tax disclosure;

(xi) fail to make capital expenditures substantially consistent with meeting the capital expenditure plan of the Business set forth in Section 5.1(a)(xi) of the Seller Disclosure Letter;

(xii) dissolve, adopt a plan of complete or partial liquidation, or effect a restructuring or recapitalization, with respect to the Company;

(xiii) institute or settle or compromise any material Action, or enter into any material Order, consent decree or settlement agreement with any Governmental Entity, in any way relating to the Company;

(xiv) make any investment in or acquisition of any assets, properties or businesses for consideration in excess of $500,000 in the aggregate, other than the capital expenditures set forth on Section 5.1(a)(xiv) of the Seller Disclosure Letter;

(xv) enter into any new line of business that differs materially from the Business or materially modify any existing line of business of the Business;

(xvi) sell, transfer, license, encumber, allow to lapse, assign, abandon, disclaim, dedicate to the public, incur any Encumbrance on (other than a Permitted Encumbrance), or otherwise dispose of, or authorize any of the foregoing with respect to, any of the material Owned Intellectual Property, other than nonexclusive licenses in the ordinary course of business;

(xvii) subject any material asset of the Business, or any material asset of the Company which the Company will own at the Closing, to any Encumbrance, other than Permitted Encumbrances or Encumbrances that will be released at or prior to the Closing;

(xviii) agree or commit to do or take any action described in this Section 5.1(a).

(b) Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Seller’s or any of its Affiliates’ (including the Company’s) businesses or operations. Nothing contained in this Agreement shall give Seller, directly or indirectly, the right to control or direct Purchaser’s or any of its Affiliates’ businesses or operations.

5.2 Access to Information.

(a) Seller shall, and shall cause the Company to, during ordinary business hours and upon reasonable notice (i) give Purchaser and its Representatives reasonable access, exclusively for purposes related to the transactions contemplated hereby, to the offices, properties and books and records of Seller and its Affiliates (including the Company) (with respect to Seller and its Affiliates other than the Company, solely to the extent related to the Business or the Company); and (ii) permit Purchaser and its Representatives, exclusively for purposes related to the transactions contemplated hereby and solely to the extent related to the Business or the Company, to make such reasonable inspections thereof as Purchaser may reasonably request; provided, however, that (A) any such inspection will be conducted in such a manner as not to materially interfere with the operations of the Business or any other Person; and (B) neither Seller nor the Company shall be required to take any action which would constitute or result in a waiver of the attorney-client privilege or violate any Contract entered into prior to the date hereof or any applicable Law. If any material is withheld pursuant to the preceding sentence, Seller shall, to the extent possible without violating legal restrictions or losing attorney-client privilege, inform Purchaser of such fact and the Parties shall use commercially reasonable efforts to obtain any consents necessary, restructure the form of access and/or make other arrangements, so as to permit the access requested. Purchaser shall indemnify and hold harmless Seller from and against any Losses incurred by Seller, its Affiliates or its or their Representatives by any action of Purchaser or its Representatives while present on any premises to which Purchaser is granted access hereunder. Notwithstanding anything in this Section 5.2(a) to the contrary, (x) Purchaser will not have access to personnel records if such access could, in Seller’s good faith and reasonable judgment, subject Seller to risk of liability or otherwise violate applicable Law, including the Health Insurance Portability and Accountability Act of 1996 and (y) any inspection relating to environmental matters by or on behalf of Purchaser will be strictly limited to visual inspections and site visits consistent with assessments conducted in conformance with ASTM E1527-13 or E1527-21 standards, and Purchaser shall not have any right to perform or conduct any other investigation or inspection, including sampling or testing at, in, on, around or underneath any of the Real Property.

(b) For a period of seven (7) years after the Closing Date, each Party and its Representatives will have reasonable access to all of the books and records relating to the Company with respect to any period of time on or before the Closing Date in the possession of the other Party, and to the employees of the other Party, to the extent that such access may reasonably be required by such Party in connection with any Action relating to the Company or the Business. Such access will be afforded by the applicable Party only upon receipt of reasonable advance notice and during normal business hours, and will be conducted under the supervision of the Party providing such access and in such a manner as not to interfere with the operation of the business of any Party or its respective Affiliates. The Party exercising the right of access hereunder will be solely responsible for any costs or expenses incurred by either Party in connection therewith. Each Party shall retain such books and records for a period of seven (7) years from the Closing Date. Notwithstanding anything to the contrary in this Section 5.2(b), neither Party shall be required to provide any such access or otherwise take any action pursuant to this Section 5.2(b) which would constitute or result in a waiver of the attorney-client privilege or violate any Contract or any applicable Law.

5.3 Confidentiality.

(a) Each Party acknowledges that the existence and terms and conditions of this Agreement (and any of the transactions contemplated hereby) and the information being provided to it in connection with the transactions contemplated by this Agreement, including information provided pursuant to Section 5.2, is Confidential Information (as defined in the Confidentiality Agreement) subject to the terms and conditions of the Confidentiality Agreement. The terms of the Confidentiality Agreement (other than Section 4 thereof) shall continue in full force and effect until the Closing and shall survive the Closing for a period of two (2) years after the Closing Date; provided that, (i) upon the Closing, the obligations of Purchaser contained in the non-use and confidentiality provisions of the Confidentiality Agreement shall terminate in respect of that portion of the Confidential Information (as defined in the Confidentiality Agreement) exclusively relating to the Business and the Company, but such obligations with respect to any and all other Confidential Information provided to it by or on behalf of Seller, the Company or any of their respective Representatives solely to the extent relating to Seller, any of Sellers’ Affiliates (other than the Company) or any of their respective assets, properties or businesses shall continue to remain subject to the non-use and confidentiality provisions of the Confidentiality Agreement, for a period of two (2) years after the Closing Date and (ii) upon the Closing, the obligations of Seller contained in the non-use and confidentiality provisions of the Confidentiality Agreement shall apply for such two (2)-year period in respect of that portion of the Confidential Information exclusively relating to the Business and the Company, mutatis mutandis.

(b) Notwithstanding anything to the contrary contained in this Agreement, a Party shall not have any obligation under this Section 5.3 with respect to any Confidential Information that: (i) is disclosed or used as expressly permitted pursuant to this Agreement or the Transition Services Agreement; or (ii) is disclosed as reasonably necessary to third parties (subject to such Persons being informed of the obligations under Section 5.3(a)) in connection with (A) the performance by such Party, any of its Affiliates or their respective Representatives of their respective obligations under this Agreement or the Transition Services Agreement on the terms and subject to the conditions hereof and thereof or (B) the enforcement by such Party, any of its Affiliates or their respective Representatives of any right or remedy arising out of or relating to this Agreement or the Transition Services Agreement.

(c) The disclosure of information (including Confidential Information) to any Financing Party pursuant to this Agreement or otherwise shall not require the prior written consent of Seller, the Company, or any other member of the Seller Group pursuant to the Confidentiality Agreement and may be made pursuant to the Commitment Letter or other customary confidentiality undertakings from such Financing Parties in the context of customary syndication practices.

5.4 Further Assurances. Subject to the terms and conditions of this Agreement, at any time before or from time to time after the Closing, each of Seller and Purchaser shall, and shall cause their respective Affiliates to, execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Law, to fulfill its obligations under this Agreement and to cause the Sale and other transactions contemplated hereby to occur.

5.5 Required Actions.

(a) Seller and Purchaser will, and will cause their respective Affiliates to, cooperate with each other and use best efforts to (i) negotiate, prepare and file as promptly as practicable all necessary applications, notices, petitions, and filings, and execute all agreements and documents, to the extent required by Law or Order in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including the Required Regulatory Approvals) and (ii) obtain the consents, approvals, and authorizations of all Governmental Entities to the extent required by Law or Order in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement (including the Required Regulatory Approvals). Each Party will, and will cause its Affiliates to, consult and cooperate with the other Party as to the appropriate time of all such filings and notifications, furnish to the other Party such necessary information and reasonable assistance in connection with the preparation of such filings, and respond as promptly as practicable to any requests for additional information made in connection therewith by any Governmental Entity. To the extent permitted under applicable Law, each of Seller and Purchaser will have the right to review in advance all characterizations of the information relating to it or to the transactions contemplated by this Agreement which appear in any filing made by the other Party or any of its Affiliates in connection with the transactions contemplated hereby. In furtherance and not in limitation of the foregoing, each of Seller and Purchaser will make, or cause to be made, an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice as promptly as practicable and in any event within ten (10) Business Days of executing this Agreement. Purchaser shall be responsible for any filing fees required under the HSR Act.

(b) Purchaser and Seller, acting reasonably and in good faith, will coordinate, and Seller shall cause the Company to coordinate, the preparation and making of any applications and filings (including the content, terms and conditions of such applications and filings) with any Governmental Entity, the resolution of any investigation or other inquiry of any Governmental Entity, the process for obtaining any consents, registrations, approvals, permits and authorizations of any Governmental Entity (including the Required Regulatory Approvals), and the making or discussing of any and all proposals relating to any regulatory commitments of Purchaser, Seller, their respective Affiliates or business, or with any Governmental Entity, its staff, intervenors or customers, in each case, in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby. Purchaser and Seller, acting reasonably and in good faith, will coordinate, and Seller will cause the Company to coordinate, with respect to the scheduling and conduct of all meetings with Governmental Entities in connection with the transactions contemplated by this Agreement (including the Required Regulatory Approvals); provided, however, to the fullest extent practicable and permitted by Law, in connection with any communications, meetings or other contacts, oral or written, with any Governmental Entity in connection with the transactions contemplated hereby, each of Seller and Purchaser shall (and will cause its Affiliates to): (i) inform the other Party in advance of any such communication, meeting, or other contact which such Party or any of its Affiliates proposes or intends to make, including the subject matter, contents, intended agenda and other aspects of any of the foregoing; (ii) consult and cooperate with the other Party, and to take into account the comments of the other Party in connection with any of the matters covered by Section 5.5(a); (iii) permit Representatives of the other Party to participate in any such communications, meetings, or other contacts; (iv) notify the other Party of any oral communications with any Governmental Entity relating to any of the foregoing; and (v) provide the other Party with copies of all written communications with any Governmental Entity relating to any of the foregoing; provided further, however, Purchaser shall have the principal responsibility, in consultation with the Company, for determining and implementing the strategy for obtaining any necessary clearance, consents, approvals, or waiting period expirations or terminations pursuant to any antitrust, competition or trade regulation Law that may be asserted by any Governmental Entity with respect to the transactions contemplated under this Agreement and shall do so in a manner reasonably designed to obtain any such antitrust-related Required Regulatory Approvals as promptly as reasonably practicable and, in any event prior to the Outside Date. Materials shared by and among the Purchaser, Seller and Company pursuant to this Section 5.5(b) may be redacted (A) to remove references concerning the valuation of the Business, (B) as necessary to comply with contractual arrangements, (C) as necessary to comply with legal requirements and (D) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Nothing in this Section 5.5(b) will apply to or restrict communications or other actions by a Party with or with respect to any Governmental Entity in connection with its business in the ordinary course of business.

(c) Without limiting the foregoing, Purchaser and Seller shall not, and shall cause their respective Affiliates not to, take any action, including (i) acquiring any asset, property, business or Person (by way of merger, consolidation, share exchange, investment or other business combination, asset, stock or equity purchase, or otherwise) from any Person (other than, in the case of Purchaser, from Seller or its Affiliates), (ii) making any filing or (iii) any other action, that, in each case, could reasonably be expected to adversely affect obtaining or making, or the timing of obtaining or making, any consent or approval contemplated by this Section 5.5. In furtherance of and without limiting any of Purchaser’s covenants and agreements under this Section 5.5, Purchaser shall, and shall cause its Affiliates to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to avoid or eliminate each and every impediment asserted by any Governmental Entity in connection with obtaining the Required Regulatory Approvals so as to enable the Closing to occur as promptly as practicable, including (A) agreeing to conditions imposed by, or taking any action required by, any Governmental Entity (B) defending through litigation on the merits, including appeals, any Action asserted by any court or other proceeding by any Person, including any Governmental Entity, that seeks to or could prevent or prohibit or impede, interfere with or delay the consummation of the Closing, (C) in the case of Purchaser, proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or business of Purchaser, its Affiliates or the Company, including entering into customary ancillary agreements relating to any such sale, divestiture, licensing or disposition, and (D) otherwise taking or committing to take actions that, after the Closing Date, would limit Purchaser’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, one or more of the businesses, product lines or assets of the Company as may be required by a Governmental Entity or agreeing to any other action in order to effect each of the following: (1) obtaining all Required Regulatory Approvals as soon as reasonably practicable and in any event before the Outside Date, (2) avoiding the entry of, or having vacated, lifted, dissolved, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect that prohibits, prevents or restricts consummation of, or impedes, interferes with or delays, the Closing, and (3) effecting the expiration or termination of any waiting period, which would otherwise have the effect of preventing, prohibiting or restricting consummation of the Closing or impeding, interfering with or delaying the Closing. Notwithstanding anything in this Agreement to the contrary, the entry into any settlement with any Governmental Entity or intervenor, or the filing with any Governmental Entity or the publication of any document containing any commitments (including any preliminary offer relating to such settlement, filing or publication) regarding a Required Regulatory Approval of any Party or their Affiliates must be approved by Purchaser and, to the extent involving a concession or commitment made by any member of the Seller Group, (excluding the Company), Seller.

(d) Notwithstanding the foregoing or anything else in this Agreement to the contrary, (i) neither Seller nor Purchaser shall be required to, and neither Seller nor Purchaser shall, in connection with obtaining the Required Regulatory Approvals, consent to the taking of any action or the imposition of any terms, conditions, limitations or standards of service the effectiveness or consummation of which is not conditional upon the occurrence of the Closing and (ii) Seller shall not be required to, and Purchaser shall not, in connection with obtaining the Required Regulatory Approvals, consent to the imposition of any terms, conditions or limitations on or with respect to Seller, any of its Affiliates or any of their respective businesses, other than terms, conditions or limitations on or with respect to the Company or the Business that are conditional upon the occurrence of the Closing.

5.6 Consents. Seller shall, and shall cause the Company to, reasonably cooperate with Purchaser to obtain any consents required from third parties in connection with the consummation of the transactions contemplated by this Agreement under any Business Material Contracts, other Contracts or Permits at or prior to the Closing. Notwithstanding anything to the contrary contained herein, neither Seller nor Purchaser, nor any of their respective Affiliates, shall have any obligation to make any payments or incur any Liability to obtain any consents of third parties contemplated by this Section 5.6, and the failure to receive any such consents shall not be taken into account with respect to whether any condition to the Closing set forth in Article VIII shall have been fulfilled (but the accuracy of Section 3.4 will be taken into account).

5.7 Public Announcements. Purchaser and Seller shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other written public statements with respect to the Sale, and shall not issue any such press release or make any such written public statement prior to such consultation, except as such party reasonably concludes (after consultation with outside counsel) to be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. For the avoidance of doubt, nothing contained in this Agreement (including Section 5.3) shall limit the right of Purchaser (or its Affiliates) to disclose information in connection with the Financing. In addition, nothing contained in this Agreement (including Section 5.3) shall limit a Party’s (or its respective Affiliates’) rights to disclose the existence of this Agreement and the general nature of the transaction described herein on any earnings call or in similar discussions with financial media or analysts, stockholders and other members of the investment community, provided that such disclosures are consistent in all material respects with disclosures previously made pursuant to this Section 5.7.

5.8 Intercompany Accounts. At or prior to the Closing, all intercompany accounts (including Intercompany Debt) between Seller and/or any of its Affiliates, on the one hand, and the Company, on the other hand, shall be repaid, settled or cancelled.

5.9 Settlement of Intercompany Arrangements. Except as set forth on Section 5.9 of the Seller Disclosure Letter (the “Continuing Agreements”), at or prior to Closing, all Contracts or arrangements, including any credit or funding agreement, facility or other arrangement (including in relation to transaction, monitoring, service or similar fees and expenses), receivable, payable, or loan, in each case, between the Company, on the one hand, and Seller or any of its Affiliates, on the other hand (collectively, the “Intercompany Arrangements”) shall be settled or terminated, without any party having any continuing obligations or liability to the other. No such Intercompany Arrangement (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Closing and Purchaser and its Affiliates (including, for the avoidance of doubt, after the Closing, the Company) shall be released from all Liabilities thereunder. At or prior to Closing, all obligations or liabilities due under the Continuing Agreements shall be settled or terminated as of the Closing (the “Historic Obligations”), it being understood that from and after the Closing, the Continuing Agreements will remain in effect and each party thereto shall be obligated to perform its covenants and agreements thereunder from and after the Closing.

5.10 Guarantees. Purchaser shall use its commercially reasonable efforts to cause itself, one of its Affiliates or the Company to be substituted in all respects for Seller and any of its Affiliates, and for Seller and its Affiliates to be released, effective as of the Closing, in respect of, or otherwise terminate (and cause Seller and its Affiliates to be released in respect of), all obligations of Seller and any of its Affiliates under each of the guarantees, indemnities, letters of credit, letters of comfort, commitments, understandings, agreements and other obligations of such Persons related to the Business that are set forth on Section 5.10 of the Seller Disclosure Letter (collectively, the “Substituted Guarantees”). For any of the guarantees, indemnities, letters of credit, letters of comfort, commitments, understandings, agreements and other obligations of Seller and any of its respective Affiliates related to the Business for which Purchaser or one of its Affiliates (including the Company), as applicable, is not substituted in all respects for Seller and its Affiliates (or for which Seller and its Affiliates are not released) effective as of the Closing and that cannot otherwise be terminated effective as of the Closing without causing an adverse effect on the Company or the Business (with Seller and its Affiliates to be released in respect thereof), (a) Seller shall, or shall cause its applicable Affiliates to, keep in place such Substituted Guarantees (“Continuing Guarantees”), (b) Purchaser shall continue to use its commercially reasonable efforts and shall cause the Company to use its commercially reasonable efforts to effect such substitution or termination and release with respect to the Continuing Guarantees as promptly as practical after the Closing, and (c) Purchaser shall reimburse Seller for all amounts paid or incurred by Seller or its Affiliates to the extent any guarantees, indemnities, letters of credit, letters of comfort, commitments, understandings, agreements and other obligations are called upon and Seller or any of its Affiliates make any payment or are obligated to reimburse the issuing thereof. In addition, commencing on the Closing Date, on the last Business Day of each three-month period following the Closing Date until such time as no Continuing Guarantees remain outstanding, Purchaser shall reimburse Seller or its applicable Affiliate for any fees Seller or such applicable Affiliate incurs if it posts a letter of credit in respect of the amounts covered by such Continuing Guarantee for such three month period (or, with respect to any Continuing Guarantee outstanding for a portion, but not all, of such three month period, for such portion of such three month period). Notwithstanding anything to the contrary contained in this Agreement, for any Continuing Guarantee not replaced as of the Closing Date, Seller shall have the unilateral right to post a letter of credit in respect of the amounts covered by such Continuing Guarantee. Without limiting the foregoing, neither Purchaser nor any of its Affiliates shall extend or renew any Contract containing or underlying a Continuing Guarantee unless, prior to or concurrently with such extension or renewal, Purchaser or one of its Affiliates (including the Company) is substituted in all respects for Seller and any of its Affiliates under such Continuing Guarantee. For the purposes of this Section 5.10, “commercially reasonable efforts” will be limited to offering to provide to the applicable beneficiary of a Substituted Guarantee, and providing such beneficiary, such replacement guarantees, indemnities, letters of credit, letters of comfort, commitments, understandings, agreements and other obligations as are substantially similar in form and substance to the Substituted Guarantees.

5.11 Financing.

(a) Purchaser shall, and shall cause any of its Affiliates, to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Financing (including, if applicable, any Substitute Financing) on a timely basis (and, in any event, no later than the time at which the

Closing is required to occur pursuant to Section 2.3), including using its reasonable best efforts to (i) maintain in effect the Financing Letters, (ii) taking into account the date the Purchaser receives the Required Information and the expected timing of the Marketing Period, as soon as possible after the date hereof, negotiate and, assuming all conditions to Closing set forth in Section 8.1 and Section 8.2 have been satisfied, enter into and deliver definitive agreements with respect to the Financing reflecting in all material respects the terms and conditions contained in the Financing Letters (including any “flex” provisions) or on other terms that (1) would not reasonably be expected to delay or adversely affect the ability of Purchaser to consummate the transactions contemplated hereby and (2) would otherwise not be prohibited by Section 5.11(c), so that such agreements are in effect no later than the time at which the Closing is required to occur pursuant to Section 2.3, (iii) comply with all of its obligations under the Financing Letters and any definitive agreements related thereto, and (iv) satisfy (or obtain a waiver of) on a timely basis all the conditions in the Financing Letters applicable to Purchaser and its Affiliates to obtain the Financing necessary to consummate the transactions contemplated hereby and the definitive agreements related thereto that are in Purchaser’s (or its Affiliates’) control. Without limiting the foregoing, (x) after delivery of the Required Information, subject to Seller’s obligations in Section 5.12, Purchaser shall prepare as soon as possible after the date hereof all information, including financial statements, financial and business information and data and Offering Documents, in each case of the type required or customarily included for financing transactions similar to the Financing, including pro forma information for Purchaser and the Company utilizing the Required Information provided by Seller, (y) Purchaser shall not, and cause its Affiliates not to, take any action that would reasonably be expected to make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or to materially delay the availability of the Financing and (z) without the prior written consent of Seller, Purchaser shall not, and cause its Affiliates not to, issue equity in a manner that would require approval of the shareholders of Purchaser. In the event that all conditions set forth in Article VIII and contained in the Financing Letters have been satisfied or waived or, upon funding shall be satisfied or waived, and the Closing should otherwise occur pursuant to Section 2.3, Purchaser and its Affiliates shall use their reasonable best efforts to cause the Persons providing the Financing (the “Financing Parties”) to fund the Financing at the Closing.

(b) Purchaser shall, keep Seller informed on a prompt basis of any material developments concerning the status of the Financing that could reasonably be expected to impact the availability of the Financing and, provide Seller promptly with copies of any material executed definitive agreements related to the Financing. Without limiting the foregoing, Purchaser shall reasonably promptly after obtaining Knowledge thereof, give Seller written notice of any (i) breach or default by Purchaser, its Affiliates, any Financing Party or any other party to the Financing Letters or any definitive document related to the Financing, in each case, that would reasonably be expected to result in Purchaser or its financing Affiliate not receiving the proceeds of the Financing necessary to consummate the transactions contemplated by this Agreement on the Closing Date (or any event or circumstance, with or without notice, lapse of time, or both, would give rise to any such breach or default), (ii) receipt by Purchaser of any written notice or other written communication from any Financing Party with respect to any threatened or actual breach, withdrawal, repudiation, expiration, intention not to fund under or termination of the Financing Letters or the Financing, (iii) receipt by Purchaser of any written notice or other written communication from any Financing Party with respect to material dispute or disagreement between or among any parties to the Financing Letters or any definitive document related to the

Financing (other than ordinary course negotiations) with respect to the obligation to provide the Financing or the amount of the Financing to be funded at Closing, in each case, that would reasonably be expected to make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or to materially delay the availability of the Financing or (iv) if for any reason Purchaser in good faith no longer believes it will be able to obtain all or any portion of the Financing necessary to consummate the transactions contemplated by this Agreement on the Closing Date; provided, that in no event will Purchaser be under any obligation to provide any information shared among Purchaser, its Affiliates and their professional advisors in connection with matters contemplated by the foregoing that is subject to attorney-client or other privilege if Purchaser and its Affiliates shall have used their reasonable best efforts to disclose such information in a way that would not waive such privilege.

(c) Purchaser may amend, supplement, modify, terminate, assign or agree to any waiver under the Financing Letters without the prior written approval of Seller, provided that Purchaser shall not, without Seller’s prior written consent, permit any such amendment, supplement, modification, assignment, termination or waiver to be made to, or consent to or agree to any waiver of, any provision of or remedy under the Financing Letters which would (A) reduce the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount but excluding any termination or reduction of the commitments in respect of any bridge facility pursuant to the express terms of the Financing Letters as in effect on the date hereof to the extent the amounts so terminated or reduced are replaced on a dollar-for-dollar basis by the issuance of debt or equity securities contemplated by the Financing Letters in lieu thereof) to an amount that would be less than the amount required to consummate the transactions contemplated by this Agreement (taking into account the financial resources available to Purchaser), (B) impose new or additional conditions to the Financing or otherwise expand, amend or modify any of the conditions to the Financing in a manner that would reasonably be expected to (I) delay, prevent or make less likely the consummation of the transactions contemplated hereby or the funding of the Financing (or satisfaction of the conditions to the Financing) at the Closing (taking into account the expected timing of the Marketing Period), (II) adversely impact the ability of Purchaser to enforce its rights against the Financing Parties or any other parties to the Financing Letters or the definitive agreements with respect thereto or (III) adversely affect the ability of Purchaser to timely consummate the Sale and the other transactions contemplated hereby; provided, further, that the Financing Letters may be amended to add additional Financing Parties who are not parties to the Financing Letters as of the date hereof, provided that such addition would not result in any of the effects described in subclauses (I), (II) or (III) above. In the event that new commitment letters or fee letters are entered into in accordance with any amendment, supplement, replacement or other modification of the Financing Letters permitted pursuant to this Section 5.11, such new commitment letters or fee letters shall be deemed to be a part of the “Financing” and deemed to be the “Commitment Letter”, “Fee Letter” and “Financing Letters”, as applicable, for all purposes of this Agreement. Purchaser shall promptly after execution thereof (and in any event no later than three Business Days thereafter) deliver to Seller true, correct and complete copies of any termination, amendment, supplement, replacement or other modification of the Financing Letters. If funds in the amounts set forth in the Financing Letters, or any portion thereof, become unavailable, Purchaser shall and shall cause its Affiliates as promptly as practicable following the occurrence of such event to (taking into account the Marketing Period) (x) notify Seller in writing thereof, (y) use their respective reasonable best efforts to obtain substitute financing, including from alternative sources, in an amount sufficient, when added to the portion of the Financing that is available and any cash of the Purchaser and its Subsidiaries on hand at the Closing Date, to enable Purchaser to consummate the transactions contemplated hereby in accordance with the terms hereof (the “Substitute Financing”) and (z) use their respective reasonable best efforts to obtain a new financing commitment letter that provides for such Substitute Financing and, promptly after execution thereof (and, in any event, no later than three Business Days thereafter), deliver to Seller true, complete and correct copies of the new commitment letter and the related fee letters (redacted in a similar manner as described in Section 4.6) and related definitive financing documents with respect to such Substitute Financing; provided that to the extent Purchaser has other legally sufficient sources of available capital which would enable Purchaser to consummate the Closing, Purchaser shall not be obligated to accept or pursue any Substitute Financing if it is less favorable (taken as a whole) to Purchaser in any respect than the Financing contemplated by the Financing Letters in existence as of the date hereof. Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Financing” and any commitment letter and related fee letters for such Substitute Financing shall be deemed the “Commitment Letter”, “Fee Letter” and “Financing Letters”, as applicable, for all purposes of this Agreement. Purchaser shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts that become due and payable under the Financing Letters. Seller acknowledges and agrees that Purchaser (or its financing Affiliate) shall not be required to consummate the Financing until the final day of the Marketing Period. Purchaser acknowledges and agrees that obtaining the Financing, or any alternative financing, is not a condition to the Closing and that none of Purchaser’s obligations hereunder are conditioned in any manner upon Purchaser obtaining financing in respect of the transactions contemplated by this Agreement.

5.12 Financial Cooperation.

(a) Seller shall, and shall use reasonable best efforts to cause its Representatives, including legal and accounting Representatives, and Representatives of the Company to provide, as promptly as reasonably practicable, to Purchaser and its Affiliates all cooperation as may be reasonably requested by Purchaser in connection with obtaining the Financing, including:

(i) preparing and furnishing to Purchaser and the Financing Parties as promptly as practicable all Required Information and all other material financial and other pertinent material information regarding the Company (including a description of the Company’s business, operations, financial condition, financial projections and prospects) as may be reasonably requested by Purchaser to assist in the preparation of the Offering Documents and all supplements thereto by Purchaser as would customarily be included in Offering Documents for an offering of debt or equity securities as contemplated by the Financing Letters, and authorizing Purchaser or any Affiliate of Purchaser to include such Required Information in such Offering Document or supplement;

(ii) assisting in preparation for and, upon reasonable advance notice and at reasonable times and reasonable locations, causing appropriate senior management of the Company with appropriate seniority and expertise and knowledge of the Company, to participate in (x) a reasonable number of meetings (which may include customary one-on-one meetings with investors and prospective investors in, parties serving as lead arrangers, bookrunners or agents for, and prospective lenders of, the Financing) and a road show and (y) customary rating agency presentations, and assisting Purchaser in obtaining public ratings in respect of any debt issued as part of the Financing from any rating agencies; provided that no more than two (2) such meetings shall be required to be conducted “in person”;

(iii) assisting (in the form of reviewing) Purchaser and the Financing Parties in the Purchaser’s preparation of customary Offering Documents for any component of the Financing (including any debt or equity securities contemplated by the Financing Letters);

(iv) using reasonable best efforts to cause the Company’s independent auditors to (x) provide customary assistance with the due diligence activities of Purchaser and the Financing Parties and the preparation of the customary disclosure and marketing materials referred to in clause (iii) above, (y) provide customary or required consents to the inclusion or incorporation of audit reports with respect to the financial statements of the Company in any report, registration statement, prospectus, prospectus supplement or other filing of Purchaser or any Affiliate of Purchaser filed with the SEC in connection with any debt or equity securities contemplated by the Financing Letters and (z) deliver customary “comfort” letters (including customary “negative assurance” comfort) at any pricing date and closing date in connection with any offering of debt or equity securities contemplated by the Financing Letters;

(v) reasonably cooperate with Purchaser, the Financing Parties and their advisors in performing their reasonable due diligence, including causing appropriate senior management of the Company with appropriate seniority and expertise to participate in customary due diligence sessions (including accounting due diligence sessions with the Company’s independent auditors) ;

(vi) cooperating with Purchaser’s legal counsel in connection with any legal opinions that such Purchaser’s legal counsel may be required to deliver in connection with the Financing;

(vii) using reasonable best efforts to assist in the execution and delivery of definitive financing documents, and other certificates and documents as may reasonably be requested by Purchaser;

(viii) causing the Company to execute and deliver, reasonable Authorization Letters in connection with the disclosure and marketing materials relating to the Financing authorizing the distribution of information relating to the Company to prospective investors and/or lenders;

(ix) cooperating with Purchaser to the extent within the control of Seller or the Company, and causing the Company to take all organizational actions, subject to the occurrence of the Closing and not prior to Closing, reasonably requested by Purchaser to permit the consummation of the Financing; and

(x) at least three (3) Business Days prior to the Closing Date, providing all documentation and other information relating to the Company and its Subsidiaries mutually agreed to be required by applicable “know your customer” and anti-money laundering rules and regulations including, without limitation, the USA PATRIOT Act and the Beneficial Ownership Regulation to the extent reasonably requested by Purchaser at least ten (10) Business Days prior to the Closing Date;

provided that no such cooperation shall be required to the extent that it is unreasonable or would (A) require Seller to take any action that in the good faith judgment of Seller unreasonably interferes with the ongoing business or operations of itself, or any of its Affiliates (including the Company), (B) require Seller or any of its Affiliates (including the Company) to incur any fee, expense or other liability in connection with the Financing prior to the Closing Date for which they are not promptly reimbursed or indemnified by Purchaser pursuant to the final sentence of this Section 5.12(a), (C) cause any condition to Closing in Section 8.2 to fail to be satisfied or otherwise cause any breach of this Agreement, (D) be reasonably expected to cause any director, officer or employee of the Seller or any of its Affiliates (including the Company) to incur any personal liability, (E) cause any breach of any applicable Law or any Contract to which Seller or any of its Affiliates (including the Company) is a party or (F) would constitute or result in a waiver of the attorney-client privilege. Purchaser (I) shall promptly, upon request by Seller, reimburse Seller and its Affiliates for all reasonable and documented out-of-pocket expenses (including (A) reasonable attorneys’ fees and (B) expenses of the Seller’s and its Affiliates’ accounting firms engaged to assist in connection with the Financing, including preparation of the Required Information, performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) incurred by Seller, its Affiliates or their Representatives in connection with its cooperation contemplated by this Section 5.11 and (II) shall indemnify, defend and hold harmless Seller, its Affiliates and their Representatives from and against any and all damages or expenses suffered or incurred by any of them in connection with the arrangement of the Financing (including the performance of their respective obligations under, or the taking of or refraining from any action in accordance with, this Section 5.11) and any written information used in connection therewith, in each case other than to the extent any of the foregoing arises from (1) the bad faith, gross negligence or willful misconduct of, or material breach of this Agreement by, Seller, its Affiliates and Representatives or (2) information provided in writing by Seller specifically for use in connection with the Financing containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Seller hereby consents to the use of the Business Marks and the Seller Marks in connection with the Financing; provided that such Business Marks and the Seller Marks are used only to the extent necessary to secure the Financing and solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the reputation or goodwill of the Company and subject to the prior review by, and consent of, Seller on behalf of the Company (such consent not to be unreasonably withheld or delayed). In addition, at the request of Purchaser, prior to any use in connection with the Financing, Seller agrees to use commercially reasonable efforts to supplement the written information (other than information of a general economic or industry-specific nature) concerning the Company provided pursuant to Section 5.12(a)(i) to the extent that Seller becomes aware that such information contains any material misstatements of fact or omits to state any material fact necessary to make such information concerning the Company not misleading in any material respect.

5.13 Non-Solicit; Non-Compete.

(a) During the period commencing on the Closing Date and ending three (3) years after the Closing Date, Seller shall not, and shall cause its Affiliates not to, directly or indirectly, solicit or seek to induce or knowingly influence any management-level employees of the Company who are employed within or whose duties are otherwise focused on, the liquefied natural gas activities of the Company (the “Restricted Employees”) to leave the employ of the Company or hire, employ, engage as a consultant or offer employment to any Restricted Employee; provided, however, that the foregoing will not prohibit Seller or its Affiliates from (x) soliciting, offering employment to or hiring any Restricted Employee who responds to a general solicitation or advertisement (including any recruitment efforts by a recruiting agency) that is not specifically directed at Restricted Employees; or (y) the solicitation or hiring of any Restricted Employee whose employment with the Company has been terminated by the Company or its Affiliates.

(b) During the period commencing on the Closing Date and ending on the third (3rd) anniversary of the Closing Date, Seller shall not, and shall cause its Affiliates not to:

(i) engage or be involved in any business competitive with the business of the Company involving the local distribution of natural gas in any of the counties in Florida in which the Business operates as of immediately prior to the Closing (the “Restricted Territory”) to the extent such business competes with the Business, as conducted as of the Closing Date (each, a “Competitive Activity”); or

(ii) acquire beneficial ownership or voting control of the outstanding equity interests (including any debt securities exercisable or exchangeable for, or convertible into, equity interests) of or provide any non-ordinary course loan or other financial assistance (other than to its customers or vendors in the ordinary course of business) to any Person that is engaged in a Competitive Activity;

provided that the foregoing shall not prohibit Seller or any of its Affiliates from: (A) collectively owning up to an aggregate of 5% of the outstanding shares of any class of capital stock of any Person if such stock is publicly traded on any national stock exchange which engages in a Competitive Activity; (B) collectively owning up to an aggregate of 10% of the outstanding shares of any class of capital stock of any Person that is not publicly traded on any national stock exchange which engages in a Competitive Activity in the Restricted Territory so long as neither Seller nor any of its Affiliates actively directs, manages, operates or controls the business activities of such Person except for exercising minority voting rights with respect to such capital stock; (C) acquiring any entity or business that engages in a Competitive Activity in the Restricted Territory if no more than 20% of the aggregate net revenue in the most recent complete fiscal year of such acquired entity or business (calculated on a consolidated basis) prior to the date of entry into definitive agreements with respect to such acquisition was attributable to a Competitive Activity in the Restricted Territory (provided, that nothing herein shall prevent Seller or its Affiliates from acquiring an entity or business that engages in a Competitive Activity in the Restricted Territory if more than 20% of the aggregate net revenue in the most recent complete fiscal year of such acquired entity or business (calculated on a consolidated basis) prior to the date of entry into definitive agreements with respect to such acquisition was attributable to a Competitive Activity in the Restricted Territory, so long as Seller or its Affiliates, within one (1) year following the date of consummation of such acquisition, divests the portion of such acquired business that engages a Competitive Activity); (D) conducting the businesses conducted by them on the date of this Agreement (other than those conducted through the Company, including the Business); (E) directly or indirectly exploiting any Intellectual Property owned, licensed, or otherwise commercialized by Seller or its Affiliates in the conduct of their businesses; or (F) performing their obligations under this Agreement or the Transition Services Agreement.

(c) The Parties agree that the restrictions and limitations set forth in this Section 5.13 are reasonable, valid in geographical and temporal scope and in all other respects, enforceable, and essential to protect the value of the Business. If a court or tribunal of competent jurisdiction determines that any term or provision contained in this Section 5.13 is invalid or unenforceable, the Parties agree that the court or tribunal will have the power to reduce the scope, duration or geographic area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision; provided that any such reduction, deletion or replacement shall only be to the extent necessary to render such term or provision valid and enforceable.

5.14 Usage of Certain Marks. As soon as reasonably practicable, and in any event within 150 days following Closing, Purchaser shall, and shall cause the Company and the Business to, cease using Certain Seller Marks, including removing Certain Seller Marks from any properties or assets relating to the Company and the Business. Prior to the end of such 150 day period, the Company shall be permitted to use the Certain Seller Marks in connection with the Business in substantially the same manner as used by the Business prior to Closing. Except for the limited transitional use of Certain Seller Marks as immediately set forth above, Purchaser shall not use, and shall cause the Company and the Business not to use, Seller Marks belonging to Seller or any Affiliate thereof immediately following the Closing, and Purchaser acknowledges that it and its Affiliates have no rights whatsoever to use Seller Marks of Seller and its Affiliates; provided, that Purchaser shall not be in breach of this Agreement or subject to a claim against the Company or the Business for infringement of any Seller Marks until after the Company has had an opportunity to transition off the use of such Seller Marks as contemplated in this section. In addition, as soon as reasonably practicable, and in any event within 150 days following the Closing, Seller shall, and shall cause its Affiliates to, cease using Business Marks, including removing Business Marks from any properties or assets relating to Seller and its Affiliates, and Seller shall not, and shall cause its Affiliates not to, use Business Marks or any logos, trademarks or trade names belonging to the Company or any Affiliate thereof immediately following the Closing, and Seller acknowledges that it and its Affiliates have no rights whatsoever to use Business Marks or such logos, trademarks or trade names or related Intellectual Property of the Company and its Affiliates. Prior to the end of such 150 day period, the Seller shall be permitted to use the Business Marks in connection with the Seller’s retained businesses in substantially the same manner as used by such businesses prior to Closing. To the extent Seller provides Purchaser with written notice of the use by the Company of a Seller Mark that does not constitute a Certain Seller Mark, such notified Seller Mark shall thereafter constitute a Certain Seller Mark for purposes of this Section 5.14 and Purchaser shall, and shall cause the Company and the Business to, cease using such notified Seller Mark, including removing such notified Certain Seller Marks from any properties or assets relating to the Company and the Business no by the later of (x) 60 days after Purchaser’s receipt of such notice from Seller, (y) 150 days after the Closing Date or (z) as otherwise agreed by the Parties in writing. Notwithstanding Purchaser’s right to use Certain Seller Marks and Seller’s right to use Business Marks for the time periods set forth above, each Party agrees that (a) neither Purchaser nor any of its Affiliates shall be deemed an agent, representative or joint venture partner of Seller; (b) neither Seller nor any of its Affiliates shall be deemed an agent, representative or joint venture partner of Purchaser, (c) Seller and its Affiliates shall retain sole and exclusive ownership of Seller Marks, and all goodwill and rights related thereto and (d) Purchaser and its Affiliates (including the Company) shall retain sole and exclusive ownership of Business Marks and all goodwill and rights related thereto. Notwithstanding anything in this Agreement to the contrary, and without limiting the rights otherwise granted in this Section 5.14, the Company shall have the right, at all times after the Closing Date, to (i) keep records and other historical or archived documents containing or referencing the Seller Marks and (ii) refer to the historical fact that the Company and the Business were previously conducted by the Seller and its Affiliates.

5.15 Alternative Transactions. From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement, Seller shall not, and shall cause the Company not to, directly or indirectly, solicit, negotiate with, provide any nonpublic information regarding the Business, enter into any Contract with, or in any manner encourage, any proposal of, any Person (other than Purchaser and its Affiliates) relating to a potential acquisition of all or a material portion of the equity interests of the Company or assets of the Business, whether by merger, sale of stock, sale of assets or otherwise (collectively, “Acquisition Proposals”). Seller shall, and shall cause the Company and its and the Company’s Representatives to, immediately cease all communications with any such Person and its Representatives that may be ongoing with respect to an Acquisition Proposal as of the date hereof, terminate access for such Person and its Representatives to any physical or virtual data room that has been established with respect to an Acquisition Proposal and request that each such Person and its Representatives promptly return or destroy all confidential information furnished to such Person and Representatives by or on behalf of Seller in connection with any such Acquisition Proposal.

5.16 Release.

(a) Effective as of the Closing and except as otherwise expressly set forth in this Agreement (including Section 5.16(c)) or in the Transition Services Agreement, Seller, on behalf of itself and each of its Affiliates and each of their respective successors and assigns, hereby irrevocably, unconditionally and completely waives and releases and forever discharges Purchaser, and each of its Affiliates (including the Company following the Closing), and each of their respective heirs, executors, administrators, successors and assigns (such released Persons, the “Releasees”), of and from all debts, demands, Actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, claims and other Liabilities whatsoever of every name and nature, both in law and in equity, arising out of or related to the Company or its business (including the Business) prior to the Closing Date. Seller shall not make, and Seller shall not permit any of its Affiliates or its Representatives to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against any of Purchaser’s or its Affiliates’ or any of their Releasees with respect to any Liabilities (or other matters) released pursuant to this Section 5.16.

(b) Effective as of the Closing and except as otherwise expressly set forth in this Agreement (including Section 5.16(c)) or in the Transition Services Agreement, Purchaser, on behalf of itself and each of its Affiliates (including the Company following the Closing) and each of Purchaser’s successors and assigns, hereby irrevocably, unconditionally and completely waives and releases and forever discharges Seller and each of its respective Affiliates, and each of their respective Releasees, of and from all debts, demands, Actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, claims and other Liabilities whatsoever of every name and nature, both in law and in equity, arising out of or related to the Company or its business (including the Business) prior to the Closing Date, including in connection with any breach by Seller or any director or officer of the Company of any fiduciary duty in their capacity as an equityholder, director or officer of the Company prior to the Closing Date. Purchaser shall not make, and Purchaser shall not permit any of its Affiliates or its Representatives to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against any of Seller or its Affiliates or any of their Releasees with respect to any Liabilities (or other matters) released pursuant to this Section 5.16(b).

(c) Notwithstanding the foregoing, Section 5.16(a) and Section 5.16(b) shall not constitute a release from, waiver of, or otherwise apply to the terms of (i) this Agreement, the Transition Services Agreement, the Confidentiality Agreement, any Continuing Agreements or any Liability or Contract expressly contemplated by this Agreement, or the Transition Services Agreement to be in effect after the Closing, or any enforcement thereof (excluding, in each case, the Historic Obligations) or (ii) any other Contract, arrangement or other matter arising between Purchaser and its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand.

5.17 Litigation Support. If and for so long as Seller, Purchaser or any of their respective Affiliates are prosecuting, contesting or defending any claims relating to any Action by a third party in connection with (a) any transactions contemplated under this Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with, or arising from this Agreement or the Company, Purchaser or Seller, as the case may be, shall, and shall cause its Affiliates, including the Company, if applicable (and its and their officers and employees) to, cooperate with the other Party and its Affiliates and their respective counsel (at the expense of the requesting Party) in such prosecution, contest or defense, including making available its personnel and providing such testimony and access to its books and records as shall be reasonably necessary in connection with such prosecution, contest or defense.

5.18 Withheld Business Material Contracts. As soon as possible after the date hereof, the Parties shall mutually request, and shall use their respective reasonable best efforts to obtain as promptly as practicable, from all applicable Persons, all consents or approvals necessary to lift the restriction which caused such Contract to be a Withheld Business Material Contract on the date hereof. Upon obtaining such consent or approval, (a) such Contract will, as of such date, cease to be a “Withheld Business Material Contract” for purposes of this Agreement and (b) Seller shall deliver to Purchaser a true, complete, accurate and unredacted copy of such Withheld Business Material Contract. Seller shall keep Purchaser reasonably informed of Seller’s efforts and progress in obtaining the applicable consent or authorization to provide Purchaser with unredacted copies of the Withheld Business Material Contracts, cooperate in good faith in connection with all of Purchaser’s reasonable requests for information related to such process and shall consider in good faith any comments or suggestions provided by Purchaser.

5.19 Migration Plan. Purchaser and Seller shall continue discussions in good faith to finalize the schedules to the Transition Services Agreement as promptly as reasonably practicable following the date hereof to enable Purchaser to operate the Business in a manner consistent with the manner in which the Business was conducted during the Baseline Period (as defined in the

Transition Services Agreement). At or prior to the Closing, each of Seller and Purchaser shall, and shall cause their respective Affiliates to, execute and deliver, and cause the effectiveness of, the Transition Services Agreement.

5.20 FCG 2022 Base Rate Case. Following the Closing, Seller shall have the right, but not the obligation, to control, at its sole cost and expense, the FCG 2022 Base Rate Case; provided that any counsel retained by Seller in connection therewith shall be reasonably satisfactory to Purchaser; provided further that any counsel engaged by Seller or the Company as of the date hereof in connection with the FCG 2022 Base Rate Case shall be deemed to be satisfactory to Purchaser. In connection with such control, Seller will keep Purchaser reasonably informed with respect to the FCG 2022 Base Rate Case. Purchaser shall, and shall cause its Affiliates (including the Company) to, cooperate with Seller and its counsel, including making available to Seller all witnesses, pertinent records, materials and information in the possession or under control of Purchaser and its Affiliates (including the Company) relating to the FCG 2022 Base Rate Case as is reasonably required by Seller and, in each case, at Seller’s sole cost and expense. Purchaser will have the right to participate in the FCG 2022 Base Rate Case, including appointing separate counsel, but the costs of such participation shall be borne solely by Purchaser. Seller will, in consultation with Purchaser, make all decisions and determine all actions to be taken with respect to the FCG 2022 Base Rate Case and its settlement; provided, however, that Seller shall not settle the FCG 2022 Base Rate Case without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed (it being understood and agreed that any failure by Purchaser to provide such consent to a settlement seeking non-monetary relief against Purchaser, the Company or any of their respective Affiliates shall not be deemed to have been unreasonably withheld, conditioned or delayed).

5.21 Assignment of Internet Domain Names. Prior to Closing, Seller shall duly execute and deliver to Purchaser an assignment agreement, in a form reasonably acceptable to Purchaser, that irrevocably assigns, on behalf of itself and its Affiliates (other than the Company), all right, title and interest in and to the Internet domain names listed in Section 1.1(a) of the Seller Disclosure Letter to the Company. Seller agrees that, without further consideration, it will take any other actions as are necessary or reasonably requested by Purchaser to effectuate the transfer of ownership and control of such Internet domain names to the Company.

5.22 Assignment of Certain Rights. Prior to Closing, Seller (as successor to the 700 Universe, LLC) shall assign to the Company its rights to the indemnification provision in favor of Seller set forth in section 10.2(a)(iv) of the Stock Purchase Agreement, dated as of May 20, 2018, by and among NUI Corporation, Southern Company Gas, 700 Universe, LLC and NextEra Energy, Inc.

5.23 Minimum Cash. At the Closing, Seller shall cause the Cash (as defined in Schedule I hereto) to be equal to $2,000,000.

ARTICLE VI

EMPLOYEE MATTERS COVENANTS

6.1 Compensation and Employee Benefits.

(a) Compensation and Benefits Comparability. Prior to the Closing Date, and subject to Section 6.5, Seller and its Affiliates shall take such actions as are necessary to ensure that, as of the Closing Date all current Business Employees are employed by the Company and only individuals whose primary work functions are in support of the Business are employed by the Company. For a period commencing on the Closing Date and expiring on the earlier of (i) the first anniversary of the Closing Date and (ii) December 31, 2024 (the “Continuation Period”), Purchaser will provide to each Business Employee who becomes an employee of Purchaser or its Affiliates (including through continued employment with the Company after Closing) (a “Continuing Employee”), for so long as such Continuing Employee remains employed with Purchaser and its Affiliates during the Continuation Period: (x) base pay that is no less than what was provided to such Continuing Employee immediately prior to the Closing, (y) target incentive compensation range that is substantially comparable to the target incentive compensation range that was provided to the Continuing Employee immediately prior to the Closing and (z) employee benefits (excluding severance, retention, change in control, defined benefit pension plan benefits and retiree health and welfare benefits) that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Closing, it being understood that the provisions of this sentence shall cease to apply with respect to a Continuing Employee upon termination of such Continuing Employee’s employment with Purchaser and its Affiliates, and that Purchaser need not replicate specific items of compensation and employee benefits and may satisfy its obligations through a different combination of compensation and employee benefits than are provided prior to the Closing Date. If any Continuing Employee’s employment is involuntarily terminated without cause during the Continuation Period, subject to such Continuing Employee’s execution and non-revocation of a release of claims, Purchaser will provide such Continuing Employee with severance benefits pursuant to the terms of Purchaser’s applicable severance plan or policy with a cash severance amount that is at least as favorable as that available to the Business Employee pursuant to the NextEra Energy, Inc. Employee Severance Plan taking into account such Business Employee’s service as recognized by Seller for benefits purposes. Following the Closing Date, Seller shall have no liability with respect to severance benefits for Business Employees arising out of terminations after Closing due to Purchaser’s failure to comply with its obligations under this Section 6.1(a). The form and terms of any particular benefit plan offered by Purchaser (a “New Plan”) shall be as determined by Purchaser, subject to the foregoing and the other provisions of this Article VI. This Section 6.1(a) (other than the first sentence hereof) shall not apply to any Continuing Employee covered by a Labor Agreement.

(b) Service Credit. Purchaser will recognize the service of each of the Continuing Employees recognized by Seller for benefits purposes, including eligibility for, vesting and accrual of, and determination of the levels of such benefits, subject to Section 6.1(c). However, service will not be recognized (i) to the extent it would result in duplication of benefits for the same period of service or (ii) for purposes of grandfathered or frozen benefits or any defined benefit plans.

(c) Welfare Plans. Purchaser will use commercially reasonable efforts to (i) waive or cause the waiver of any limitation on benefits relating to pre-existing conditions, actively-at-work exclusions, evidence of insurability and waiting periods for the Continuing Employees under a New Plan providing medical, life or disability benefits, to the extent that such limitations are waived or otherwise inapplicable to a Continuing Employee under any comparable plan of Seller as of the Closing Date and (ii) credit each Continuing Employee for any co-payments, deductibles and other out-of-pocket expenses paid prior to the Closing Date under the terms of any analogous Seller Benefit Plan in satisfying any applicable copayment, deductible or out-of-pocket requirements for the plan year in which the Closing Date occurs under an applicable Purchaser welfare plan; provided that Seller has made plan information and records available to Purchaser that enable Purchaser to provide such crediting. Seller will be responsible for making available COBRA Continuation Coverage to any current and former employees of Seller, including Business Employees, or to any qualified beneficiaries of such employees, who become entitled to COBRA Continuation Coverage as a result of loss of group health plan coverage under a Seller Benefit Plan, which for the avoidance of doubt relates to COBRA Continuation Coverage qualifying events occurring prior to or on the Closing Date. Purchaser will be responsible for making available COBRA Continuation Coverage to any Continuing Employees (and their qualified beneficiaries) who become entitled to such COBRA Continuation Coverage after the Closing as a result of their loss of group health plan coverage under any New Plan.

(d) Vesting; Payment. Prior to the Closing, the Seller Group shall take any and all actions as required to fully vest the Business Employees in their awards and account balances, to the extent not already fully vested, under any Seller Benefit Plan that is a tax qualified defined contribution retirement plan, a nonqualified deferred compensation plan or any other qualified or non-qualified profit sharing plan, retention agreement, plan or program or any equity compensation plan, and all such awards and account balances shall be paid to the Business Employees in accordance with their terms. To the extent required by any Seller Benefit Plan or by Law, at or promptly following Closing, Seller shall payout to each Business Employee any vacation or other paid time off accrued by the Business Employee as of the Closing Date. Promptly following the Closing, Seller shall pay all Business Employees for all accrued but unpaid amounts with respect to base salary and wages through the Closing Date.

(e) Cooperation. From the date hereof through the Closing Date, Seller and Purchaser shall reasonably cooperate with respect to all communications to and with Business Employees regarding the transactions contemplated hereby. Seller and its Affiliates shall make all Business Employees reasonably available to Purchaser for the purpose of discussions regarding employment with Purchaser and its Affiliates following the Closing, and Purchaser and its Affiliates shall not interfere with such discussions.

6.2 Benefit Plan Assets and Liabilities Generally.

(a) Seller Benefit Plans. From and after the Closing, the Continuing Employees shall cease to be active participants in the Seller Benefit Plans. The Seller Group shall assume or retain, and indemnify and hold harmless Purchaser and its Affiliates in respect of, all assets and Liabilities related to Seller Benefit Plans and all Liabilities of Purchaser and its Affiliates (including, for this purpose, the Company) that arise from any Seller Benefit Plan that is subject to Title IV of ERISA and from any retention agreement, plan or program that is a Seller Benefit Plan. For the avoidance of doubt, the indemnification in this Section 6.2(a) is not subject to Section 10.2.

(b) Incentive Program. Within 30 days following the Closing Date, Seller or one of its Affiliates shall pay to each Continuing Employee who is a participant in an annual cash performance pay program of the Company, Seller or an Affiliate of Seller the amount of compensation accrued, but not paid, through the Closing Date, with respect to such Continuing Employment under the applicable annual cash performance pay program. For the avoidance of doubt, Business Employees will be fully paid by Seller with respect to incentive compensation covering all periods through the Closing Date.

6.3 Retirement Plans. Seller shall fully vest all Continuing Employees in their account balances under the retirement savings plan in which such Continuing Employees participate (the “Seller’s 401(k) Plan”), effective as of the Closing. Effective as of the Closing, Purchaser shall maintain or designate, or cause to be maintained or designated, a defined contribution plan and related trust intended to be qualified under Sections 401(a), 401(k) and 501(a) of the Code (the “Purchaser’s 401(k) Plan”). Effective as of the Closing, the Continuing Employees shall cease participation in Seller’s 401(k) Plan. The Continuing Employees shall be eligible to participate and shall commence participation in Purchaser’s 401(k) Plan in accordance with the terms of Purchaser’s 401(k) Plan. Seller and Purchaser shall cooperate to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) to Purchaser’s 401(k) Plan in cash in an amount equal to the full account balance distributed to such Continuing Employee from Seller’s 401(k) Plan. Seller shall fully vest all Continuing Employees in their accrued benefits under the NextEra Energy, Inc. Employee Pension Plan.

6.4 Labor and Employment Law Matters.

(a) Purchaser and Seller shall, and shall cause their Affiliates to, cooperate to take all steps, on a timely basis, as are required under applicable Law or any Labor Agreement to notify, consult with, or negotiate the effects of the transactions contemplated by this Agreement with each union representing Business Employees. Seller shall not enter into any Labor Agreement (other than a Labor Agreement limited solely to the effects of the transactions contemplated in this Agreement) covering any Business Employee. Following the date of this Agreement, any request from any union that is the certified representative of Business Employees to discuss or negotiate concerning a Labor Agreement covering any Business Employee shall be directed to Purchaser, who shall engage in good faith negotiations, with Seller present, with such union on a close-contingent basis. Purchaser shall consider in good faith any comments made by Seller with respect to such negotiations and Seller shall have to consent to the entering into or settlement of agreements reached in such negotiations that would become effective prior to the Closing Date, which consent shall not be unreasonably withheld.

(b) Seller shall provide to Purchaser on the Closing Date, a written list of all terminations of Business Employees that occurred within the 90-day period prior to the Closing Date. Purchaser will indemnify Seller and its Affiliates, from and against any Liabilities that may be incurred by Seller under the WARN Act arising after the Closing as a result of any action of Purchaser or its Affiliates occurring following the Closing.

6.5 Disability Employees. Prior to the Closing, Seller shall cause the employment of each employee of the Company and each current Business Employee who is on long-term disability leave as of the Closing (a “Disability Employee”) to be transferred to an Affiliate of Seller other than the Company. Purchaser shall make an offer of employment to any such Disability Employee whose primary work functions are in support of the Business and who returns to active employment during the Continuation Period. A Disability Employee shall not be considered a Continuing Employee unless and until his or her employment commences with Purchaser or its Affiliates. A Business Employee who is on short-term disability leave as of the Closing who subsequently qualifies for long-term disability benefits shall receive long-term disability benefits pursuant to the applicable Seller Benefit Plan (under which Seller and its Affiliates shall retain all Liabilities) and not pursuant to a long-term disability benefit plan of Purchaser or its Affiliates.

6.6 Third-Party Beneficiary Rights. This Article VI is included for the sole benefit of the Parties and their respective transferees and permitted assigns and does not and shall not create any right in any Person, including any current or former employee of Seller or any of its Affiliates or any Business Employee. Nothing contained in this Agreement (express or implied) (a) is intended to create or amend, or to require Purchaser or its Affiliates to establish or maintain, any employee benefit plan or arrangement or (b) is intended to confer upon any individual any right to employment for any period of time, or any right to a particular term or condition of employment. No current or former employee of Seller or any of its Affiliates or any Business Employee, including any beneficiary or dependent of the foregoing, or any other Person not a Party, shall be entitled to assert any claim against Purchaser, Seller or any of their respective Affiliates under this Article VI.

ARTICLE VII

TAX MATTERS

7.1 Tax Indemnification by Seller. Effective as of and after the Closing Date, Seller shall pay or cause to be paid, and shall indemnify Purchaser and its Affiliates (including the Company from and after the Closing Date) (collectively, the “Purchaser Tax Indemnified Parties”) and hold each Purchaser Tax Indemnified Party harmless from and against any and all Losses incurred or suffered by any of the Purchaser Indemnified Parties arising out of or related to any Taxes (a) (i) of the Company or imposed on or with respect to the Business for any Pre-Closing Tax Period (allocated in respect of a Straddle Tax Period in accordance with Section 7.4); (ii) of any member of the Seller Group (other than the Company) for any period (including as a result of a failure to withhold Taxes); (iii) of Seller, or any other Person (other than the Company) for which the Company is or becomes liable (under Treasury Regulation Section 1.1502-6 or under any similar provision of state, local or foreign Law) as a result of having joined as a member (or having been required to join as a member) of any consolidated, combined, affiliated, aggregate or unitary group prior to the Closing; (iv) of any Person (other than the Company) for which the Company is or becomes liable as a transferee or successor, as a result of a Contract (other than this Agreement) or otherwise by operation of Law, relating to an event or transaction occurring before the Closing Date; (v) any Tax amounts (including interest and penalties) payable as a result of Section 965 of the Code with respect to any election made under Section 965(h) of the Code; (vi) arising out of or resulting from any breach of any representation or warranty of Seller contained in Section 3.15(j)

or Section 3.15(p); (vii) arising out of or resulting from any breach of any covenant or agreement of Seller or the Company contained in this Agreement; (viii) for which Seller is responsible pursuant to Section 7.11; or (ix) resulting from the transactions contemplated by this Agreement, other than Transfer Taxes that are the responsibility of Purchaser pursuant to Section 7.11 (any such Taxes described in this Section 7.1, “Seller Indemnified Taxes”). Notwithstanding anything herein to the contrary, Seller Indemnified Taxes shall not include any Taxes taken into account in determining the Closing Payment Adjustments pursuant to Section 2.2 or the Post-Closing Adjustment pursuant to Article II.

7.2 Tax Indemnification by Purchaser. Effective as of and after the Closing Date, Purchaser shall pay or cause to be paid, and shall indemnify the Seller Group (collectively, the “Seller Tax Indemnified Parties”) and hold each Seller Tax Indemnified Party harmless from and against any and all Losses incurred or suffered by any of the Seller Tax Indemnified Parties arising out of or related to any Taxes (i) of the Company that are imposed on or with respect to the Business for any Post-Closing Tax Period (allocated in respect of a Straddle Tax Period in accordance with Section 7.4); (ii) arising out of or resulting from any breach of any covenant or agreement of Purchaser contained in this Agreement to the extent resulting in additional Taxes to the Company; or (iii) for which Purchaser is responsible under Section 7.11, provided, however, that Purchaser shall not be responsible for any Seller Indemnified Taxes.

7.3 Survival. The indemnification obligations, covenants and agreements pursuant to this Article VII shall survive the Closing until 30 days after the expiration of the applicable statute of limitations period (giving effect to any extension thereof) with respect to the Tax item to which an indemnity claim relates. Notwithstanding the foregoing, any indemnification obligation with respect to any claim asserted pursuant to Section 7.1 or 7.2 hereof in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the indemnified Party to the indemnifying Party prior to the expiration date of the survival period provided in the preceding sentence shall survive until finally resolved.

7.4 Straddle Tax Periods. To the extent permitted or required by applicable Law, the taxable year of the Company that begins before and includes the Closing Date shall be treated as closing on (and including) the Closing Date. To the extent the foregoing is not permitted or required by applicable Law, for purposes of this Agreement, in the case of any Straddle Tax Period, (a) Property Taxes of the Company allocable to the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Tax Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Tax Period that are in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Tax Period, and (b) Taxes (other than Property Taxes) of the Company allocable to the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the end of the day on the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period.

7.5 Tax Returns.

(a) Seller shall prepare or shall cause to be prepared (i) any combined, consolidated or unitary Tax Return that includes any member of the Seller Group, on the one hand, and the Company, on the other hand (a “Combined Tax Return”), and (ii) any Tax Return (other than any Combined Tax Return) that is required to be filed by or with respect to the Company for any taxable period that ends on or before the Closing Date (a “Pre-Closing Separate Tax Return”). Seller shall timely file or cause to be timely filed any Combined Tax Return and any Pre-Closing Separate Tax Return that is required to be filed on or before the Closing Date (taking into account any extensions). In the case of any such Combined Tax Return and any Pre-Closing Separate Tax Return, Seller shall prepare or cause to be prepared such Tax Return in a manner consistent with past practices of the Company (or of Seller with respect to the Company). Seller shall prepare and deliver, or cause to be delivered, to Purchaser, including for its review and comment, all Pre-Closing Separate Tax Returns that are required to be filed after the Closing Date at least 30 days prior to the due date for filing such Tax Returns (taking into account any extensions), or as early as possible before such due date if, at the time of Closing, any such Tax Return is due in less than 30 days, together with payment for any Seller Indemnified Taxes shown as due on such Tax Returns not less than five Business Days before such Taxes are due, and Purchaser shall timely file or cause to be timely filed such Tax Returns and timely pay any Taxes shown to be due with such Tax Returns.

(b) Purchaser shall prepare and timely file or cause to be prepared and timely filed all Tax Returns with respect to the Company for Straddle Tax Periods, and Seller shall provide assistance in the preparation and filing of such Tax Returns as Purchaser reasonably requires pursuant to the Transition Services Agreement. Purchaser shall deliver to Seller for its review and comment a copy of any such Tax Return that is required to be filed by or with respect to the Company for any Straddle Tax Period before the later of (i) as soon as reasonably practicable and (ii) 30 days prior to the due date thereof (taking into account any extensions) accompanied by a statement calculating in reasonable detail Seller’s indemnification obligation, if any, pursuant to Section 7.1. If for any reason Seller does not agree with Purchaser’s calculation of its indemnification obligation, Seller shall notify Purchaser of its disagreement within 15 days of receiving a copy of the Tax Return and Purchaser’s calculation (but in any event within a reasonable period of time prior to the last date for timely filing such Tax Return). Seller and Purchaser shall use commercially reasonable efforts to settle the dispute with respect to such indemnification obligation promptly. If Seller and Purchaser are unable to resolve any dispute prior to the due date of such Tax Return (giving effect to valid extensions), Purchaser shall file the Tax Return as originally prepared (but reflecting any items on which Seller and Purchaser have agreed), and the dispute resolution provisions of Section 7.15 shall apply.

(c) Notwithstanding anything to the contrary in this Agreement or the Transition Services Agreement, except to the extent such Tax Return relates solely to the Company, (i) Seller shall not be required to provide any Person with any consolidated, combined or unitary Tax Return of Seller and (ii) Purchaser shall not be required to provide any Person with any consolidated, combined, affiliated, aggregate or unitary Tax Return (or copy thereof) of Purchaser.

7.6 Refunds and Credits. Seller shall be entitled to any refunds or credits of or against any Seller Indemnified Taxes for which Seller is responsible under Section 7.1; provided that this

Section 7.6 shall not apply to any such refund or credit that is received by the Company to the extent that (i) the Company is under any prior legal obligation to pay over such refund or credit to any Person (other than pursuant to this Agreement) pursuant to a Contract in effect on the date of this Agreement, or (ii) such refund or credit results from the carryback of a Tax attribute of Purchaser or its Affiliates or the Company from a tax period (or portion thereof) beginning on or after the Closing Date; and, provided further that Section 7.6 shall not apply to any such refund or credit with respect to a Seller Indemnified Tax that was actually paid for by the Company (or the Purchaser) after the Closing and that was not actually borne by Seller or an Affiliate by virtue of being taken into account in the determination of the Closing Payment Adjustment pursuant to Section 2.2 or the Post-Closing Adjustment pursuant to Article II. Purchaser shall be entitled to any refunds or credits of or against any Taxes other than refunds or credits to which Seller is entitled pursuant to the foregoing sentence. Any refunds or credits of Taxes of the Company for any Straddle Tax Period shall be equitably apportioned between Seller and Purchaser in accordance with the principles set forth in Section 7.4 and the first two sentences of this Section 7.6. Notwithstanding the foregoing, Purchaser shall (and Seller shall not) be entitled to a refund or credit to the extent such refund or credit was reflected in, reserved for or taken into account in the determination of the Closing Payment Adjustment pursuant to Section 2.2 or the Post-Closing Adjustment pursuant to Article II. Each Party actually receiving or realizing a refund or credit of Taxes to which the other Party is entitled under this Section 7.6 shall pay, or cause its Affiliates to pay, to the Party so entitled the amount of such refund or credit (including any interest paid thereon and net of any Taxes and other reasonable out-of-pocket expenses to the Party receiving such refund or credit in respect of the receipt or accrual of such refund or credit) in readily available funds within 15 days of the actual receipt of the refund or credit or the application of such refund or credit against amounts otherwise payable. If any such refund or credit in respect of which a Party made a payment to the other Party pursuant to this Section 7.6 is subsequently disallowed or reduced, including if the Company subsequently is required to pay over such refund or credit to any Person (other than pursuant to this Agreement) pursuant to a Contract in effect on the date of this Agreement, such other Party shall promptly repay the amount of such refund or credit received, to the extent disallowed or reduced, to the Party that made such payment, together with any interest, penalties or other charges imposed thereon by the applicable taxing authority.

7.7 Tax Contests.

(a) If any taxing authority asserts a Tax Claim, then the Party first receiving notice of such Tax Claim shall provide prompt written notice thereof to the other Party; provided, however, that the failure of such Party to give such prompt notice shall not relieve the other Party of any of its obligations under this Article VII, except to the extent that the other Party is materially prejudiced by such failure. Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the taxing authority.

(b) In the case of a Tax Proceeding of or with respect to the Company for any Pre-Closing Tax Period or any Straddle Tax Period (in each case, other than a Tax Proceeding described in Section 7.7(c)), the Controlling Party shall have the right and obligation to conduct, at its own expense, such Tax Proceeding; provided, however, that (i) the Controlling Party shall provide the Non-Controlling Party with a timely and reasonably detailed account of each stage of such Tax Proceeding, (ii) the Controlling Party shall consult with the Non-Controlling Party before taking any significant action in connection with such Tax Proceeding, (iii) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party an opportunity to comment before submitting any written materials prepared or furnished in connection with such Tax Proceeding, (iv) the Controlling Party shall defend such Tax Proceeding diligently and in good faith as if it were the only party in interest in connection with such Tax Proceeding, (v) the Non-Controlling Party shall be entitled to participate in such Tax Proceeding, and (vi) the Controlling Party shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of the Non-Controlling Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided further, however, that the Controlling Party shall not have any obligations (and the Non-Controlling Party shall not have any rights) under the immediately foregoing proviso with respect to any portion of such Tax Proceeding (and any actions, written materials, meetings or conferences relating exclusively thereto) that could not reasonably be expected to affect the liability of, or otherwise have an adverse effect on, the Non-Controlling Party or any of its Affiliates. For purposes of this Agreement, “Controlling Party” shall mean Seller in the case of any Tax Proceeding of or with respect to the Company for any Pre-Closing Tax Period or, in the case of any Tax Proceeding of or with respect to the Company for any Straddle Tax Period, Seller if Seller and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding, or Purchaser if Purchaser and its Affiliates are reasonably expected to bear the greater Tax liability in connection with such Tax Proceeding; and “Non-Controlling Party” means whichever of Seller or Purchaser is not the Controlling Party with respect to such Tax Proceeding.

(c) Notwithstanding anything to the contrary in this Agreement, Seller shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to any consolidated, combined or unitary Tax Return of Seller; provided, however, that Seller shall notify Purchaser to the extent any such Tax Proceeding involves any issues that would materially adversely affect the Purchaser Tax Indemnified Parties, shall keep Purchaser reasonably appraised of the status of such Tax Proceeding with respect to such issues, shall consult with Purchaser regarding such issues, shall consider any comments of Purchaser in good faith and shall otherwise act in good faith with respect to such issues.

7.8 Cooperation and Exchange of Information.

(a) Not more than 60 days after the receipt of a request from Purchaser, Seller shall, and shall cause its Affiliates to, provide to Purchaser a package of Tax information materials, including schedules and work papers, requested by Purchaser to enable Purchaser to prepare and file all Tax Returns required to be prepared and filed by it with respect to the Company. Seller shall prepare such package completely and accurately, in good faith and in a manner consistent with Seller’s past practice.

(b) Each Party shall, and shall cause its Affiliates to, provide to the other Party such cooperation, documentation and information as either of them reasonably may request in (i) preparing and filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation under this Article VII or a right to refund of Taxes, or (iii) conducting any Tax Proceeding. Such cooperation, documentation and information shall include providing necessary powers of attorney, copies of all relevant portions of relevant Tax

Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property and other relevant information that any such Party may possess. Each Party shall make its employees reasonably available on a mutually convenient basis at its own cost to provide an explanation of any documents or information so provided.

(c) Each Party shall retain (to the extent in its possession or the possession of its Affiliates) all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the Company for its Tax periods ending on or prior to or including the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate, or (y) eight years following the due date (without extension) for such Tax Returns. Thereafter, the Party holding such Tax Returns or other documents may dispose of them unless the other Party provides reasonable notice and requests the opportunity to take possession of any portion of such Tax Returns and other documents that relate solely to the Company at such other Party’s own expense (provided, that any such notice must in any event be made in writing at least 60 days prior to such disposition).

7.9 Tax Sharing Agreements. On or before the Closing Date, the rights and obligations of the Company pursuant to all Tax sharing agreements or arrangements (other than this Agreement), if any, to which the Company, on the one hand, and any member of the Seller Group, on the other hand, are parties, shall terminate, and neither any member of the Seller Group, on the one hand, nor the Company, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.

7.10 Tax Treatment of Payments. Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law), Seller, Purchaser, the Company and their respective Affiliates shall treat any and all payments under this Article VII, Section 2.7, and Article X as an adjustment to the Purchase Price for Tax purposes.

7.11 Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, each of Purchaser, on the one hand, and Seller, on the other hand, shall pay, when due, and be responsible for, one half of any sales, use, transfer, real property transfer, registration, documentary, recording, stamp, value added, stock transfer or similar Taxes (including any penalties and interest) imposed on or payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”). The Party responsible under applicable Law for filing any Tax Returns with respect to such Transfer Taxes shall prepare and timely file such Tax Returns (after providing the other Party a reasonable opportunity to comment) and promptly provide a copy of such Tax Return to the other Party. Seller and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any such Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes; provided, that, notwithstanding any of the foregoing, neither Party nor their respective Affiliates shall be required to file any claim for exemption or exclusion from the application or imposition of any Transfer Taxes, or any claim for any reduction thereof, if such Party determines in its reasonable discretion that the filing of such claim or any related action would have an adverse effect on such Party or any of its Affiliates.

7.12 Timing of Payments. Any indemnity payment required to be made pursuant to this Article VII shall be made within ten days after the indemnified Party makes written demand upon the indemnifying Party, but in no case earlier than five days prior to the date on which the relevant Taxes or other amounts are required to be paid to the applicable taxing authority.

7.13 Tax Matters Coordination. Notwithstanding anything to the contrary in this Agreement, indemnification with respect to Taxes and the procedures relating thereto shall be governed exclusively by this Article VII, and the provisions of Article X shall not apply (other than Section 10.1(a)(ii)).

7.14 Section 338(h)(10) Election.

(a) Purchaser and Seller shall join in making an election under Section 338(h)(10) of the Code (or any similar provision of state or local Law) with respect to the purchase and sale of the Shares in accordance with this Agreement (the “Section 338(h)(10) Election”). Purchaser shall file the IRS Form 8023 (the “Form 8023”), and Purchaser shall prepare and deliver to Seller any similar state or local documents or forms required in connection with the Section 338(h)(10) Election at least 40 days prior to the date such documents or forms are required to be filed. Seller shall execute (or cause to be executed) and deliver to Purchaser such additional or substitute documents or forms prepared by and reasonably requested by Purchaser, including any similar state or local forms, as are reasonably requested by Purchaser to complete the Form 8023, or such similar state or local forms, at least ten (10) calendar days prior to the date such documents or forms are required to be filed.

(b) Purchaser shall prepare Part V and any other relevant portions of IRS Form 8883 (the “Proposed Form 8883”) and deliver the Proposed Form 8883 to Seller within thirty (30) calendar days after the finalization of the Final Closing Statement. Purchaser and Seller shall make a good faith attempt to agree on the allocation of the Purchase Price and any other items treated as consideration among the assets of the Company. In the event that Purchaser and Seller do not reach such agreement, Purchaser and Seller are not required to file consistent with the allocation set forth on the Proposed Form 8883. If the Parties agree on the allocation (the “Agreed Allocation”), the allocation among the assets shall be updated, solely to the extent necessary to account for any other payment made after the Closing treated as an adjustment to the Purchase Price or any other items that are treated as consideration for U.S. federal and applicable state and local income tax purposes in a manner that is consistent with the Agreed Allocation. Purchaser and Seller shall each be bound by the Agreed Allocation, if the Parties reach such agreement, for all U.S. federal and applicable state and local income Tax purposes and in all Tax Returns and other filings, declarations and reports with the IRS or any other Governmental Entity, including IRS Forms 8883 and any other reports required to be filed under Section 338 of the Code. In any Tax Proceeding related to the determination of any Tax or on any Tax filing or any Tax Return, neither Purchaser nor Seller (nor their respective Affiliates) will take any position inconsistent with the Agreed Allocation, if applicable, unless otherwise required by applicable Law.

7.15 Tax Disputes. If any dispute between the Parties should arise regarding their respective rights and obligations pursuant to this Article VII (a “Tax Dispute”), Seller and Purchaser shall use commercially reasonable efforts to settle such Tax Dispute.

7.16 Purchaser Tax Acts. In each case solely with respect to the Company, none of Purchaser or any of its Affiliates (including, after the Closing, the Company) shall, following the Closing (including the portion of the Closing Date after the Closing), other than an action taken in the ordinary course of business, required by applicable Law, or contemplated hereunder, take any of the following actions, without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed): (a) make any Tax election, or change in tax accounting period or method, with an effective date on or prior to the Closing Date or during a Straddle Tax Period, (b) amend any Tax Return for a Pre-Closing Tax Period or a Straddle Tax Period, (c) initiate or execute any voluntary disclosure agreement or similar agreement with any Tax authority with respect to a Pre-Closing Tax Period of the Company, or (d) extend the statute of limitations with respect to any Tax Return filed with respect to the Company for any Pre-Closing Tax Period or Straddle Tax Period, other than a Tax Return with respect to which there is a Tax Proceeding in which Purchaser is the Controlling Party, in the case of clauses (c) or (d), that could reasonably be expected to create any Tax obligation for which Seller would be liable under this Agreement.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1 Conditions to Each Party’s Closing Obligations. The respective obligations of each Party to effect the transactions contemplated hereby are subject to the fulfillment or, to the extent permitted by applicable Law, joint waiver, by the Parties at or prior to the Closing of the following conditions:

(a) No Injunctions. No Governmental Entity of competent authority and jurisdiction shall have issued an Order or enacted a Law that remains in effect that prohibits or makes illegal the consummation of the transactions contemplated hereby (collectively, the “Legal Restraints”).

(b) Regulatory Approvals. The Required Regulatory Approvals shall have been obtained or applicable waiting periods shall have expired.

8.2 Conditions to Purchaser’s Closing Obligations. Purchaser’s obligations to effect the transactions contemplated hereby are subject to the fulfillment or, to the extent permitted by applicable Law, waiver by Purchaser, at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Seller set forth in Section 3.1 (the first three sentences only), Section 3.2, Section 3.3 and Section 3.17 (such representations, the “Seller Fundamental Representations”) shall be true and correct in all but de minimis respects as of the Closing, as if made at and as of the Closing (or, if made as of a specific date, as of such date) and (ii) each of the other representations and warranties of Seller contained in Article III (disregarding all qualifications as to materiality or Business Material Adverse Effect contained therein) shall be true and correct as of the Closing as if made at and as of the Closing (or, if made as of a specific date, as of such date), except in the case of this clause (iii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b) Covenants and Agreements. The covenants and agreements of Seller to be performed at or before the Closing in accordance with this Agreement shall have been performed in all material respects.

(c) No Business Material Adverse Effect. Since the date of this Agreement, no Business Material Adverse Effect shall have occurred.

(d) Officer’s Certificate. Purchaser shall have received a certificate from Seller, signed on its behalf by an executive officer of Seller and dated the Closing Date, to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been fulfilled.

(e) Execution and Delivery of the Transition Services Agreement. Seller or its applicable Affiliate shall have executed and delivered to Purchaser or its applicable Affiliate the Transition Services Agreement which shall be in full force and effect as of the Closing.

(f) Other Closing Deliveries. Seller shall have delivered or caused to be delivered the items set forth in Section 2.3(b)(i).

(g) Payoff Documents. Seller shall have delivered or caused to be delivered to Purchaser with respect to any Indebtedness required to be repaid or refinanced pursuant to the terms of this Agreement customary payoff letters, instruments of discharge and any possessory collateral delivered in connection with such Indebtedness.

8.3 Conditions to Seller’s Closing Obligation. Seller’s obligations to effect the transactions contemplated hereby are subject to the fulfillment or, to the extent permitted by applicable Law, waiver by Seller, at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Purchaser set forth in Section 4.1, Section 4.2 and Section 4.5 (collectively, the “Purchaser Fundamental Representations”) shall be true and correct in all but de minimis respects as of the Closing as if made at and as of the Closing (or, if made as of a specific date, as of such date) and (ii) each of the other representations and warranties of Purchaser contained in Article IV (disregarding all qualifications as to materiality or Purchaser Material Adverse Effect contained therein) shall be true and correct as of the Closing as if made at and as of the Closing (or, if made as of a specific date, as of such date), except in the case of this clause (ii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) Covenants and Agreements. The covenants and agreements of Purchaser to be performed at or before the Closing in accordance with this Agreement shall have been performed in all material respects.

(c) Officer’s Certificate. Seller shall have received a certificate from Purchaser, signed on such Party’s behalf by an executive officer of Purchaser, as applicable, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been fulfilled.

(d) Execution and Delivery of the Transition Services Agreement. Purchaser or its applicable Affiliate shall have executed and delivered to Seller or its applicable Affiliate the Transition Services Agreement which shall be in full force and effect as of the Closing.

(e) Other Closing Deliveries. Purchaser shall have delivered or caused to be delivered the items set forth in Section 2.3(b)(ii)(A).

8.4 Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in Section 8.1, Section 8.2 or Section 8.3, as the case may be, either as a basis for not consummating the Sale or any of the other transactions contemplated by this Agreement, or as a basis for terminating this Agreement, if such failure was caused by such Person’s or its Affiliates’ failure to act in good faith or to use the efforts to cause the Closing to occur that are required by this Agreement.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of Seller and Purchaser;

(b) by either Seller or Purchaser, if:

(i) the Closing shall not have occurred on or before June 30, 2024 (the “Outside Date”); provided that the right to terminate this Agreement under this clause (i) shall not be available to (x) any Party whose failure to perform in any material respect any of its covenants or agreements contained in this Agreement has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date or (y) a Party if the other Party has filed (and is then pursuing) an Action seeking specific performance as permitted by Section 11.13; provided, further, that if, as of the end of the day on June 30, 2024, the condition to the Closing set forth in Section 8.1(b), has not been fulfilled but all other conditions to the Closing have been fulfilled or are capable of being fulfilled at the Closing, then the Outside Date will be September 30, 2024; provided, further, that if the Marketing Period has commenced but has not completed as of the Outside Date, the Outside Date may be extended (or further extended) by Purchaser on one occasion in its sole discretion by providing written notice thereof to Seller at least one (1) Business Day prior to the Outside Date until the date that is five (5) Business Days after the last scheduled expiration date of the Marketing Period;

(ii) Seller (in the case of a termination by Purchaser) or Purchaser (in the case of a termination by Seller) shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2(a) or 8.2(b) (in the case of termination by Purchaser) or Section 8.3(a) or 8.3(b) (in the case of termination by Seller), and (B) (1) is incapable of being cured prior to the Outside Date or (2) if capable of being cured prior to the Outside Date, has not been cured prior to the earlier of (x) thirty (30) days after the date on which Seller or Purchaser, as applicable, receives notice of such alleged breach or failure to perform from the party seeking termination, stating such party’s intention to terminate this agreement pursuant to Section 9.1(b)(ii) and the basis for such termination and (y) the Outside Date; provided that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any Party if such Party is then in breach in any material respect of any of its respective representations, warranties, covenants or other agreements contained in this Agreement;

(iii) the condition in Section 8.1(a) is not satisfied and the Legal Restraint giving rise to the non-satisfaction shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to any Party if such Party shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement with respect to such Legal Restraint, including Section 5.5; or

(iv) any Governmental Entity that must grant a Required Regulatory Approval shall have denied such grant, and such denial shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 9.1(b)(iv) shall not be available to any Party if such Party shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement with respect to such consent, authorization or approval, including Section 5.5.

9.2 Notice of Termination. In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 9.1, written notice of such termination shall be given by the terminating Party to the other.

9.3 Effect of Termination. In the event of termination of this Agreement by either or both of Seller and Purchaser pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and there shall be no liability on the part of any Party, except as set forth in the Confidentiality Agreement; provided that termination of this Agreement shall not relieve any Party for Actual Fraud or liability for Willful Breach. For purposes hereof, “Willful Breach” shall mean a breach that is a consequence of a deliberate act or deliberate failure to act undertaken by the breaching Party with the knowledge that the taking of or failure to take, such act would cause in the failure of the transactions contemplated by this Agreement to be consummated; provided that, without limiting the meaning of Willful Breach, the Parties acknowledge and agree that any failure by any Party to consummate the transactions contemplated by this Agreement after the applicable conditions to the Closing set forth in Article VIII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, and which conditions would be capable of being satisfied at the time of such failure to consummate the Closing) shall constitute a Willful Breach of this Agreement by such Party. For the avoidance of doubt, in the event that all applicable conditions to the Closing set forth in Article VIII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing, and which conditions would be capable of being satisfied at the time of such failure to consummate the transactions contemplated by this Agreement), but Purchaser fails to close for any reason, such failure to close shall be considered a Willful Breach by Purchaser. Notwithstanding anything to the contrary contained herein, the provisions of Section 3.21, Section 4.9, Section 5.7, the last sentence in Section 5.12(a) Section 10.7, Article XI and this Section 9.3 shall survive any termination of this Agreement.

9.4 Extension; Waiver. At any time prior to the Closing, either Seller or Purchaser may (but shall not be required to) (a) extend the time for performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered by the other Party pursuant to this Agreement or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other Party contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver sent in accordance with Section 11.3 and referencing this Section of the Agreement.

ARTICLE X

INDEMNIFICATION

10.1 Survival of Representations, Warranties, Covenants and Agreements.

(a) The representations and warranties of Seller contained in this Agreement shall survive the Closing until the 12-month anniversary hereof; provided that (i) the Seller Fundamental Representations shall survive the Closing until the expiration of the applicable statute of limitations and (ii) the representations and warranties made pursuant to Section 3.15 shall survive until the date that is 30 days after the expiration of the applicable statute of limitations.

(b) The representations and warranties of Purchaser contained in this Agreement shall survive the Closing until the 12-month anniversary hereof; provided, that the Purchaser Fundamental Representations shall survive the Closing until the expiration of the application statute of limitations.

(c) The covenants and agreements contained herein that are to be performed at or prior to the Closing (other than pursuant to Section 5.5, Section 5.7, the first sentence of Section 5.15, Section 5.17, Section 5.19 and Section 7.5 (in each case to the extent that the covenants and agreements contained therein are to be performed at or prior to the Closing)) shall survive the Closing until the 12-month anniversary thereof, and written notice of a claim for breach of such covenant or agreement must be given by Purchaser to Seller or by Seller to Purchaser, as applicable, in accordance with the provisions hereof prior to such 12-month anniversary. All other covenants and agreements contained herein that by their terms are to be performed solely at or prior to Closing shall not survive the Closing. Any covenant and agreement to be performed, in whole or in part, after the Closing shall survive the Closing in accordance with its terms.

(d) Notwithstanding the foregoing, any claims asserted in connection with this Agreement in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching Party to the breaching Party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant covenant, agreement, representation or warranty and such claims shall survive until finally resolved.

10.2 Indemnification by Seller.

(a) Subject to the provisions of this Article X and except with respect to Closing Payment Adjustments (which shall be governed exclusively by Article II) and indemnification for Taxes (which shall be governed exclusively by Article VII), effective as of and after the Closing, Seller shall indemnify and hold harmless Purchaser and its Affiliates, and each of their respective directors, officers, employees, agents and Representatives (collectively, the “Purchaser Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Purchaser Indemnified Parties arising out of or related to:

(i) any breach of any representation or warranty of Seller, at and as of the Closing as though made at and as of the Closing (unless made as of a specific date, in which case at and as of such date), contained in Article III (other than any representation or warranty of Seller contained in Section 3.15, the indemnification for which is governed exclusively by Article VII);

(ii) any breach of any covenant or agreement of Seller contained in this Agreement; and

(iii) the matters set forth on Section 10.2(a)(iii) of the Seller Disclosure Letter.

(b) Notwithstanding any other provision to the contrary (except with respect to indemnification for Taxes (which shall be governed exclusively by Article VII) and for Seller Benefit Plans and Business Employees (which shall be governed by Article VI)):

(i) for purposes of the determination of the existence or amount of any Losses (but not for the purposes of determining a breach) in respect of any such failure, any materiality or Business Material Adverse Effect standard or qualification contained in or otherwise applicable to such representation or warranty shall be disregarded;

(ii) Seller shall not be required to indemnify or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Losses: (A) to the extent the related Liabilities were reflected in, reserved for or taken into account in the determination of Working Capital on the Final Closing Statement or, with respect to indemnifiable Losses pursuant to Section 10.2(a)(i), were specifically reflected or reserved in the Business Financial Statements (but only to the extent such Liabilities are readily identifiable on the face of the Business Financial Statements as a breach of the applicable representation or warranty); (B) pursuant to Section 10.2(a)(i), for any claim unless such claim or series of related claims involve Losses in excess of $750,000 (the “De Minimis Amount”) and if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of the Purchaser Indemnified Parties’ Losses under Section 10.2(a)(i); or (C) pursuant to Section 10.2(a)(i), until the aggregate amount of the Purchaser Indemnified Parties’ Losses under Section 10.2(a)(i) exceeds one percent (1%) or the Purchase Price (the “Deductible”), after which Seller shall be obligated for the Purchaser Indemnified Parties’ Losses under Section 10.2(a)(i) for the amount of such Losses that exceeds the Deductible; provided that any claim for indemnification under Section 10.2(a)(i) resulting from a breach of a Seller Fundamental Representation shall not be subject to the De Minimis Amount or the Deductible (collectively, the “Fundamental Indemnification Matters”); and

(iii) the cumulative indemnification obligations of Seller under Section 10.2(a)(i) (other than the Fundamental Indemnification Matters) shall in no event exceed, in the aggregate, ten percent (10%) of the Purchase Price (the “Cap”), and the cumulative indemnification obligations of Seller for the Fundamental Indemnification Matters, together with all other indemnification by Seller under this Agreement, shall in no event exceed, in the aggregate, the Purchase Price.

10.3 Indemnification by Purchaser and the Company.

(a) Subject to the provisions of this Article X and except with respect to indemnification for Taxes (which shall be governed exclusively by Article VII), effective as of and after the Closing, Purchaser shall, and shall cause the Company to, indemnify and hold harmless Seller and its Affiliates, and each of their respective directors, officers, employees, agents and Representatives (collectively, the “Seller Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Seller Indemnified Parties arising out of or related to:

(i) any breach of any representation or warranty of Purchaser, at and as of the Closing as though made at and as of the Closing (unless made as of a specific date in which case at and as of such date), contained in Article IV; and

(ii) any breach of any covenant or agreement of Purchaser contained in this Agreement.

(b) Notwithstanding any other provision to the contrary (except with respect to indemnification for Taxes (which shall be governed exclusively by Article VII)):

(i) Purchaser shall not be required to, and shall not be required to cause the Company to, indemnify or hold harmless any Seller Indemnified Party against, or reimburse any Seller Indemnified Party for, any Losses: (A) pursuant to Section 10.3(a)(i), for any claim unless such claim or series of related claims involve Losses in excess of the De Minimis Amount and if such Losses do not exceed the De Minimis Amount, such Losses shall not be applied to or considered for purposes of calculating the aggregate amount of the Seller Indemnified Parties’ Losses under Section 10.3(a)(i); or (B) pursuant to Section 10.3(a)(i), until the aggregate amount of the Seller Indemnified Parties’ Losses under Section 10.3(a)(i) exceeds the Deductible, after which Purchaser shall be obligated for the Seller Indemnified Parties’ Losses under Section 10.3(a)(i) for the amount of such Losses that exceeds the Deductible; provided that any claim for indemnification under Section 10.3(a)(i) resulting from a breach of a Purchaser Fundamental Representation shall not be subject to the De Minimis Amount or the Deductible (collectively, the “Purchaser Fundamental Indemnification Matters”); and

(ii) the cumulative indemnification obligations of Purchaser and the Company under Section 10.3(a)(i) (other than the Purchaser Fundamental Indemnification Matters) shall in no event exceed, in the aggregate, the Cap, and the cumulative indemnification obligations of Purchaser and the Company for the Purchaser Fundamental Indemnification Matters, together with all other indemnification by Purchaser and the Company under this Agreement, shall in no event exceed, in the aggregate, the Purchase Price.

10.4 Indemnification Procedures.

(a) Third Party Claims. If any Person entitled to receive indemnification under this Agreement (an “Indemnitee”) receives notice of any demand or claim by any Person who is neither a Party nor an Affiliate of a Party (a “Third Party Claim”) which has or could reasonably give rise to a right of indemnification hereunder, or for which the Indemnitee may claim a right to indemnification hereunder from the other Party (the “Indemnifying Party”), the Indemnitee will promptly give written notice (a “Third Party Claim Notice”) of such Third Party Claim to the Indemnifying Party. Any such Third Party Claim Notice shall (i) describe the nature, facts and circumstances of the Third Party Claim in reasonable detail, (ii) state the estimated amount of the indemnifiable Loss that has been or may be sustained by the Indemnitee, if practicable, (iii) state the method and computation thereof, and (iv) contain specific reference to the provision or provisions of this Agreement in respect of which such right of indemnification is claimed or arises. The Indemnitee shall provide the Indemnifying Party with such other information known to it or in its possession with respect to the Third Party Claim as the Indemnifying Party may reasonably request. For the purposes hereof, the matters set forth on Section 10.2(a)(iii) of the Seller Disclosure Letter shall be deemed to constitute a Third Party Claim.

(b) The Indemnifying Party, at its sole cost and expense, will in the case of a Third Party Claim have the right, upon written notice to the Indemnitee within 30 days (or such earlier time as may be required by the nature of the Third Party Claim) of receiving a Third Party Claim Notice, to assume the defense of the Third Party Claim through counsel reasonably satisfactory to the Indemnitee; provided, that the Indemnitee shall be entitled to retain its own counsel, at its expense, and the Indemnitee may assume control of the defense of the Third Party Claim at the Indemnifying Party’s expense, if (i) upon the advice of Indemnitee’s counsel, a conflict of interest exists (or would reasonably be expected to arise) that would make it inappropriate for the same counsel to represent both the Indemnifying Party and Indemnitee in connection with a Third Party Claim, (ii) the Indemnifying Party fails to diligently prosecute the defense of the Third Party Claim, or (iii) such Third Party Claim (A) seeks non-monetary relief against Indemnitee or (B) involves criminal or quasi criminal allegations; provided, further, that, if the aggregate dollar amount of a Third Party Claim, together with all other Third Party Claims of which the Indemnifying Party is aware or has received Third Party Claim Notices, and all costs and expenses reasonably estimated to be incurred in connection with the defense thereof, would exceed the Cap, the Indemnitee may, at its option, and to the extent in excess of the Cap at its sole cost and expense, assume the defense of the Third Party Claim with counsel of its choice upon written notice to the Indemnifying Party within 15 days of delivery of the related Third Party Claim Notice.

(c) Defense of Third Party Claims. If the Indemnifying Party assumes the defense of a Third Party Claim pursuant to Section 10.4(b), the Indemnifying Party will diligently pursue such defense, and will keep the Indemnitee reasonably informed with respect to such defense. The Indemnitee shall, and shall cause its Affiliates to, cooperate with the Indemnifying Party and its counsel, including making available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnitee’s possession or under the Indemnitee’s control relating thereto as is reasonably required by the Indemnifying Party. The Indemnitee will have the right to participate in such defense, including appointing separate counsel, but the costs of such participation shall be borne solely by the Indemnitee. Subject to Section 10.4(b), the Indemnifying Party will, in consultation with the Indemnitee, make all decisions and determine all actions to be taken with respect to the defense and settlement of the Third Party Claim; provided, however, that the Indemnifying Party shall not pay, compromise, settle or otherwise dispose of such Third Party Claim without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld, conditioned or delayed, provided that it will not be deemed to be unreasonable for an Indemnitee to withhold its consent if (A) such payment, compromise, settlement or disposition does not involve solely the payment of money by the Indemnifying Party without recourse to the Indemnitee; (B) such payment, compromise, settlement or disposition involves a finding or admission of violation of any Law, Order or Permit or rights of any Person by the Indemnitee or its Affiliates; or (C) such payment, compromise, settlement or disposition does not contain an unconditional release of the Indemnitee from the subject matter of such payment, compromise, settlement or disposition. In no event will the Indemnifying Party have authority to agree, without the consent of the Indemnitee, to any relief binding on the Indemnitee other than the payment of money damages by the Indemnifying Party without recourse to the Indemnitee.

(d) Failure to Assume Defense. If the Indemnifying Party elects not to defend such Third Party Claim, fails to timely notify the Indemnitee in writing of its election to defend, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnitee may defend such Third Party Claim and seek indemnification for any and all indemnifiable Losses based upon, arising from or relating to such Third Party Claim; provided, however, that the Indemnitee shall not pay, compromise, settle or otherwise dispose of such Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(e) Direct Losses. Any claim by an Indemnitee on account of an indemnifiable Loss that does not result from a Third Party Claim (a “Direct Loss”) will be asserted by giving the Indemnifying Party prompt written notice thereof, (i) describing the nature, facts and circumstances of such indemnifiable Loss in reasonable detail, (ii) stating the amount of the indemnifiable Loss that has been or may be sustained by the Indemnitee, if practicable, (iii) stating the method and computation thereof and (iv) containing specific reference to the provision or provisions of this Agreement in respect of which such right of indemnification is claimed or arises. The Indemnitee shall provide the Indemnifying Party with such other information with respect to the Direct Loss as the Indemnifying Party may reasonably request and shall cooperate with the Indemnifying Party and its counsel, including permitting reasonable access to books, records and personnel, in connection with determining the validity of any claim for indemnification by the Indemnitee and in otherwise resolving such matters. The Indemnifying Party will have a period of 30 Business Days within which to respond to such claim of a Direct Loss. If the Indemnifying Party rejects such claim, or does not respond within such period, the Indemnitee may seek enforcement of its rights to indemnification under this Agreement.

(f) Delay. A failure to give timely notice as provided in this Section 10.4 will affect the rights or obligations of a Party hereunder only to the extent that, as a result of such failure, the Party entitled to receive such notice was actually prejudiced as a result of such failure.

Notwithstanding the foregoing, no claim for indemnification first made after the expiration of the applicable survival period with respect to the representation, warranty or covenant on which such claim is based set forth in Section 10.1 will be valid and any such claim shall be deemed time-barred.

(g) Conflict. Section 7.7, and not this Section 10.4, shall govern with respect to any Tax Proceedings.

10.5 Exclusive Remedy. Except with respect to the matters covered by Sections 2.5 through 2.7 (which shall be governed exclusively by such Sections), with respect to any matter relating to Taxes (which shall be governed exclusively by Article VII) and with respect to Seller Benefit Plans and Business Employees (which shall be governed exclusively by Article VI), except for the Parties’ right to seek and obtain any equitable relief pursuant to Section 11.13, and except in the case of Actual Fraud, the Parties acknowledge and agree that, following the Closing, the indemnification provisions of Sections 10.2 and 10.3 shall be the sole and exclusive remedies of the Parties for any Liabilities or Losses (including any Liabilities or Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each Party may at any time suffer or incur, or become subject to, as a result of, or in connection with the Sale or the other transactions contemplated hereby, including any breach of any representation or warranty in this Agreement by any Party, or any failure by any Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement (but excluding the Transition Services Agreement). In furtherance of the foregoing, Seller and Purchaser hereby waive, on behalf of themselves and the other Seller Indemnified Parties and Purchaser Indemnified Parties, respectively, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, rights of recovery arising out of or relating to any Environmental Laws, claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty) that may be based upon, arise out of, or relate to the Business, the Company, this Agreement, the negotiation, execution or performance of this Agreement (including any tort or breach of contract claim or cause of action based upon, arising out of, or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), or the transactions contemplated hereby, known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against the other arising under or based upon any Law, common law, or otherwise. Notwithstanding anything to the contrary contained in this Agreement, none of Seller, the Company, the Company’s Subsidiaries or any other member of the Seller Group shall have any rights or claims against any Financing Source Party in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, and no Financing Source Party shall have any rights or claims against any of Seller, the Company, the Company’s Subsidiaries or any other member of the Seller Group in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the transactions contemplated hereby or any oral representation made or alleged to be made in connection herewith; provided that, the foregoing will not limit the rights of the parties to the Financing under any commitment letter related thereto or any definitive documentation related thereto.

10.6 Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Article X, all Losses shall be net of indemnity proceeds that have been recovered by the indemnified Party in connection with the facts giving rise to the right of indemnification (it being agreed that if indemnification proceeds in respect of such facts are recovered by the indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent that the indemnification payment made exceed the Losses incurred), and the indemnified Party shall use, and cause its Affiliates to use, commercially reasonable efforts to seek recovery under all indemnity provisions covering such Losses to the same extent as it would if such Losses were not subject to indemnification hereunder.

10.7 Limitation on Consequential Damages. Notwithstanding anything to the contrary elsewhere in this Agreement or provided for under any applicable Law, no Party will be liable to the other Party, either in contract or in tort, for any consequential, incidental, indirect, special, or punitive damages of the other Party, including business interruption, loss of future revenue, profits or income, diminution in value or loss of business reputation or opportunity, relating to the breach or alleged breach hereof or otherwise, and, in particular, no “multiple of profits,” “multiple of cash flow,” “multiple of assets” or similar valuation methodology shall be used in calculating the amount of any indemnifiable Losses. The exclusion of consequential, incidental, indirect, special, and punitive damages as set forth in the preceding sentence does not apply to any such damages actually paid to third parties by Purchaser or Seller, as the case may be, in connection with Losses that may be indemnified pursuant to this Article X after Closing.

10.8 Mitigation.

(a) Each of the Parties agrees to use its commercially reasonable efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder, and no Indemnifying Party shall be liable for any Losses to the extent they arise out of or result from the indemnified Party’s failure to use commercially reasonable efforts to mitigate such Losses.

(b) The amount of any indemnifiable Loss will be reduced to the extent of any insurance proceeds, rate recovery or other payments actually received from an insurer or other third party with respect to an indemnifiable Loss, in each case, net of all costs of recovery. If the amount of any indemnifiable Loss, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by recovery, settlement, or payment under or pursuant to any insurance coverage, by rate recovery or by recovery, settlement, or payment by or against any other Person, the amount of such reduction (net of all costs of recovery) will be repaid by the Indemnitee to the Indemnifying Party reasonably promptly following actual receipt or credit of such amounts.

ARTICLE XI

GENERAL PROVISIONS

11.1 Amendment. This Agreement may be amended, modified or supplemented only by written agreement of Seller and Purchaser; provided, that Section 10.5, this Section 11.1, Section 11.5, Section 11.7, Section 11.11 and Section 11.12 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) shall not be amended in any manner adverse to the Financing Source Parties without the prior written consent of the Financing Parties (other than individuals).

11.2 Waivers and Consents. Except as otherwise provided in this Agreement, any failure of Seller or Purchaser to comply with any obligation, covenant, agreement or condition herein may be waived by the Person entitled to the benefits thereof only by a written instrument signed by such Person granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

11.3 Notices. All notices and other communications hereunder will be in writing and will be deemed given (a) when received, if delivered personally, (b) on the date sent by electronic mail, with confirmation of transmission, if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (c) when received, if mailed by overnight courier or certified mail (return receipt requested), postage prepaid, in each case, to the Party being notified at such Party’s address indicated below (or at such other address for a Party as is specified by like notice):

(a)  If to Seller:

Florida Power & Light Company

700 Universe Boulevard

Juno Beach, Florida 33408

Attention: Mark Hickson

Email: mark.hickson@nee.com

and

NextEra Energy, Inc.

700 Universe Boulevard

Juno Beach, Florida 33408

Attention: Charles E. Sieving

Email: charles.sieving@nee.com

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright US LLP

1301 Avenue of the Americas

New York, New York

10019-6022

Attention: Kessar Nashat

Email: kessar.nashat@nortonrosefulbright.com

(b)  If to Purchaser:

Chesapeake Utilities Corporation

500 Energy Lane

Dover, DE 19901

Attention: James F. Moriarty

Email: jmoriarty@chpk.com

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

Attention:  Creighton O. Condon

Lara Aryani

Email:    CCondon@Shearman.com

Lara.Aryani@Shearman.com

11.4 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of Seller and Purchaser and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by Seller or Purchaser without the prior written consent of Seller (in the case of an assignment by Purchaser) or of Purchaser (in the case of assignment by Seller). Notwithstanding the foregoing, (a) Seller shall be permitted to assign its rights and obligations under this Agreement, individually or collectively, to one or more of its wholly owned, direct or indirect Subsidiaries with prior written notice to Purchaser and (b) Purchaser shall be permitted to assign its rights and obligations under this Agreement, individually or collectively, to one or more of its wholly owned, direct or indirect Subsidiaries with prior written notice to Seller; provided, however, that no such assignment shall relieve a Party of, or constitute a discharge of, any of such Party’s liabilities and obligations under this Agreement. Notwithstanding the foregoing, Purchaser may collaterally assign its rights under this Agreement, in whole or in part, to any Financing Party; provided that no such assignment shall relieve Purchaser of its obligations hereunder.

11.5 No Third Party Beneficiaries. Except for Sections 5.17, 7.1, 7.2, 10.2 and 10.3, in each case which are intended to benefit, and to be enforceable by, the parties specified therein, this Agreement, together with the Exhibits and Schedules hereto, are not intended to confer in or on behalf of any Person not a Party (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof; provided, that the Financing Parties and each of their respective Affiliates and their respective current, former and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, assignees or representatives (each, a “Financing Source Party” and, collectively, the “Financing Source Parties”) shall be express third-party beneficiaries with respect to Section 10.5, Section 11.1, Section 11.4, this Section 11.5, Section 11.7, Section 11.11 and Section 11.12.

11.6 Expenses. Except as otherwise set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses unless expressly otherwise contemplated in this Agreement.

11.7 Governing Law. This Agreement (as well as any claim or controversy arising out of or relating to this Agreement or the transactions contemplated hereby) shall be governed by and construed in accordance with the Laws of the New York, without regard to the conflicts of laws rules thereof that would otherwise require the Laws of another jurisdiction to apply.

11.8 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. Upon such determination that any term or other provision is invalid or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

11.9 Entire Agreement. This Agreement will be a valid and binding agreement of the Parties only if and when it is fully executed and delivered by Seller and Purchaser, and until such execution and delivery no legal obligation will be created by virtue hereof. This Agreement, the Seller Disclosure Letter, the Confidentiality Agreement and the Transition Services Agreement, together with the Exhibits and Schedules hereto and thereto and the certificates and instruments delivered hereunder or in accordance herewith, embodies the entire agreement and understanding of Seller and Purchaser in respect of the transactions contemplated by this Agreement. This Agreement, the Seller Disclosure Letter, the Confidentiality Agreement and the Transition Services Agreement supersede all prior agreements and understandings between Seller, on the one hand, and Purchaser, on the other hand, with respect to the matters contemplated hereby. None of this Agreement, the Seller Disclosure Letter, the Confidentiality Agreement or the Transition Services Agreement shall be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of Seller or Purchaser with respect to the transactions contemplated hereby or thereby other than those expressly set forth herein or therein or in any document required to be delivered hereunder or thereunder.

11.10 Delivery. This Agreement, and any certificates and instruments delivered hereunder or in accordance herewith, may be executed in multiple counterparts (each of which will be deemed an original, but all of which together will constitute one and the same instrument). Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

11.11 Waiver of Jury Trial. Each of the Parties hereby irrevocably waives, to the fullest extent permitted by Law, any and all right to trial by jury in any Action arising out of or related to this Agreement or the Transition Services Agreement or any of the transactions contemplated hereby or thereby (including any legal action, proceeding or counterclaim (based on contract, tort or otherwise) against the Financing Source Parties arising out of or related to the transactions contemplated hereby, the Financing Letters, the Financing or the performance of services with respect thereto).

11.12 Submission to Jurisdiction. Each of Seller and Purchaser irrevocably agrees that any Action arising out of or relating to this Agreement brought by the other Party (or any of their respective successors or assigns) shall be brought and determined exclusively in any state or federal court sitting in the Southern District of the State of New York, and each of Seller and Purchaser hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the transactions contemplated hereby. Each of Seller and Purchaser agrees not to commence any Action relating thereto except in the courts described above in New York, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. Each of Seller and Purchaser further agrees that notice as provided herein shall constitute sufficient service of process and each of Seller and Purchaser further waives any argument that such service is insufficient. Each of Seller and Purchaser hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding anything to the contrary in this Agreement, each Party (on behalf of itself and its Affiliates) (i) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source Parties in any way relating to this Agreement, including any dispute arising out of the Financing Letters or the performance thereof or the Financing, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York in the County of New York (and of the appropriate appellate courts therefrom), (ii) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts,

(iii) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 11.3 shall be effective service of process against it for any such action brought in any such court, (iv) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (v) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

11.13 Specific Performance. Each of Seller and Purchaser agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of Seller and Purchaser shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court sitting in the Southern District of the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity. Each of Seller and Purchaser hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

11.14 Disclosure Generally. Notwithstanding anything to the contrary contained in the Seller Disclosure Letter or in this Agreement, the information and disclosures contained in any Seller Disclosure Letter shall be deemed to be disclosed and incorporated by reference with respect to any other representation or warranty of Seller for which applicability of such information and disclosure is reasonably apparent on its face. The fact that any item of information is disclosed in any Seller Disclosure Letter shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Business Material Adverse Effect” or other similar terms in this Agreement.

11.15 Provision Respecting Legal Representation. Each Party agrees, on its own behalf and on behalf of its Affiliates, that Norton Rose Fulbright US LLP may serve as counsel to Seller and the Company in connection with the negotiation, preparation, execution and delivery of this Agreement and the Transition Services Agreement and the consummation of the transactions contemplated hereby and thereby, and that, following consummation of the transactions contemplated hereby and thereby, Norton Rose Fulbright US LLP (or any successors) may serve as counsel to Seller or any Affiliate or Representative of Seller, in connection with any Action or obligation arising out of or relating to the transactions contemplated hereby and thereby notwithstanding such prior representation of the Company, and each Party consents thereto and waives any conflict of interest arising therefrom.

11.16 Privilege. Purchaser, for itself and its Affiliates, and its and its Affiliates’ respective successors and assigns, hereby irrevocably and unconditionally acknowledges and agrees that all attorney-client privileged communications between Seller, the Company and their respective current or former Affiliates or Representatives and their counsel, including Norton Rose Fulbright US LLP, made before the consummation of the Closing to the extent relating to the negotiation, preparation, execution, delivery of this Agreement and the Transition Services Agreement, and the consummation of the transactions contemplated hereby and thereby which, immediately before the Closing, would be deemed to be privileged communications and would not be subject to disclosure to Purchaser (or would otherwise not be disclosable to Purchaser without losing any such right of privilege) in connection with any Action arising out of or relating to this Agreement, shall continue after the Closing to be privileged communications with such counsel and neither Purchaser nor any of its Affiliates (including after the Closing, the Company) shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications belongs to Purchaser, the Company or the Business, or on any other grounds.

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of Seller and Purchaser as of the date first set forth above.

FLORIDA POWER & LIGHT COMPANY

By:
Name:
Title:

CHESAPEAKE UTILITIES CORPORATION

By:
Name:
Title: